
DarkBlueSea
DIRECT NAVIGATION EXPERTS


06017052


SEC MAIL PROCESSING
RECEIVED
SEP 2 6 2006
WASH, D.C.
213
SECTION

18 September, 2006

US Securities and Exchange Commission
Attention: Filing Desk
100 F Street, N.E.
Washington DC. 20549
USA

Dear Sir/Madam,

ADDITIONAL SUBMISSIONS PURSUANT TO RULE 12g3-2(b) OF THE SECURITIES EXCHANGE ACT 1934

The following documents are furnished by Dark Blue Sea Ltd (SEC file number 82-34920), being an Australian Corporation listed on the Australian Stock Exchange (ASX) in order for it to continue to qualify for the exemption from registration requirements of Section 12(g)3-2(b) of the Securities Exchange Act of 1934.

The following documents enclosed were lodged with the ASX between 31 January 2006 and 13 September, 2006:

Document Date	Document Description
13/09/2006	Commentary on Preliminary Final Report & Maiden Dividend
13/09/2006	Preliminary Final Report
06/09/2006	Form 484 - Notice of Share Cancellation
17/08/2006	Daily Share Buy-Back Notice
15/08/2006	Daily Share Buy-Back Notice
15/08/2006	Daily Share Buy-Back Notice
10/08/2006	Daily Share Buy-Back Notice
09/08/2006	Daily Share Buy-Back Notice
03/08/2006	Form 484 - Notice of Share Cancellation
02/08/2006	Update on Company Performance for June Quarter
24/07/2006	Daily Share Buy-Back Notice
07/07/2006	Appendix 3B - New Employee Option Issue
06/07/2006	Notice of share cancellation - Form 484
30/06/2006	Daily Share Buy-Back Notice
28/06/2006	Strategic Alliance with Domain Name Auction House

23/06/2006	Daily Share Buy-Back Notice
22/06/2006	Daily Share Buy-Back Notice
21/06/2006	Daily Share Buy-Back Notice
16/06/2006	Daily Share Buy-Back Notice
15/06/2006	Daily Share Buy-Back Notice
14/06/2006	Daily Share Buy-Back Notice
13/06/2006	Daily Share Buy-Back Notice
09/06/2006	Daily Share Buy-Back Notice
29/05/2006	Appendix 3D: Changes relating to buy-back
22/05/2006	Commentary re: Share Buy Back
22/05/2006	On-Market Buy-Back
22/05/2006	Appendix 3F - Final Share Buy-Back Notice
15/05/2006	Corporate Development Update
08/05/2006	Change of Director's Interest Notice
28/04/2006	Commentary on Third Quarter Cashflow Report
28/04/2006	Commitments Test Entity - Third Quarter Report
04/04/2006	Investor Presentation
20/03/2006	Investor Presentation
06/03/2006	Half Year Accounts
06/03/2006	Half Yearly Report
31/01/2006	Commitments Test Entity - Second Quarter Report
31/01/2006	Commitments Test Entity - Second Quarter Report

Please contact the writer should you require any further information in this regard.

Yours truly,



Justin Russom
Corporate Counsel
Dark Blue Sea Ltd


DarkBlueSea
NAVIGATING THE INTERNET

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 13 September, 2006

Preliminary Final Report 2005/06 & Maiden Dividend

Dark Blue Sea Ltd (ASX listing code DBS) today released its preliminary final report for the 2005/06 financial year. The report also includes details the declaration of the Company's maiden dividend payment, being the final dividend in relation to the 2005/2006 fiscal year ("current period").

Revenue for the current period was A$33.5 million, up 50% from A$22.3 million for the previous corresponding period. EBITDA for the Group was A$4.4 million, up 60% from A$2.7 million recorded in the previous financial year. Net profit after tax for the 2005/06 period was A$2.9 million up 62% from A$1.8 million in 2004/05.

Basic earnings per share for the 2005/06 period was 3.35 cents up from 2.00 cents.

As a June 30 2006, the Group held cash reserves of A$5.5, million up from A$3.5 million as at June 30, 2005.

Maiden Dividend

The directors have declared a final dividend for the current period of one cent (1.0¢) per ordinary share, fully franked ("final dividend").

This dividend is the maiden dividend payable by the Group after recording a strong financial result for the current period. The distribution represents approximately 30% of the 2005/06 after tax profit of the Group.

The Company will pay the final dividend to those shareholders who are on the share register as at the Record Date of 13 October, 2006. The dividend will be paid on 27 October, 2006.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796


DarkBlueSea
NAVIGATING THE INTERNET

About Dark Blue Sea

Dark Blue Sea is an online advertising intermediary or "internet traffic" broker servicing a global customer base from its office in Brisbane. Dark Blue Sea has developed and successfully manages a number of world-class commercial Internet properties including:

- Roar and Pageseeker, pay-per-click advertising portals;
- Fabulous, an ICANN accredited domain name registrar and domain name management system;
- Dark Blue, an online advertising affiliate network; and
- Its Domain Name Portfolio.

Fabulous, Dark Blue and Roar / PageSeeker provide a fully integrated package for the generation, management and monetization of "internet traffic". "Internet traffic" is directly analogous to shopping centre floor traffic.

The ability to offer traffic sources and advertisers a platform consisting of an integrated domain name registrar, advertiser affiliate network and a pay-per-click advertising portal is a compelling value-added proposition that the Company believes is unique in the global marketplace.

Dark Blue Sea currently owns a portfolio of approximately 545,000 internet domain names.

The vast majority of Dark Blue Sea's domain names are what are termed generic keyword domain names. These are domains such as www.bedroomfurniture.com that are constructed from generic keywords or phrases ("bedroom furniture" in this case). Users find Dark Blue Sea's domain names by typing simply typing domain names such as www.bedroomfurniture.com into the address bar of their browser (e.g. Internet Explorer). Of the 545,000 domain names the Company owns, approximately 515,000 are generic domains.

Approximately 170,000 people (or "unique visitors") from around the world type in (or "directly navigate" to) one of Dark Blue Sea's domain names every day.

The "internet traffic" that is generated from Dark Blue Sea's portfolio of domain names can be sold to online advertisers. Advertisers can purchase the "internet traffic" from either Roar / PageSeeker or Dark Blue, the companies online advertising properties. Dark Blue Sea also has commercial relationships with many other leading online advertiser networks that effectively also buy the "internet traffic" from Dark Blue Sea's domain name portfolio.

Fabulous was developed to help the Company manage its own domain name portfolio and to provides services to other domain name portfolio owners. The Company combines the internet traffic from its own and other portfolios to try to negotiate the best possible advertising deals.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796


DarkBlueSea
NAVIGATING THE INTERNET

Fabulous also provides domain name registration services. Fabulous is currently the 19th largest domain name registrar in the world.

Domain names are the real estate of the internet – it is the first step for any business wanting to establish a presence on the Internet. Like offline real estate, domain names can be bought, sold, rented, leased, etc.

Domain names can trade at wildly inconsistent prices in the secondary market but, like offline real estate, prices are broadly underwritten by financial investors. Such investors (including domain name portfolio owners) are willing to purchase domain names by capitalising current or potential leasing revenue.

Businesses such as Fabulous help establish base line valuations of domain names by determining a base line leasing potential of any domain name. This is done by selling the direct navigation (or domain name type in) traffic to advertisers.

The Company believes it is well-positioned in a small but important niche of rapidly growing global US$13 billion per annum online advertising market.

Dark Blue Sea is listed on the Australian Stock Exchange (code: DBS) and has a Level 1 over-the-counter ADR program through the Bank of New York (code: DKBLY)

For further information, please contact:

Mr Richard Moore
Chief Executive Office
Dark Blue Sea
(07) 3007 0000

Rules 4.1, 4.3

Appendix 4E

Preliminary final report


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
SECTION

ITEM 1. COMPANY DETAILS

Name of entity

DARK BLUE SEA LTD

ABN or equivalent company reference	Financial year ended ('current period')	Financial year ended ('previous period')
47 091 509 796	30 June, 2006	30 June, 2005

ITEM 2. RESULTS FOR ANNOUNCEMENT TO THE MARKET

As this is the first full year of compliance with Australian equivalents to International Financial Reporting Standards ("AIFRS"), all comparatives for the full financial year ended 30 June 2005 have been restated in accordance with AIFRS. Refer to Note 17 of the Notes to the Financial Statements contained in this announcement for further details.

Group Results				*$'000*
2.1	Revenues from ordinary activities	Up	50.2 % to	$33,488
2.2	Profit from ordinary activities after tax attributable to members	Up	61.8% to	$2,876
2.3	Net Profit for the period attributable to members	Up	61.8% to	$2,876
2.4	Dividends (distributions)	Amount per security		Franked amount per security
	Final dividend (declared subsequent to 30 June, 2006).		1.00¢	1.00¢
	Interim dividend		-	-
2.5	Record date for determining entitlements to the dividend	Friday 13 October, 2006		
2.6	Brief explanation of any of the figures reported above necessary to enable the figures to be understood. See Item 14 of this Report (pages 34-38).			

ITEM 3. INCOME STATEMENT FOR YEAR ENDED 30 JUNE, 2006

	*Notes	CONSOLIDATED	
		2006	2005
		$	$
REVENUE AND EXPENSES			
Rendering of services		33,157,836	22,117,531
Finance Revenue		122,554	53,335
Total Revenue	4(a)	33,280,390	22,170,866
Other income	4(b)	207,823	126,892
Cost of traffic		(23,053,422)	(14,203,579)
Salaries, wages and related costs		(3,774,879)	(3,091,476)
Employee option expense	12	(72,808)	(341,966)
Depreciation & amortisation expense	4(c)	(240,051)	(168,997)
Non-current assets (Impairment) / Reversal of impairment	10, 11	4,766	17,019
Computer hosting & bandwidth		(333,202)	(273,665)
Rent		(184,237)	(137,971)
(Increase)/Reduction in Provision for Doubtful Debts		(3,705)	88,439
Travelling and marketing		(479,973)	(324,072)
Foreign currency exchange (loss) / gain		152,470	(240,236)
Reversal for diminution of investments		-	-
ASX fees		(19,606)	(34,512)
Finance costs / interest expense		(630)	(155)
Other expenses		(1,319,723)	(994,134)
PROFIT BEFORE INCOME TAX		4,163,213	2,592,453
INCOME TAX EXPENSE	5	(1,287,526)	(815,417)
NET PROFIT FOR THE PERIOD		**2,875,687**	**1,777,036**
Basic earnings per share (cents per share)	6	3.35¢	2.00¢
Diluted earnings per share (cents per share)	6	3.33¢	2.00¢

* Income Statement should be read in conjunction with the attached notes.

ITEM 4. BALANCE SHEET AS AT 30 JUNE, 2006

	*Notes	CONSOLIDATED	
		2006	2005
		$	$
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	7	5,471,429	3,505,399
Security Deposits		213,000	358,752
Trade and other receivables	8	2,438,438	1,592,465
Prepayments		2,546,036	1,456,965
TOTAL CURRENT ASSETS		10,668,903	6,913,581
NON-CURRENT ASSETS			
Plant and equipment	9	468,294	352,637
Intangible assets and goodwill	10	985,219	971,614
Deferred tax assets	5	198,470	172,290
TOTAL NON-CURRENT ASSETS		1,651,983	1,496,541
TOTAL ASSETS		12,320,886	8,410,122
LIABILITIES			
CURRENT LIABILITIES			
Trade and other payables	13	3,417,173	2,506,134
Provisions	14	274,150	215,179
Income tax payable	5	1,311,365	270,326
TOTAL CURRENT LIABILITIES		5,002,688	2,991,639
NON-CURRENT LIABILITIES			
Provisions	14	122,592	33,233
Deferred tax liabilities	5	9,900	-
TOTAL NON-CURRENT LIABILITIES		132,492	33,233
TOTAL LIABILITIES		5,135,180	3,024,872
NET ASSETS		**7,185,706**	**5,385,250**
EQUITY			
Contributed equity	15	12,425,029	13,573,068
(Accumulated losses)	15	(6,622,876)	(9,498,563)
Employee share option reserve	15	1,383,553	1,310,745
TOTAL EQUITY		**7,185,706**	**5,385,250**

* Balance Sheet should be read in conjunction with the attached notes.

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE, 2006

	Notes	*Issued Capital* *$*	*Accumulated losses* *$*	*Other Reserves* *$*	*Total* *$*
CONSOLIDATED					
At 1 July 2004	15	14,416,185	(11,275,599)	968,779	4,109,365
Profit for the year		-	1,777,036	-	1,777,036
Exercise of Options		608,400	-	-	608,400
Cost of shares bought back & cancelled		(1,451,517)	-	-	(1,451,517)
Cost of share based payments		-	-	341,966	341,966
At 30 June 2005	15	13,573,068	(9,498,563)	1,310,745	5,385,250
Profit for the year		-	2,875,687	-	2,875,687
Cost of shares bought back & cancelled		(1,148,039)	-	-	(1,148,039)
Cost of share based payments		-	-	72,808	72,808
At 30 June 2006	15	12,425,029	(6,622,876)	1,383,553	7,185,706

ITEM 5. CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2006

	*Notes	CONSOLIDATED	
		2006	2005
		$	$
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES			
Receipts from customers and other income		33,019,823	21,602,270
Payments to suppliers and employees		(29,863,438)	(19,349,556)
Interest received		122,554	53,335
Interest paid		(630)	(155)
Income tax paid		(262,767)	-
Goods & services tax refunded from the ATO		104,188	80,306
NET CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES	7	3,119,730	2,386,200
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES			
Proceeds from sale of plant and equipment		-	2,241
Proceeds from sale of traffic domain names		2,310	4,344
Purchase of plant and equipment		(292,846)	(280,052)
Purchase of software		(2,439)	(4,103)
Purchase of Domain names		(10,908)	(28,443)
Movement in Security deposits		145,752	53,045
Advances from controlled entity		-	-
NET CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES		(158,131)	(252,968)
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES			
Proceeds from issue of shares		-	608,400
Payment for share buy-back		(1,148,039)	(1,451,517)
NET CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		(1,148,039)	(843,117)
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,813,560	1,290,115
Cash and cash equivalents at beginning of the period		3,505,399	2,455,520
Effects of exchange rate on cash		152,470	(240,236)
CASH AND CASH EQUIVALENTS AT END OF PERIOD	7	5,471,429	3,505,399

* The Cash Flow Statement should be read in conjunction with the attached notes.

NOTES TO THE FINANCIAL STATEMENTS (ITEMS 3, 4 & 5) FOR THE YEAR ENDED 30 JUNE, 2006

1. CORPORATE INFORMATION

The Preliminary Final Report of Dark Blue Sea Limited ("the Company") for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of the directors on 13 September, 2006.

Dark Blue Sea Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian stock exchange (ASX listing code: DBS). The nature of the operations and principal activities of the Group are described in the Directors Report that accompanies the Annual Financial Report.

Notwithstanding the current liabilities of Dark Blue Sea Limited ("the Parent") exceed its current assets as at balance date, it is anticipated that it will be able to pay its debts as and when they become due and payable as the Parent is entitled to receive dividends from its profitable wholly owned subsidiary, DBS Enterprises Pty Ltd.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

The Preliminary Final Report is a general-purpose financial report, which has been prepared in accordance with the requirements of the ASX Listing Rules, the *Corporations Act 2001* and Australian Accounting Standards. The financial report has also been prepared on a historical cost convention.

Both the functional and presentation currency of Dark Blue Sea Limited and its Australian subsidiaries is Australian dollars (A$).

(b) Statement of Compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).

This is the first financial report prepared based on AIFRS and comparatives for the year ended 30 June 2005 have been restated accordingly except for the adoption of AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement.* The Company has adopted the exemption under AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* from having to apply AASB 132 and AASB 139 to the comparative period. Reconciliations of AIFRS equity and profit for 30 June 2005 to the balances reported in the 30 June 2005 financial report and at transition to AIFRS are detailed in note 17 below.

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ending 30 June 2006:

AASB Amendment	Affected Standard(s)	Nature of change to accounting policy	Application date of standard*	Application date for Group
2005-1	AASB 139: *Financial Instruments: Recognition and Measurement*	No change to accounting policy required. Therefore no financial impact	1 January 2006	1 July 2006
2005-5	AASB 1: *First-time adoption of AIFRS* , AASB 139: *Financial Instruments: Recognition and Measurement*	No change to accounting policy required. Therefore no financial impact	1 January 2006	1 July 2006
2005-6	AASB 3: *Business Combinations*	No change to accounting policy required. Therefore no financial impact	1 January 2006	1 July 2006
2005-10	AASB 132: *Financial Instruments: Disclosure and Presentation* , AASB 101: *Presentation of Financial Statements* , AASB 114: *Segment Reporting* , AASB 117: *Leases* , AASB 133: *Earnings per Share* , AASB 139: *Financial Instruments: Recognition and Measurement* , AASB 1: *First-time adoption of AIFRS* , AASB 4: *Insurance Contracts* , AASB 1023: *General Insurance Contracts* and AASB 1038: *Life Insurance Contracts*	No change to accounting policy required. Therefore no financial impact	1 January 2007	1 July 2007
New standard	AASB 7 *Financial Instruments: Disclosures*	No change to accounting policy required. Therefore no impact	1 January 2007	1 July 2007

* Application date is for the annual reporting periods beginning on or after the date shown in the above table.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Statement of compliance (continued)

The following amendments are not applicable to the Group and therefore have no impact.

AASB Amendment	Affected Standard(s)
2005-2	AASB 1023: *General Insurance Contracts*
2005-4	AASB 139: *Financial Instruments: Recognition and Measurement* , AASB 132: *Financial Instruments: Disclosure and Presentation* , AASB 1: *First-time adoption of AIFRS* , AASB 1023: *General Insurance Contracts* and AASB 1028: *Life Insurance Contracts*
2005-9	AASB 4: *Insurance Contracts* , AASB 1023: *General Insurance Contracts* , AASB 139: *Financial Instruments: Recognition and Measurement* and AASB 132: *Financial Instruments: Disclosure and Presentation*
2005-12	AASB 1038: *Life Insurance Contracts* and AASB 1023: *General Insurance Contracts*
2005-13	AAS 25: *Financial Reporting by Superannuation Plans*

(c) Basis of consolidation

The consolidated financial statements comprise the financial statements of Dark Blue Sea Limited and its subsidiaries as at 30 June each year (the Group).

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

In preparing the consolidated financial statements, all inter-company balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

(d) Significant accounting judgements, estimates and assumptions

(i) Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of goodwill and intangibles with indefinite useful lives. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are discussed in note 11.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using the Black-Scholes pricing model, using the assumptions detailed in note 12.

(e) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

The following specific recognition criteria must also be met before revenue is recognised:

(i) Rendering of services

In relation to the rendering of services, revenue is recognised when control of the right to be compensated for the services can be reliably measured. Revenue received in advance is brought to account as services are rendered.

The Group derives revenue from the following services:

Advertising click revenue: Revenue is recorded when an Internet user clicks on a paying advertiser's link.

Domain registrations & domain sales: Revenue is recorded when new domain names are registered with Fabulous.com or domain names owned by the Group are sold by FabulousDomains.com or by third party domain name resellers.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Revenue recognition (continued)

Unearned Revenue:

Unearned advertising click revenue is received when a customer deposit funds into the Group's account prior to services being provided (i.e. prepaid advertising on the PageSeeker/Roar advertising portals). Unearned revenue is accounted for as a current liability/payable.

(ii) Interest income

Interest revenue is recognised as interest accrues using the effective interest method.

(f) Government Grants

Government grants are recognised as revenue when received. The value of the grant cannot be determined with any certainty to enable the matching of this revenue with the expense items incurred. The grants are paid as a reimbursement of past expenses incurred.

(g) Leases

(i) Group as a lessee

Operating lease payments are recognised as an expense in the Income Statement on a straight-line basis over the lease term.

Lease incentives are recognised in the Income Statement as an integral part of the total lease expense.

Leasehold improvements (eg. office fit-out) under which the Group is contractually bound to remove and the end of the lease term (make good obligations) are accounted for as follows:

- Recognise a make good provision for the total estimated cost in the year of lease commencement.
- Recognise a make good asset (leasehold improvement) to the extent of the provision.
- Amortise the make good asset over the lease period.
- Any change to the value of the asset or liability is adjusted to the carrying value of the asset or liability.

(h) Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(i) Trade and other receivables

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off as identified.

Receivables from related parties are recognised and carried at the nominal amount due.

(j) Prepayments

Prepayments are recorded at cost. They are amortised over their useful life, which is not greater than 12 months. The registration and renewal costs for the Group's domains names are recognized on the balance sheet as a prepayment of the internet traffic that these domains names will generate over their 12 month registration period. The prepayment for each domain name is amortised over the same 12 month period.

(k) Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Income tax (continued)

Deferred income tax liabilities are recognised for all taxable temporary differences except:

• when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

• when the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

• when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
• when the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

(l) Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

• when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
• receivables and payables, which are stated with the amount of GST included. *UIG 1031.8.* The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(m) Plant and equipment

Cost and Valuation

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

Depreciation

Depreciation is calculated on a straight-line basis for all fixed assets except for office equipment and furniture, which is depreciated using the diminishing value method. The following rates are used to calculate depreciation:

Computer equipment – 25% to 50%
Leasehold Improvements – Term of lease (5 years)
Office furniture – 20%
Operating System Software – 33.33%

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Plant and equipment (continued)

(i) Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

For plant and equipment, impairment losses are recognised in the income statement in the cost of sales line item.

(ii) Derecognition and disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

(n) Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is not amortised.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

(o) Intangible assets

Acquired both separately and from a business combination

Intangible assets acquired separately are capitalised at cost and from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to the class of intangible assets.

The useful lives of these intangible assets are assessed to be either finite or indefinite.

Intangible assets, excluding development costs, created within the business are not capitalised and expenditure is charged against profits in the period in which the expenditure is incurred.

Intangible assets are tested for impairment where an indicator of impairment exists, and in the case of indefinite lives, intangibles are assessed annually, either individually or at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the Income Statement when the asset is derecognised.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Intangible assets (continued)

A summary of the policies applied to the Group's intangible assets and goodwill is as follows:

	Premium Domain Names (i)	***Traffic Domain Names (ii)***	***Goodwill***	***Non-operating / application software***
Useful lives	*Indefinite*	*Indefinite*	*Indefinite*	*Finite*
Method used	*Not depreciated or revalued*	*Not depreciated or revalued*	*Not depreciated or revalued*	*Depreciated*
Internally generated or Acquired	*Acquired*	*Acquired*	*Acquired*	*Acquired*
Impairment test or Recoverable amount testing	*Annually and where an indicator of impairment exists*	*Annually and where an indicator of impairment exists*	*Annually and where an indicator of impairment exists*	*Annually and where an indicator of impairment exists*

(i) Premium Domain Names are those domain names whose value is predominantly determined by their sales value in the secondary/after sales market.

(ii) Traffic Domain Names are those domains whose value is predominantly determined by their ongoing revenue generating capabilities.

The remainder of the Group's domain names have no acquisition cost, other than the annual registration/renewal fees payable and hence, are not recognized as intangible assets.

(p) Recoverable amount of intangible assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired.

Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(q) Trade and other payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Group. Payables to related parties are carried at the principal amount.

(r) Provisions

Provisions are recognised when the group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(s) Employee leave benefits

Wages, salaries, annual leave and sick leave

Liabilities for wages, salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in provisions for employee benefits in respect of employees' services up to the reporting date, and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for sick leave, which is non-accumulating, are recognised when the leave is taken and measured at the rates paid or payable.

Long service leave

The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with (i) above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by the employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t) Share-based payment transactions

Equity settled transactions:

The Group provides benefits to employees (including senior executives) of the Group in the form of share-based payments, whereby employees render services in exchange for rights over shares (equity-settled transactions).

A shareholder approved plan is in place to provide these benefits, being the Group's Employee Share Option Plan (ESOP), which provides benefits to selected employees, including directors and senior executives.

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using the Black-Scholes pricing model, further details of which are given in note 12.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Dark Blue Sea Limited (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the Group's best estimate of the number of equity instruments that will ultimately vest. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share (see note 6).

(u) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(v) Earnings per share

Basic earnings per share ("EPS") is calculated as net profit attributable to members of the parent, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members of the parent, adjusted for:

- Costs of servicing equity (other than dividends) and preference shares dividends;
- The after-tax effect of dividends and interest associated with the dilutive potential ordinary shares that have been recognised as expenses; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares,

divided by the weighted average number of ordinary shares and the dilutive effect of any potential issue of ordinary shares under options, adjusted for any bonus element.

(w) Foreign currency translation

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rate of exchange ruling at the balance sheet date.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

3. SEGMENT INFORMATION

Business Segments

The Group operates a single integrated business and no segmented financial reporting is undertaken by the Group, primarily due to the integral way in which each of its four core business units, Roar/PageSeeker, Fabulous, Dark Blue and its Domain Name portfolio interact and collectively contribute to the revenue generating activities of the Group.

Geographical segments

The Group conducts its business activities via the Internet in the global market. Sales are derived primarily in the United States with immaterial sales occurring in other jurisdictions. As the Internet is global, the company does not and cannot specifically identify the geographic location of the end users.

4. REVENUES AND EXPENSES

	CONSOLIDATED	
	2006	2005
	$	$
4(a) Revenue		
Rendering of services	33,157,836	22,117,531
Finance revenue – interest income	122,554	53,335
Total	33,280,390	22,170,866
Breakdown of revenue from rendering of services		
Advertising click revenue	28,741,220	19,645,491
Domain registrations	2,732,038	1,893,316
Domain sales	1,684,578	472,144
Subscriptions revenue	-	38,723
Other	-	67,857
	33,157,836	22,117,531
4(b) Other income		
Government grants	206,218	120,307
Profit on disposal of plant & equipment	1,605	6,585
	207,823	126,892
4(c) Depreciation & amortisation expense		
Computer equipment	192,106	120,804
Furniture and office equipment	18,083	21,304
Leasehold improvements	27,000	-
Software	2,862	26,889
	240,051	168,997

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

5. INCOME TAX

	CONSOLIDATED	
	2006	2005
	$	$
The major components of income tax expense are:		
Income Statement		
Current income tax		
Current income tax charges	1,311,365	270,326
Adjustments in respect of current income tax of previous years	(7,559)	-
Deferred income tax		
Relating to origination and reversal of temporary differences	(16,280)	545,091
Income tax expense reported in the income statement	1,287,526	815,417
A reconciliation between tax expense and the product of accounting profit before income tax multiplied by the Group's applicable income tax rate is as follows:		
Accounting profit before tax	4,163,213	2,592,453
At the Group's statutory income tax rate of 30% (2005: 30%)	1,248,964	777,736
Adjustments in respect of current income tax of previous years	(7,559)	-
Unrecognised tax losses	-	-
Loss from overseas operations	18,882	-
Expenditure not allowable for income tax purposes	3,657	2,052
Employee option expense	21,842	102,590
Reversal of impairment loss on investment in controlled entities	-	-
Liability in respect of subsidiary profit	-	-
Other	1,740	(66,961)
Income tax expense reported in the consolidated income statement	1,287,526	815,417

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

5. INCOME TAX (continued)

	BALANCE SHEET		INCOME STATEMENT	
	2006	2005	**2006**	2005
Deferred Income Tax	$	$	$	$
Deferred income tax at 30 June relates to the following:				
CONSOLIDATED				
Deferred tax liabilities				
Future write-off of leasehold improvement/fit-out asset not deductible for tax	(9,900)	-	9,900	-
Gross Deferred tax liabilities	(9,900)	-		
Deferred tax assets				
Provisions	147,158	102,530	(44,628)	37,729
Accruals	26,700	13,395	(13,305)	(795)
Losses available for offset against future taxable income	-	7,559	7559	483,668
Deductible capital raising costs to be written off against future taxable income	23,680	47,361	23,681	23,681
Pooled assets write off	932	1,445	513	808
Gross deferred income tax assets	198,470	172,290		
Deferred tax (income)/ expense			(16,280)	545,091

Tax consolidation

Effective 1 July 2003, Dark Blue Sea Ltd ("the Parent") and its 100% owned Australian subsidiaries ("Subsidiaries") elected to form a tax consolidated group ("Consolidated Group"), for the purposes of the Tax Consolidation legislation. Members of the group have entered into a tax sharing arrangement to limit the liability of the Subsidiaries in the event of default by the Parent of the Groups' income tax liabilities.

Pursuant to the tax sharing agreement:

1. The Consolidated Group agree to allocate the Consolidated Group's income tax liabilities between the subsidiaries on a pro-rata basis, should the Parent default in payment of the Consolidated Group's tax liabilities; and
2. The Parent shall recognise in its financial accounts, the income tax expense of the Consolidated Group ("Group Tax Expense") and shall pay the Group Tax Expense for and on behalf of the group.

At the balance date, the possibility of Dark Blue Sea Ltd defaulting on its obligations to pay the Group Tax Expense is remote as the Parent will fund its Group Tax Expense from calling in intercompany receivables and from dividend distributions received from the Subsidiaries.

6. EARNINGS PER SHARE

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

6. EARNINGS PER SHARE (continued)

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	CONSOLIDATED	
	2006	2005
	$	*$*
Net profit attributable to ordinary equity holders of the parent	2,875,687	1,777,036
	2006	2005
	Number	*Number*
Weighted average number of ordinary shares for basic earnings per share	85,847,847	88,882,171
Effect of dilution*:		
Weighted average number of share under options deemed to have been issued for no consideration	512,992	-
Weighted average number of ordinary shares adjusted for the effect of dilution	86,360,839	88,882,171

* Options over shares have a dilutive effect only when the average market price of the underlying shares during the period exceeds the exercise price of the options.

7. CASH AND CASH EQUIVALENTS

	CONSOLIDATED	
	2006	2005
	$	$
Cash at bank and in hand	5,471,429	3,505,399

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Reconciliation of the net profit/(loss) after tax to the net cash flows from operations

Net profit	**2,875,687**	**1,777,036**
Adjustments for:		
Depreciation & amortisation expense	240,051	168,997
(Reversal) of impairment of intangibles	(4,766)	(17,019)
Share option expense	72,808	341,966
(Reversal) of diminution of investments	-	-
Net (profit) on disposal of plant & equipment, domain names	(664)	(3,158)
Foreign currency exchange (gains)/losses	(152,470)	240,236
Changes in assets and liabilities		
(Increase)/decrease in trade & other receivables	(845,974)	(922,518)
(Increase)/decrease in prepayments	(1,089,071)	(910,082)
(Increase)/decrease in deferred tax assets (DTA)/deferred tax liabilities (DTL)	(16,280)	545,091
(Decrease)/increase in trade & other payables	993,368	878,816
(Decrease)/increase in provisions	6,002	16,509
(Decrease)/increase in income tax payable	1,041,039	270,326
Net cash flow from operating activities	**3,119,730**	**2,386,200**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

8. TRADE AND OTHER RECEIVABLES (CURRENT)

	CONSOLIDATED	
	2006	2005
	$	$
Trade receivables (i)	103,090	128,246
Allowance for doubtful debts	(93,782)	(90,076)
Other debtors	2,429,130	1,554,295
Total (ii)	2,438,438	1,592,465

(i) Trade receivables are non-interest bearing and are generally on 7-30 day terms. An allowance for doubtful debts is made when there is objective evidence that a trade receivable is impaired. The $3,706 increase in the allowance for doubtful debts from 2005 to 2006 was solely due to exchange rate differences in foreign currency receivables.

(ii) Includes Australian dollar equivalent of amounts receivable in foreign currencies (US$) not effectively hedged: 2006: $2,425,083 (2005: $1,551,715).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

9. PLANT AND EQUIPMENT

	CONSOLIDATED *Plant and Equipment* $
Year ended 30 June, 2006	
At 1 July, 2005, net of accumulated depreciation & impairment:	352,637
Additions (i)	352,846
Disposals	-
Depreciation charge for the year	(237,189)
At 30 June 2006, net of accumulated depreciation/impairment	468,294
At 1 July 2005	
Cost	1,407,283
Accumulated depreciation	(1,054,646)
Net carrying amount	352,637
At 30 June 2006	
Cost	1,760,128
Accumulated depreciation	(1,291,834)
Net carrying amount	468,294
Year ended 30 June, 2005	
At 1 July 2004, net of accumulated depreciation & impairment:	217,560
Additions	280,052
Disposals	(2,867)
Depreciation charge for the year	(142,108)
At 30 June 2005, net of accumulated depreciation & impairment:	352,637
At 1 July 2004	
Cost	1,111,015
Accumulated depreciation	(893,455)
Net carrying amount	217,560
At 30 June 2005	
Cost	1,407,283
Accumulated depreciation	(1,054,646)
Net carrying amount	352,637

(i) Includes $60,000 leasehold improvement asset, for which a corresponding provision was recognised.

The useful life of the assets was estimated as follows both for 2005 and 2006:

Computer equipment – 2 to 4 years
Leasehold Improvements – (Term of lease - 5 years)
Office furniture – 5 years
Operating system software – 3 years

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

10. INTANGIBLE ASSETS AND GOODWILL

	CONSOLIDATED				
	Premium Domain Names $	*Traffic Domain Names $*	*Goodwill (i) $*	*Non-operating / Application Software $*	*Total $*
At 1 July, 2005					
Cost (gross carrying amount)	503,888	291,783	1,100,000	132,117	2,027,788
Accumulated amortisation and impairment	(279,146)	(8,359)	(641,660)	(127,009)	(1,056,174)
Net carrying amount	224,742	283,424	458,340	5,108	971,614
Year ended 30 June 2006					
At 1 July 2005, net of accumulated amortisation and impairment	224,742	283,424	458,340	5,108	971,614
Additions	9,258	1,650	-	2,439	13,347
Disposals	-	(1,646)	-	-	(1,646)
(Impairment loss) / reversal of impairment	4,766	-	-	-	4,766
Amortisation	-	-	-	(2,862)	(2,862)
At 30 June 2006, net of accumulated amortisation and impairment	238,766	283,428	458,340	4,685	985,219
At 30 June 2006					
Cost (gross carrying amount)	513,146	291,745	1,100,000	134,556	2,039,447
Accumulated amortisation and impairment	(274,380)	(8,317)	(641,660)	(129,871)	(1,054,228)
Net carrying amount	238,766	283,428	458,340	4,685	985,219

(i) Acquired as part of business combinations

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

10. INTANGIBLE ASSETS AND GOODWILL (continued)

	CONSOLIDATED				
	Premium Domain Names $	*Traffic Domain Names* $	*Goodwill (i)* $	*Non-operating / Application Software* $	*Total* $
At 1 July, 2004					
Cost (gross carrying amount)	503,888	263,999	1,100,000	128,014	1,995,901
Accumulated amortisation and impairment	(296,165)	(8,359)	(641,660)	(100,120)	(1,046,304)
Net carrying amount	207,723	255,640	458,340	27,894	949,597
Year ended 30 June 2005					
At 1 July 2004, net of accumulated amortisation and impairment	207,723	255,640	458,340	27,894	949,597
Additions	-	28,343	-	4,103	32,446
Disposals	-	(559)	-	-	(559)
(Impairment loss) / reversal of impairment	17,019	-	-	-	17,019
Amortisation	-	-	-	(26,889)	(26,889)
At 30 June 2005, net of accumulated amortisation and impairment	224,742	283,424	458,340	5,108	971,614
At 30 June 2005					
Cost (gross carrying amount)	503,888	291,783	1,100,000	132,117	2,027,788
Accumulated amortisation and impairment	(279,146)	(8,359)	(641,660)	(127,009)	(1,056,174)
Net carrying amount	224,742	283,424	458,340	5,108	971,614

(i) Acquired as part of business combinations

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

11. IMPAIRMENT TESTING OF GOODWILL AND INTANGIBLES WITH INDEFINITE LIVES

Goodwill

The carrying amount of the Group's goodwill acquired through a business combination has not been allocated to separate/individual cash generating units, due to the integral way in which each of its business units, collectively contribute to the revenue generating activities of the Group.

The recoverable amount of the Group's Goodwill has been determined on a value in use calculation using a discounted cash flow model, based on a twenty (20) year projection period and estimated profits to be derived by the Group over that period as determined from financial budgets approved by senior management.

The following assumptions were used in the discounted cash flow model:

A. 20% discount rate;
B. 20% per annum projected revenue growth rate;
C. 10% per annum increase in operating costs/overheads;

Senior management believes the 20% discount rate applied to the cash flow projections is appropriate, given the expected revenue growth rates, the relatively strong position of the online advertising industry, as well as the inherent risk factors of the industry compared to the current risk free interest rate.

Senior management believes the projected 20% revenue growth rate is justified and relatively conservative, based on the 30% annual revenue growth rates in the last 3-4 years for the online advertising industry generally.

Premium Domain Names

The recoverable amount of the Group's premium domain names, has been determined on a value in use calculation using discounted present values, based on the estimated future sales prices for the premium domain names.

The following assumptions were used in the discounted cash flow model for valuing the Group's premium domain names:

A. 20% discount rate;
B. 2 year discount period

Senior management believes the 20% discount rate applied to the discounted present value calculations is appropriate, given the current high levels of demand and activity in the premium domain name after-sales market, as well as the inherent risk factors of this sector of the market compared to the current risk free interest rate.

The estimated sale prices were based on recent actual sale prices of domain names of comparable quality sold in the open market. The two (2) year discount period is the estimated average holding period before each premium domain name is expected to be sold.

Traffic Domain Names

The recoverable amount of the Group's traffic domain names has been determined on a value in use calculation using a discounted cash flow model, based on ten (10) year projection period and estimated advertising revenues to be derived by the traffic domain names over that period.

The following assumptions were used in the discounted cash flow model for valuing the Group's traffic domain names:

A. 20% discount rate;
B. 15% per annum projected revenue growth rate for the next five (5) years and a 10% projected annual growth rate for the following five (5) years.

Management is of the considered opinion that as at 30 June, 2006, the 20% discount rate accurately reflects the economic position of the domain name / direct navigation sector of the online advertising industry, as well as taking into account the inherent risk factors of the industry compared to the current risk-free interest rate.

Management also believes the projected revenue growth rate assumptions used are in line with current trends and projected industry growth rates of 30-35% per annum forecasted by industry experts. These industry experts also expect the domain name traffic/direct navigation sector of the market to grow in line with the global online advertising industry.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

12. SHARE BASED PAYMENT PLANS

Employee Share Option Plan

An employee share option plan (ESOP) has been established by the Group, whereby the Group may, at the discretion of the Board, grant options over ordinary shares in the company to selected members of the staff. The options, issued for nil consideration, are granted in accordance with performance guidelines established by the Board.

The options that have been issued to employees pursuant to the company's employee share option plan are not to be quoted on the ASX or any other exchange. The employee options current on issue are as follows:

Option Issue 1

2,402,000 options issued on 4 April 2005 and exercisable at $0.50 each on or before 30 June 2007 and subject to the following conditions:

- The options cannot be transferred from the person to whom they were issued without the prior written consent of the directors (which may be given or refused in their absolute discretion);
- The options cannot be exercised until 4 April 2007;
- The employee must remain in continuous employment with the Company from the date of issue until the date of exercise.

Option Issue 2

1,755,000 options issued on 30 June, 2006, exercisable at $0.90 each on or before 30 September 2008 and subject to the following conditions:

- The options cannot be transferred from the person to whom they were issued without the prior written consent of the directors (which may be given or refused in their absolute discretion);
- The options cannot be exercised until 30 June 2008;
- The employee must remain in continuous employment with the Company from the date of issue until the date of exercise.

There are currently 1 director, 2 executive officers and 47 other employees eligible to participate in the employee share option plan.

The following table contains the number, exercise prices and movements in share options during the year:

	2006		2005	
	Number of Options	**Exercise price**	Number of Options	Exercise price
Outstanding at the beginning of year	2,499,000	$0.50	1,886,000	$0.20
Escrow removed	-	-	1,180,000	$0.20
Granted during the year	1,755,000	$0.90	2,499,000	$0.50
Forfeited/Expired during the year	97,000	$0.50	24,000	$0.20
Exercised during the year	-	-	3,042,000	$0.20
Outstanding balance at end of year	2,402,000 1,755,000	$0.50 $0.90	2,499,000	$0.50
Exercisable at end of year	NIL	N/A	NIL	N/A

The fair value of the equity-settled share options is estimated as at the date of grant using the Black-Scholes pricing model. The following tables contains the inputs and assumptions used in the calculations:

Option Issue 1 – Valuation at issue date - $0.060953 per option

Stock price at grant date (4 April, 2005)	$0.33
Exercise Price	$0.50
Volatility	50%
Risk-free interest rate	7%
Amortization period	24 months
Dividends	NIL

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

12. SHARE BASED PAYMENT PLANS (continued)

Option Issue 2 - Valuation at issue date - $0.142657 per option

Stock price at grant date (30 June, 2006)	$0.60
Exercise Price	$0.90
Volatility	60 %
Risk-free interest rate	6%
Amortization period	24 months
Dividends	NIL

In accordance with AASB 2, based on the above valuations and straight line amortisation over the vesting period, the employee option expense recognised in the Accounts of both the Parent and the Group for the current period was $72,808 (2005: $341,966).

The weighted average remaining contractual life of the share options outstanding at the end of the period was 1.32 years (2005: 1.83 years).

13. TRADE AND OTHER PAYABLES (CURRENT)

	CONSOLIDATED	
	2006	2005
	$	$
Trade creditors (i)	21,449	39,780
Other creditors and accruals	2,826,165	1,931,022
Unearned revenue	569,559	535,332
Total (ii)	3,417,173	2,506,134

(i) Trade creditors are non-interest bearing and are normally settled on 30 day terms.

(ii) Includes Australian dollar equivalent of amounts payable in foreign currencies ($US) not effectively hedged: 2006: $3,246,775 (2005: $2,302,586).

14. PROVISIONS

CONSOLIDATED	***Make good provisions***	***Annual leave and long service leave***	***Credit card charge-backs***	***Lease incentive benefits***	***Total***
	$	***$***	***$***	***$***	***$***
At 1 July, 2005	-	221,903	10,000	16,509	248,412
Arising during the year	60,000	82,330	-	6,000	148,330
Utilised	-	-	-	-	-
At 30 June 2006	60,000	304,233	10,000	22,509	396,742
Current 2006	-	260,874	10,000	3,276	274,150
Non-current 2006	60,000	43,359	-	19,233	122,592
	60,000	304,233	10,000	22,509	396,742
Current 2005	-	201,903	10,000	3,276	215,179
Non-current 2005	-	20,000	-	13,233	33,233
	-	221,903	10,000	16,509	248,412

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

14. PROVISIONS (continued)

Make good provision

In accordance with a premises lease agreement with DBS Administration Pty Ltd, the Group must at the discretion of the lessor, remove leasehold improvements from the leased premises and restore the leased premises to its original condition ("make good obligation") at the end of the lease in March 2009 (subject to renewal of relevant Option periods).

During the year ended 30 June, 2006, a provision of $60,000 was made in respect of the Group's make good obligation, being the best estimate of the costs that may ultimately be incurred in regard to this liability.

Because of the long-term nature of the liability and given that the make good obligation may or may not be enforced by the lessor and if so, to what extent, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred (if any).

Annual leave, long service leave and other employee benefits

Under AASB 101 *Presentation of Financial Statements*, employee benefits should be classified as a current liability in the Balance Sheet where the employer does not have an unconditional right to defer payment for at least 12 months after the reporting date. Therefore, employee benefits comprising provision for annual leave is classified as a current liability and provision for long service leave for those employees not entitled to such benefits within the 12 months after the reporting date is classified as a non-current liability.

Credit card charge-backs

This amount represents a general provision for a loss of credit card revenue through charge backs. The Group collects a large percentage of its revenue through online processing of credit cards. A charge back occurs when a customer disputes the transaction with their bank. The level of the provision is estimated based on experience and the level of recent revenue collected by credit card.

Lease incentive benefits

Under *AASB 117 Operating Leases,* lease payments under an operating lease are to be recognised as an expense on a straight-line basis over the lease term, with any lease incentives recognised in the income statement as an integral part of the total lease expense.

Accordingly, the Group has established a provision for future lease incentive benefits, to account for the reduced rent payable during the first 48 months of the 60 month lease. This provision will be drawn upon during the last 12 months of the term of lease in order to be able to continue to recognise the rental expense on a straight-line basis over the lease term, notwithstanding actual rental payments will increase for the last 12 months of the lease term.

15. CONTRIBUTED EQUITY AND RESERVES

Issued and paid up capital	CONSOLIDATED	
	2006	2005
	$	$
Ordinary shares – fully paid	12,425,029	13,573,068

Effective 1 July 1998, the Corporations legislation in place abolished the concepts of authorised capital and par value shares. Accordingly, the Parent does not have authorised capital nor par value in respect of its issued shares. Fully paid ordinary shares carry one vote per share and carry the right to dividends.

	CONSOLIDATED	
Movement in ordinary shares on issue	**Number**	**$**
At 1 July 2004	88,696,629	14,416,185
Issued between 1 January 2005 and 30 June, 2005 for cash on exercise of employee share options (i)	3,042,000	608,400
Cancelled between 20 April 2005 and 16 May 2005 pursuant to on-market share buy-back	(4,500,000)	(1,451,517)
At 1 July 2005	87,238,629	13,573,068
Cancelled between 18 July and 17 October 2005 pursuant to on-market share buy-back	(1,969,820)	(919,930)
Cancelled between 14 June and 30 June 2006 pursuant to on-market share buy-back	(399,827)	(228,109)
At 30 June, 2006	84,868,982	12,425,029

(i) The company has a share based payment option scheme under which options to subscribe for the company's shares have been granted to certain executives and other employees (refer to note 12 for further details).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

15. CONTRIBUTED EQUITY AND RESERVES (continued)

Accumulated losses

Movements in accumulated losses were as follows:

	CONSOLIDATED	
	2006	2005
	$	$
Balance 1 July	(9,498,563)	(11,275,599)
Net profit for the year	2,875,687	1,777,036
Balance 30 June	(6,622,876)	(9,498,563)

Reserves

	CONSOLIDATED
	Employee share option reserve
	$
At 1 July 2004	968,779
Share-based payments	341,966
At 30 June 2005	1,310,745
Share-based payments	72,808
At 30 June 2006	1,383,553

Nature and purpose of reserves

Employee share option reserve

This reserve is used to record the value of equity benefits provided to employees and directors as part of their remuneration. Refer to note 12 for further details of these benefits.

16. CONTINGENT LIABILITIES

Legal claim

On 24 February 2003, Pageseeker.com Pty Ltd ("Pageseeker") commenced proceedings in the Supreme Court of Queensland against one of its customers, Adultshop.com Ltd ("Adultshop") to recover an outstanding amount of US$69,304 for services rendered, plus interest and costs.

Adultshop.com Ltd subsequently filed a Defence and Counterclaim in the above mentioned proceedings, claiming a set-off of US$747,395 for an amount allegedly overpaid by Adultshop to Pageseeker, based on an allegation of an agreement to provide a discount, which was not allowed for in the invoices issued to and paid by Adultshop.

The discount was not allowed for as Pageseeker had no knowledge of any alleged agreement for a discount and has not been provided with any credible evidence of such agreement, notwithstanding numerous requests to Adultshop to provide such evidence. Accordingly, the Board of Dark Blue Sea Ltd (the parent company of Pageseeker.com Pty Ltd) believes that Adultshop's counterclaim is without merit and is unlikely to succeed.

The interlocutory stages of the proceedings have almost been finalised and the matter is soon ready to be set down for trial.

Potential legal claim

Overture Services Inc ("Overture"), the market leader in pay-per-click search engines, lodged several patent applications for pay-per-click search engine technology, including U.S. Patent No. 6,269,361, which was filed in May 1999 and granted in July 2001 ("the Overture Patent").

In early 2002, Overture (now a wholly owned subsidiary of Yahoo! Inc) commenced separate legal proceedings against both Findwhat, (a pay-per-click search engine and NASDAQ listed company) and Google Inc. (another leading player in the search engine market), alleging that both companies were infringing the Overture Patent. Both Findwhat and Google defended the suits, as well as counterclaimed against Overture, disputing the validity and enforceability of the Overture Patent.

On 9 August 2004, Google Inc. paid a significant settlement amount to Yahoo Inc in order to settle multiple pending claims asserted by Overture. One of the claims asserted by Overture was a claim for patent infringement by Google of Overture's pay-per-click search engine patent. As part of the settlement, Yahoo/Overture dismissed its patent lawsuit against Google and granted Google a fully paid, perpetual license to the patent and several related patent applications held by Overture. As the settlement related to multiple claims, the settlement amount directly related to the patent is unclear.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

16. CONTINGENT LIABILITIES (continued)

Potential legal claim (continued)

On February 3, 2005, Marchex Inc., a NASDAQ listed pay per click search engine and search marketing company, announced that in furtherance of its overall strategic alliance with Overture Services, Inc. ("Overture"), Marchex intends to enter into (i) a new master agreement with Overture with respect to Marchex's direct navigation business, and (ii) a license agreement with Overture with respect to certain of Overture's patents, including but not limited to U.S. Patent No. 6,269,361, pursuant to which Marchex will pay US$4,500,000 in an upfront payment (and an additional US$674,000 in certain circumstances) and a royalty based on certain percentages of certain of Marchex's gross revenues payable on a quarterly basis through December 2016, which royalty amount is currently estimated to be between US$1,000,000 and US$3,000,000 in aggregate for 2005.

On May 12, 2005, the presiding judge in the Overture v Findwhat case declared a mistrial, as the jury was unable to reach a verdict as to whether or not the numerous patent claims contained in Overture's patent were both valid and had been infringed by Findwhat.

On August 15, 2005, Yahoo/Overture and Findwhat (now known as MIVA Inc.) reached a formal settlement, whereby Findwhat/MIVA agreed to pay a once only licence fee of US$8 million to Yahoo/Overture for a non-exclusive license to use certain paid placement search engine patents owned by Yahoo/Overture (including the Overture Patent) in exchange for a dismissal of all patent infringement claims and counterclaims. The US$8 million one-off licence fee equates to approx 5% of Findwhat/MIVA's current annual turnover.

As a result of the discontinuation by Findwhat/MIVA of its counterclaim against Yahoo/Overture, the Overture Patent is still prima facie valid and enforceable. Although the mistrial in the Overture v Findwhat case may discourage Yahoo/Overture from taking further legal action against other operators of paid placement search engines, if they do elect to enforce the Overture Patent against other operators, Pageseeker.com Pty Ltd (a wholly owned subsidiary of Dark Blue Sea Ltd), could potentially be found to be in breach of the patent claims and therefore liable for an account of profits or unpaid royalties. The amount of this potential liability cannot currently be determined, although the terms of the licence agreements entered into between Yahoo/Overture and Marchex and most recently between Yahoo/Overture and Findwhat/MIVA may be indicative of what licence fees and royalties Yahoo! Inc. may seek to recover from other per click search engine operators, including Pageseeker.com Pty Ltd.

However, since the abovementioned mistrial and subsequent settlement of the Yahoo/Overture v Findwhat case in 2005, no further legal proceedings have been commenced by Yahoo/Overture against any other pay-per-click search engine operators.

17. TRANSITION TO AIFRS

For all periods up to and including the year ended 30 June 2005, the Group prepared its financial statements in accordance with Australian generally accepted accounting practice (AGAAP). These financial statements for the year ended 30 June 2006 are the first the Group is required to prepare in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS).

Accordingly, the Group has prepared financial statements that comply with AIFRS applicable for periods beginning on or after 1 January 2005 and the significant accounting policies meeting those requirements are described in note 2. In preparing these financial statements, the Group has started from an opening balance sheet as at 1 July 2004, the Group's date of transition to AIFRS, and made those changes in accounting policies and other restatements required by AASB 1 *First-time adoption of AIFRS* .

This note explains the principal adjustments made by the Group in restating its AGAAP balance sheet as at 1 July 2004 and its previously published AGAAP financial statements for the year ended 30 June 2005.

Exemptions applied

AASB 1 allows first-time adopters certain exemptions from the general requirement to apply AIFRS restrospectively.

The Group has taken the following exemptions:

• Comparative information for financial instruments is prepared in accordance with AGAAP and the company and group have adopted AASB 132: *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. There was no material financial effect on adoption of AASB 132 *and* AASB 139 on 1 July 2005.

• AASB 3 *Business Combinations* has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before 1 July 2004.

• Cumulative currency translation differences for all foreign operations are deemed to be zero as at 1 July 2004.

• AASB 2 *Share-based Payment* has not been applied to any equity instruments that were granted on or before 7 November 2002, nor has it been applied to equity instruments granted after 7 November 2002 that vested before 1 January 2005.

Explanation of material adjustments to the cash flow statement

There are no material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under previous AGAAP.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

17. TRANSITION TO AIFRS (continued)

Balance Sheet reflecting reconciliation of adjustments to AIFRS as at 1 July 2004

		Note	CONSOLIDATED		
			AGAAP	AIFRS impact	AIFRS
			$	$	$
ASSETS					
Cash and cash equivalents			2,455,520	-	2,455,520
Trade and other receivables			669,847	-	669,847
Prepayments			546,883	-	546,883
Security Deposits			411,797	-	411,797
TOTAL CURRENT ASSETS			4,084,047	-	4,084,047
NON-CURRENT ASSETS					
Plant and equipment		(a)	245,454	(27,894)	217560
Intangible assets and goodwill		(a) (d)	974,043	27,894 (52,340)	949,597
Deferred tax assets		(e) (f) (g)	-	155,112 491,227 71,042	717,381
Investments in controlled entities					
TOTAL NON-CURRENT ASSETS			1,219,497	665,041	1,884,538
TOTAL ASSETS			5,303,544	665,041	5,968,585
CURRENT LIABILITIES					
Trade and other payables			1,651,431	-	1,651,431
Provisions			207,789	-	207,789
TOTAL CURRENT LIABILITIES			1,859,220	-	1,859,220
NON-CURRENT LIABILITIES			-	-	-
TOTAL LIABILITIES			1,859,220	-	1,859,220
NET ASSETS			3,444,324	665,041	4,109,365
EQUITY					
Contributed equity		(g)	14,345,143	71,042	14,416,185
(Accumulated losses) (See Note 1 below)			(10,900,819)	(374,780)	(11,275,599)
Reserves (See Note 2 below)		(b)	-	968,779	968,779
1.	*Breakdown of impact on retained earnings:*				
	Share-based payments	(b)		(968,779)	
	Impairment	(d)		(52,340)	
	Income tax	(e) (f)		155,112 491,227	
2.	*Breakdown of impact on other reserves:*				
	Employee share option reserve	(b)		968,779	
TOTAL EQUITY			3,444,324	665,041	4,109,365

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 *(continued)*

17. TRANSITION TO AIFRS (continued)

Balance Sheet reflecting reconciliation of adjustments to AIFRS as at 30 June 2005

	Note	*CONSOLIDATED*		
		AGAAP	AIFRS impact	AIFRS
		$	$	$
ASSETS				
Cash and cash equivalents		3,505,399	-	3,505,399
Trade and other receivables		1,592,465	-	1,592,465
Prepayments		1,456,965	-	1,456,965
Security Deposits		358,752	-	358,752
TOTAL CURRENT ASSETS		6,913,581	-	6,913,581
NON-CURRENT ASSETS				
Plant and equipment	(a)	357,745	(5,108)	352,637
Intangible assets and goodwill	(a) (c) (d)	489,963	150,312 366,660 (35,321)	971,614
Deferred tax assets	(e)	124,928	47,362	172,290
Investments in controlled entities		-	-	-
TOTAL NON-CURRENT ASSETS		972,636	523,905	1,496,541
TOTAL ASSETS		7,886,217	523,905	8,410,122
CURRENT LIABILITIES				
Trade and other payables		2,506,134	-	2,506,134
Provisions		215,179	-	215,179
Income tax payable		270,326	-	270,326
TOTAL CURRENT LIABILITIES		2,991,639	-	2,991,639
NON-CURRENT LIABILITIES		-	-	-
Provisions		33,233	-	33,233
TOTAL NON-CURRENT LIABILITIES		33,233	-	33,233
TOTAL LIABILITIES		3,024,872	-	3,024,872
NET ASSETS		4,861,345	523,905	5,385,250
EQUITY				
Contributed equity	(g)	13,502,026	71,042	13,573,068
(Accumulated losses) (See Note 1 below)		(8,640,681)	(857,882)	(9,498,563)
Reserves (See Note 2 below)	(b)	-	1,310,745	1,310,745
1. *Breakdown of impact on retained earnings:*				
Share-based payments	(b)		(1,310,745)	
Amortization	(a) (c)		145,204 366,660	
Impairment	(d)		(35,321)	
Income tax	(e)		(23,680)	
2. *Breakdown of impact on other reserves:*				
Employee share option reserve	(b)		1,310,745	
TOTAL EQUITY		4,861,345	523,905	5,385,250

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

17. TRANSITION TO AIFRS (continued)

Income Statement reflecting reconciliation of adjustments to AIFRS for the year ended 30 June, 2005

	Note	*CONSOLIDATED*		
		AGAAP	AIFRS impact	AIFRS
		$	$	$
REVENUE AND EXPENSES				
Rendering of services		22,117,531	-	22,117,531
Finance Revenue		53,335	-	53,335
Total Revenue		22,170,866	-	22,170,866
Other income		126,892	-	126,892
Cost of traffic		(14,203,579)	-	(14,203,579)
Salaries, wages and related costs		(3,091,476)	-	(3,091,476)
Employee option expense	(b)	-	(341,966)	(341,966)
Depreciation & amortisation expense	(a) (c)	(680,861)	145,204 366,660	(168,997)
Non-current assets (Impairment) / Reversal of impairment	(d)	-	17,019	17,019
Computer hosting & bandwidth		(273,665)	-	(273,665)
Rent		(137,971)	-	(137,971)
Reduction in Provision for Doubtful Debts		88,439	-	88,439
Travelling and marketing		(324,072)	-	(324,072)
Foreign currency exchange (loss) / gain		(240,236)	-	(240,236)
Reversal of diminution for investments		-	-	-
ASX fees		(34,512)	-	(34,512)
Finance costs – interest expense		(155)	-	(155)
Other expenses		(994,134)	-	(994,134)
PROFIT/(LOSS) BEFORE INCOME TAX		2,405,536	186,917	2,592,453
INCOME TAX EXPENSE	(e)	(145,398)	(670,019)	(815,417)
PROFIT/(LOSS) AFTER INCOME TAX		2,260,138	(483,102)	1,777,036

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

17. TRANSITION TO AIFRS *(continued)*

Impact of adopting AIFRS

Outlined below are the areas impacted upon adoption of AIFRS, including the financial impact on equity (cumulative) and profit.

Reference	Item	AGAAP	AIFRS	Impact
(a)	Intangible assets	Acquired computer software was classified as Plant & Equipment.	Under AASB 138 *Intangible Assets*, computer software that is non-operating system software is classified as an intangible asset. Therefore, computer software has been reclassified from Property, plant and equipment to Intangible assets.	**CONSOLIDATED** *Equity at transition:* Decrease to plant & equipment and increase to intangible assets of $27,894. Net effect is zero. *Equity at 30 June 2005:* Decrease to plant & equipment and increase to intangible assets of $5,108. Net effect is zero.
		Intangible assets with indefinite lives were subject to amortization.	Under AASB 138 *Intangible Assets*, the Groups premium domain names and traffic domain names are no longer permitted to be amortised but instead are subject to annual impairment testing. Accordingly, there was a write back of the amortisation expense previous recognised for these intangible assets.	*Equity at transition:* No effect *Equity at 30 June 2005:* Increase to intangible assets of $145,204 and a corresponding increase to retained earnings of $145,204. *Profit for 30 June 2005: Increase in profit of* $145,204.
(b)	Share-based payments	Share-based payments were not required to be expensed.	AASB 2 *Share-based Payments* requires entities to recognise an expense in relation to shares, options, and other equity instruments provided to employees (including directors). These share-based payment transactions must be fair valued at grant date and recognise as an expense in profit or loss evenly over the vesting period. An adjustment was required to recognise share based payments granted after 7 November 2002 and vesting after 1 January 2005.	**CONSOLIDATED** *Equity at transition:* Decrease to retained earnings of $968,779 and increase to employee share option reserve of $968,779. Net effect is zero. *Equity at 30 June 2005:* Decrease to retained earnings $1,310,745 and increase to employee share option reserve of $1,310,745. Net effect is zero. *Profit for 30 June 2005:* Decrease to profit of $341,966.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

17. TRANSITION TO AIFRS (continued)

Impact of adopting AIFRS (continued)

Reference	Item	AGAAP	AIFRS	Impact
(c)	Business combinations and goodwill	Goodwill was amortised over its useful life (not exceeding 20 years).	The Group has chosen to adopt the exemption available under AASB 1 of not retrospectively applying AASB 3 *Business Combinations* to its business combinations occurring before transition date. Under AASB 3 goodwill is subject to annual impairment testing and amortisation of goodwill is strictly prohibited. An adjustment is thus required to reverse the amortisation charge for 30 June 2005.	**CONSOLIDATED** *Equity at transition:* No effect *Equity at 30 June 2005:* Increase to retained earnings of $366,660 and increase to goodwill of $366,660. *Profit for 30 June 2005:* Increase to profit of $366,660.
(d)	Impairment	The recoverable amount of a non-current asset was the net amount that was expected to be recovered through the discounted net cash flows arising from its continued use and subsequent disposal.	Under AASB 136 *Impairment of Assets*, which applies to current and non-current assets, the recoverable amount of an asset is determined as the higher of its fair value less costs to sell and value in use. The recoverable amount of an asset other than goodwill or intangible assets with indefinite useful lives or not yet available for use is only estimated when there is an indication of impairment at the reporting date. If it is not possible to estimate the recoverable amount of an individual asset, the asset is tested for impairment as part of the cash-generating unit to which it belongs. At the date of transition, the Group recognized an impairment loss on one of its intangible assets, namely its premium domain names. This was a result of the AGAAP written down value being greater than the net present value/value in use carrying amount required to be recognized under AIFRS.	**CONSOLIDATED** *Equity at transition:* Decrease to retained earnings of $52,340 and decrease to intangibles of $52,340. *Equity at 30 June 2005:* Decrease to retained earnings of $35,321 and decrease to intangibles of $35,321 (net impairment loss for the period). *Profit for 30 June 2005:* Increase to profit of $17,019 (impairment loss reversal).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

17. TRANSITION TO AIFRS (continued)

Impact of adopting AIFRS (continued)

Reference	Item	AGAAP	AIFRS	Impact
(d) (continued)	Impairment (continued)		The Group performed a value in use calculation which identified an impairment loss. The discount rate applied to the net present value calculation was 20% over the 2 year discount period. The 20% discount rate was chosen as a suitably conservative discount rate, given the current high levels of demand and activity in the premium domain name after-sales market, as well as the inherent risk factors of this sector of the market compared to the current risk free interest rate. The 2 year discount period is the estimated period that it would take to sell/realize each premium domain name for fair market value. The Group's premium domain names were again tested for impairment at 30 June, 2005. The value in use at this date exceeded the carrying value, resulting in a reversal of the impairment loss to the extent necessary to bring the carrying amount of the Group's premium domain names at 30 June 2005 up to its value in use as at this date.	
(e)	Income tax	The income statement method was used, which involved tax-effecting only those items that impacted profit and loss.	AASB 112 *Income Taxes* requires the balance sheet method to be used, which recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base. Movements in the balance of deferred tax asset account between reporting periods results in an increase/decrease in deferred tax expense.	**CONSOLIDATED** *Equity at transition:* Increase in deferred tax assets of $155,112 (comprising tax balance sheet movements and pooled asset write-off)) and a corresponding increase in retaining earnings of $155,112. *Equity at 30 June 2005:* Increase in deferred tax asset of $47,362, being the net increase in the deferred tax asset balance from the previous future income tax benefit (FITB) balance of $124,928 under AGAAP to $172,290 under AIFRS. Decrease in retained earnings of $23,681, being the net reduction in the deferred tax asset balance from the previous period.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE, 2006 (continued)

17. TRANSITION TO AIFRS (continued)

Impact of adopting AIFRS (continued)

Reference	Item	AGAAP	AIFRS	Impact
(e) (continued)	Income tax (continued)			**CONSOLIDATED** *Profit for 30 June 2005:* Increase in deferred tax expense and decrease in profit of $670,019 due to reduction in deferred tax asset balance / reversal of FITB balance) and a corresponding increase in deferred income tax expense. The increase in deferred tax expense for the year ended 30 June 2005 is the result of utilizing the Group's carry forward income tax losses from 30 June 2004 recognised initially on the transition to AIFRS on 1 July 2004 and movements in other temporary differences.
(f)	Income tax	Carryforward unused tax losses and temporary deductible differences only recognised as future tax assets if "virtually certain" of being utilised against taxable profit in later years.	AASB 112 *Income Taxes* requires a deferred tax asset to be recognised for carryforward tax losses and deductible temporary differences to the extent that it is "probable" that taxable profit will be available against which the deductible temporary difference can be utilised, AASB 112 Income Taxes requires Deferred tax liabilities to *be recognised for all assessable temporary differences* (except in certain circumstances relating to goodwill, the initial recognition of assets and liabilities, and investments in, branches, associates and joint ventures).	**CONSOLIDATED** *Equity at transition:* Increase in deferred tax assets of $491,227 (due to recognition of carryforward tax losses not previously recognized) and a corresponding increase in retaining earnings of $491,227. *Equity at 30 June 2005: No effect* *Profit for 30 June 2005: No effect*
(g)	Income tax	Does not require the tax deductible effect of costs recognized directly in equity to also be reflected in equity (ie. the gross amount is charged against equity) and the tax effect of such costs are recognised in the income statement over time as the deductions are allowed for tax purposes.	Under both the current accounting standards and AIFRS, capital raising costs are charged against equity rather than in the income statement. However, under *AASB 112 Income Taxes*, where such capital raising costs are tax deductible, the amount charged against equity must be net of related tax and that a corresponding deferred tax asset benefit also be recognised.	**CONSOLIDATED** *Equity at transition:* Increase in contributed equity/share capital of $71,042 and a corresponding increase in deferred tax asset of $71,042. *Equity at 30 June 2005:* No effect *Profit for 30 June 2005:* No effect

ITEM 6. DIVIDENDS

There were no interim or final dividends declared or paid during the current period.

On 12 September, 2006, the Board declared a final dividend for the 2005/2006 financial year of 1.0¢ per ordinary share, fully franked, with a Record Date of 13 October, 2006 and payable on 27 October, 2006.

ITEM 7. DIVIDEND REINVESTMENT PLANS

There was no dividend or distribution reinvestment plans in operation during the current period.

ITEM 8. STATEMENT OF CONSOLIDATED RETAINED EARNINGS / (ACCUMULATED LOSSES)

Accumulated losses	**CONSOLIDATED**	
Movements in accumulated losses were as follows:	**2006**	2005
	$	$
Balance 1 July	(9,498,563)	(11,275,599)
Net profit for the year	2,875,687	1,777,036
Balance 30 June	(6,622,876)	(9,498,563)

ITEM 9. NTA BACKING

	Current period	**Previous corresponding period**
Net tangible asset backing per ordinary security	7.07¢	4.86¢

ITEM 10. CONTROL GAINED/LOST OVER ENTITIES

N/A

ITEM 11. DETAILS OF ASSOCIATES AND JOINT VENTURE ENTITIES

N/A

ITEM 12. SIGNIFICANT INFORMATION

Details of any other significant information needed by an investor to make an informed assessment of the entity's financial performance and financial position.

N/A

ITEM 13. FOREIGN ENTITIES

For foreign entities, details of origin of accounting standards used in compiling the report (e.g. International etc.)

N/A

ITEM 14. COMMENTARY ON RESULTS FOR THE PERIOD

Dark Blue Sea Ltd and its wholly owned subsidiaries ("the Group") experienced a substantial improvement in both operating revenue and net profit in the current financial year compared to the previous corresponding period.

Revenue from ordinary activities in the current period was $33,488,213, up 50.2% from the $22,297,758 generated in the previous corresponding period.

ITEM 14. COMMENTARY ON RESULTS FOR THE PERIOD (continued)

The group recorded a net profit from ordinary activities after income tax of $2,875,687 in the current fiscal year, a 61.8% increase compared to the net profit of $1,777,036 recorded during the previous fiscal year.

The substantial increase in revenue and profit in the current period was due to a number of factors, including the continued marketing and development of our core products, further optimisation of our domain name portfolio, the continued growth of the online advertising industry and the increased global demand by advertisers for high quality Internet traffic (such as that provided by the company's domain name portfolio).

Operating costs incurred by the Group in the current period were $29,325,000, up from $19,705,305 in the previous corresponding period. This increase was primarily due to the cost of traffic, rising from $14,203,579 in 2005 to $23,053,422 in 2006. The cost of traffic consists of amortising the cost of the company's domain name registrations and renewals, as well as fees paid to third party providers of internet traffic to the Company.

Earnings before interest, tax, depreciation, amortisation and impairment (EBITDA) for the current year was $4,399,128 compared to $2,744,586 recorded for the previous year.

Basic earnings per share (EPS) increased from 2.00¢ in the previous period to 3.35¢ in the current period and the diluted EPS has increased from 2.00¢ to 3.33¢.

The ASX listed share price also continues to benefit from our improved financial performance and the strong strategic position of the Company within the online advertising industry.

Net cash in-flows from operating activities in the current period were $3,119,730, up from $2,386,200 generated in the 2005 fiscal year.

Receipts from customers increased from $21,602,270 in the previous period to $33,019,823 in the current period. However, the effect of this on net cash flows was partially offset by an increase in the operating costs.

There was also a net cash out-flow from financing activities as a result of several on market share buy-back schemes undertaken during the current reporting period, resulting in 2,369,647 ordinary shares being bought back at a total cost of $1,148,039.

Net cash in-flows for the current period was a positive $1,813,560, resulting in total cash on hand at the end of the current period of $5,471,429 (up from the $3,505,399 as at 30 June 2005).

Working capital of the Group at the end of the current period was $5,666,215, up from $3,921,942 at the end of the previous corresponding period.

The Group has no borrowings and no material debt. Throughout the current period, the Group has been able to fund its ongoing business operations and capital acquisitions solely from its operating cash flow. This situation is subject to change should any large scale acquisition opportunities arise.

Key Performance Indicators

In addition to the above financial results, the Company releases some additional key financial performance indicators for comparative purposes. These indicators are based on unaudited management accounts.

The Key Performance Indicators, updated for the current reporting period are as follows:

	Qtr end 30.09.05	*Qtr end 31.12.05*	*Qtr end 31.03.06*	*Qtr end 30.06.06*
Revenue (US$'000)				
Internal Traffic – Profitable Domain Names	1,056	879	923	1,256
Internal Traffic – Unprofitable Domain Names	74	68	80	72
Total Internal Traffic	1,130	947	1,003	1,328
Internal Domain Name Sales	341	286	336	295
Total Internal Revenue	1,471	1,233	1,339	1,623
External Traffic	3,850	4,191	4,547	4,804
Total Traffic Revenue	4,980	5,138	5,550	6,132
Revenue Margin (%)				
Internal Traffic Revenue – Profitable Domain Names	89	89	88	89
Total Internal Revenue	47	43	51	47
External Revenue	30	23	25	31
Total Traffic Revenue	34	23	27	31
Number of Profitable Domains	77,000	65,000	72,000	91,000

ITEM 14. COMMENTARY ON RESULTS FOR THE PERIOD (continued)

Key Performance Indicators Background Information

From an overall financial performance perspective, it is important to understand that the Company generates all its revenue in US dollars and it pays all its traffic sources in US dollars, so the Company earns a gross profit which is denominated in US dollars. However, the Company's overheads which are primarily staffing related are denominated in Australian dollars so the $A/$US exchange rate can have a significant impact on the Company's financial performance.

The Company generates the bulk of its revenue from selling traffic. A segmentation by traffic source provides the best indicators of the overall trends in the financial performance of the Company.

In any Internet business that generates revenue from traffic, it is important to distinguish between revenue generated from ***Internal*** and ***External*** traffic sources.

Internal traffic sources are ones that are owned and operated by the Company. ***External*** traffic sources are ones that are owned by customer's of the Company.

As ***Internal*** traffic sources are controlled by the Company they form a reliable annuity style revenue stream. ***External*** traffic sources are much less reliable as they are subject to competition in the traffic market. Almost all traffic arrangements can be cancelled on short notice and contracted deals rarely extend beyond one or two years.

Dark Blue Sea's ***Internal*** traffic is almost exclusively sourced from the Company's domain name portfolio. Dark Blue Sea's ***External*** traffic sources are primarily other domain name portfolio owners.

The Company uses its unique platform, good relationships with domain name portfolio owners and competitive pricing as the primary methods of acquiring and maintaining ***External*** traffic sources.

The Company earns different margins on ***Internal*** and ***External*** traffic sources. For ***Internal*** traffic sources, the main expense is domain name registration fees. These are a fixed cost and so the margins can be high and expand as the industry grows. For ***Externa***l traffic sources, the arrangements are typically revenue share based and hence the margins are much lower. Good traffic sources have excellent bargaining power.

A further segmentation of the Company's ***Internal*** traffic sources provides additional clarity. A breakdown of the Internal Revenue into the revenue that is generated from ***profitable domain names*** (i.e. those domain names that earn sufficient revenue to cover the annual registration expense) and ***unprofitable domain names***, the number of profitable domain names and the margin achieved on the profitable names is provided. It should be noted that the portfolio of profitable domain names generates the bulk of the ***Internal*** revenue and is a very high margin business.

Domain sales revenues include revenue from all domains the Company sold during the period. These include sales from the Company's main web site (FabulousDomains.com) as well as ad-hoc sales (typically for a large number of domains) that are agreed external to the web site.

It should be noted that the Company has additional revenue sources that are not included in these numbers. These revenue sources do not currently have a material impact on the overall financial performance of the Company.

RESULTS OF INDIVIDUAL BUSINESS UNITS

No segmented financial reporting is undertaken by the Group, primarily due to the integral way in which each of its four core business units, Roar/PageSeeker, Fabulous, Dark Blue and its Domain Name portfolio interact and collectively contribute to the revenue generating activities of the Group.

Roar / PageSeeker

Roar.com Pty Ltd and Pageseeker.com Pty Ltd, both wholly owned subsidiaries of the company, respectively operate the group's online business listing directory service ("Roar") and its paid placement commercial search engine ("Pageseeker").

Both Roar and Pageseeker provide a "yellow pages" type directory service, whereby commercial website operators can advertise their goods and services under specific categories or search phrases. Advertisers pay a predetermined fee for every Internet user that clicks on the advertisers listing displayed on the Roar or Pageseeker website portals and is redirected to that advertiser's website ("click-through").

Advertisers compete for more traffic by obtaining a higher placed ranking amongst the list of advertisers. This is achieved by agreeing to pay a higher price for each click-through ("bid price") than that prepared to be paid by other advertisers. Advertisers can monitor their ranking and alter their bid-price in a real time auction which is part of the Roar / PageSeeker business model.

The main focus of this business unit over the 2005/06 financial year was to expand the number of categories in the Roar directory, improve the quality of traffic through better traffic management to recruit more advertisers to Roar / PageSeeker, to increase the bid price on keywords in certain core advertiser categories, in line with changing demand for certain goods and services that are provided online.

The company also established reselling arrangements with a number of other pay-per-click providers, which significantly enhanced the advertiser coverage.

ITEM 14. COMMENTARY ON RESULTS FOR THE PERIOD (continued)

Fabulous

Fabulous.com Pty Ltd is a wholly owned subsidiary of the company and operates the business of an ICANN (Internet Names Corporation of Assigned Names and Numbers) accredited Internet domain name registrar known as "Fabulous".

Fabulous first became operational in June 2002 and was formally launched in November 2002. During the current period, it has registered or renewed a total of approximately 823,000 .com, .net, .org, .info and .eu domain names, of which the Company holds approximately 545,000 and the remainder owned by retail and selected wholesale customers. Domain names are the real estate of the Internet and as the Internet continues to grow and develop, demand for this property will also increase.

Other than domain registrations, Fabulous.com Pty Ltd also has a proprietary module, which helps customers manage traffic generated by their domain names. This service, offers a convenient, easy to use "one stop shop" for selected clients with substantial domain name holdings wanting to register and renew large numbers of domain names through Fabulous, as well as monetise the traffic from their domains.

DarkBlue

DarkBlue.com Pty Ltd, a wholly owned subsidiary of the company, operates an Internet affiliate marketing network known as "Dark Blue".

The DarkBlue affiliate program allows third parties ("Advertisers") to advertise their goods and services on the websites of other independent website operators ("Affiliates"). Affiliates are paid a fee for referring Internet users to the Advertiser's websites.

The Internet traffic flowing through the Dark Blue network is an additional source of traffic for the Group and its
own products. By implementing a unique exit traffic arrangement with the Dark Blue Advertisers, the Group has been able to directly leverage off the traffic that the Advertisers receive from Affiliates.

Domain Name Portfolio

As at 30 June 2006, Domain Active Pty Ltd, a wholly owned subsidiary of Dark Blue Sea Ltd, owned approximately 545,000 unique Internet domain names.

The vast majority of Dark Blue Sea's domain names are what are termed generic keyword domain names. These are domains such as www.bedroomfurniture.com that are constructed from generic keywords or phrases ("bedroom furniture" in this case). Users find Dark Blue Sea's domain names by typing simply typing domain names such as www.bedroomfurniture.com into the address bar of their browser (e.g. Internet Explorer). Approximately 515,000 of the Company's domain names are generic domains.

The internet "traffic" that is generated from Dark Blue Sea's portfolio of domain names can be sold to online advertisers. Advertisers can purchase the internet traffic from either Roar / PageSeeker or Dark Blue, the company's online advertising portal. Dark Blue Sea also has commercial relationships with many other leading online advertiser networks that effectively also buy the "internet traffic" from Dark Blue Sea's domain name portfolio.

The continued growth in the online advertising industry, in conjunction with the anticipated consolidation of the domain name portfolio sector of the market, has led to an increased demand and higher prices paid for domain name traffic – one of the few sources of high quality targeted internet traffic for online advertisers.
As an indication of this growth, revenue earned from the domain name portfolio has approximately doubled over the current period. This was due to a combination of a larger number of domains owned by the company and the increase in average revenue being generated by each domain.

For accounting purposes, the cost of each domain name acquired is written off over the registration period (typically 12 months), although the company views the domain name portfolio as a capital asset with enduring revenue-earning capabilities for the company.

In addition to the continuous income stream generated by the Company's domain name traffic, an additional source of revenue from the domain name portfolio, derived from domain name sales, has become a substantial contributor to operating revenue during the current period and is expected to increase in the future.

The company has also continued to deploy resources into the development and marketing of its online domain sales business at www.fabulousdomains.com, where people can search for suitable domain names to host their website and purchase them from the Company. The business has been modelled on some other well-established secondary market domain sales businesses. The financial benefits of this new business are now starting to be realised, with approximately US$1.3 million is sales revenue generated in the 2006 financial year.

The Company is also currently negotiating with a number of retail registrars and other high quality distributors to expand the reach of this network.

Dynamics of the Business

The global online advertising industry in which the company operates, generated US$12.5 billion in revenue in 2005, a 30% increase over the US$9.6 billion turnover generated in 2004. Industry analysts expect strong growth rates to continue over the next few years. (Source - The Interactive Advertising Bureau and PricewaterhouseCoopers '*Internet Advertising Revenue Report*')

It is estimated that the paid placement search engine industry or "keyword search" related advertising as it is otherwise known, accounted for US$5.1 billion or approximately 41% of the total revenue generated by the online advertising industry in 2005. (Source - The Interactive Advertising Bureau and PricewaterhouseCoopers '*Internet Advertising Revenue Report*'). It is this segment of the market, which is the Company's primary focus.

ITEM 14. COMMENTARY ON RESULTS FOR THE PERIOD (continued)

The continued growth in the online advertising industry, has in turn, led to increased demand by paid search engine providers and their advertisers, for high quality targeted internet traffic, such as that provided by the company's domain name portfolio or "direct navigation" traffic as it has become known in the industry.
Accordingly, the company has increased the rate at which it has been acquiring new domains, by deploying more resources and investing the bulk of its cash flow into purchasing new domain names. The company also continues to consolidate and optimize its existing domain name portfolio.

Over the last few years, there has been considerable amount of merger and acquisition activity amongst participants in the online advertising industry. In the last twelve months, this M&A activity has spread into the specific sector of the online advertising industry in which Dark Blue Sea operates, being domain name portfolios and associated domain name services.

Two significant transactions involving large scale domain name portfolios were completed in early 2005. The announcement of these particular transactions and a growing understanding of the domain name portfolio/direct navigation industry have generated significant interest from a variety of public and private companies that operate in the online advertising industry as well as private equity firms.

During the March 2006 quarter, a large scale domain name portfolio with approximately 350,000 domain names was sold to Internet REIT, a private equity backed group.

The value of portfolios in private individual's hands, on the basis of the two significant transactions, is well in excess of US$1 billion. Like offline real estate, the competitive edge in domain name acquisition is rapidly becoming the cost of capital. In the industry in which the Company operates, the cheapest and most readily accessible capital is in the US financial markets.

In December 2005, Dark Blue Sea Ltd finalized the appointment of Arbor Advisors LLC, a boutique US investment bank to assist the Company in exploring these corporate development opportunities.

The Company has also recently negotiated a new traffic monetisation agreement with its main upstream advertising partner. This new agreement, together with the continued growth and optimization of the Company's domain name portfolio and the increased demand by online advertisers for high quality domain name traffic should have a positive effect on revenue.

Industry research shows that in 2005, advertising revenue generated from domain name traffic or "direct navigation" comprised 6-9% of the U.S. and U.K. online search advertising markets (approx $400 million-$600 million USD).

Industry experts predict that if direct navigation grows in line with the global online advertising industry (currently 30-35% annually), it will exceed $1 billion in advertising revenue by 2007 (Source: *Domain Name Journal*)

The Group is the owner of one of the world's largest and most valuable domain name portfolios. This unique asset, together with the Group's proprietary software, systems and its expert staff, means the Group is delivering industry leading domain name monetization services.

The Board is confident that this will enable the Group to increase its market share in the direct navigation sector of the industry, thereby continuing to improve both revenue and profit, for the benefit of all stakeholders.

ITEM 15. AUDIT COMPLIANCE STATEMENT

1. This preliminary report has been prepared in accordance with AASB standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.
2. This preliminary final report, and the accounts upon which the report is based (if separate), use the same accounting policies.
3. The preliminary report does give a true and fair view of the matters disclosed.
4. This preliminary final report is based on accounts that are in the process of being audited.
5. The group has a formally constituted audit committee.

By order of the Board.

Mr Duncan Cornish
Company Secretary
Date: 13 September, 2006


DarkBlueSea
NAVIGATING THE INTERNET

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 6 September, 2006

Notice of Share Cancellation

Following the recent on-market buy-back of 248,292 ordinary shares for $153,964.59 (including brokerage) and the subsequent cancellation of these shares, the issued capital of the Company is now 84,615,517 ordinary shares at a paid up value of $12,197,159.50 (see accompanying Form 484 for further details).

Richard Moore
Chief Executive Officer

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Australian Securities & Investments Commission

Electronic Lodgement

Document No. **7E0837972**

Lodgement date/time: 06-09-2006 18:03:47
Reference Id: 74034051

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
DARK BLUE SEA LIMITED
Australian Company Number (ACN)
091 509 796

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Duncan Patrick CORNISH

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
Duncan Patrick CORNISH
Capacity
Secretary
Signature

Date signed
06-09-2006

C1 Cancellation of shares

Reason for cancellation

Shares cancellation details

Reason for cancellation

ss.257H(3) Share buyback - Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

The cancelled shares are listed below:

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	248292	153964.59

Earliest Date of cancellation **11-08-2006**

C3 Change to share structure

The updated details for this changed share class are shown in the table below.

Share class code	Full title if not standard	Total number of shares	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY SHARES	84615517	12197159.50	0.00

Earliest date of change **11-08-2006**

Listing Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	22 May, 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	648,292	5,000
4	Total consideration paid or payable for the shares	$381,821	$3,115

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $0.62 Date: 8.8.06 Lowest price paid: $0. 55 Date: 23.7.06	Highest price paid: $0.62 Lowest price paid: $0.62 Highest price allowed under rule 7.33: $0.651

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,596,708

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish　　　　Date: 17 August, 2006

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Listing Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	22 May, 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	608,292	40,000
4	Total consideration paid or payable for the shares	$356,897.13	$24,924

+ See chapter 19 for defined terms.

		Before previous day	**Previous day**
5	If buy-back is an on-market buy-back	Highest price paid: $0.62 Date: 8.8.06 Lowest price paid: $0. 55 Date: 23.7.06	Highest price paid: $0.62 Lowest price paid: $0.62 Highest price allowed under rule 7.33: $0.651

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,601,708

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish   Date: 16 August, 2006

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Listing Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	22 May, 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	470,803	137,489
4	Total consideration paid or payable for the shares	$271,973.89	$84,923.24

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $0.62 Date: 8.8.06 Lowest price paid: $0. 5507 Date: 23.7.06	Highest price paid: $0.6146 Lowest price paid: $0.6146 Highest price allowed under rule 7.33: $0.6230

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,631,708

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 15 August, 2006

Company secretary

== == == == ==

+ See chapter 19 for defined terms.


Listing Rule 3.8A
SEC MAIL PROCESSING
RECEIVED
SEP 2 6 2006
WASH. D.C.
213
SECTION

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	22 May, 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	428,553	42,250
4	Total consideration paid or payable for the shares	$245,647.91	$26,325.98

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $0.62 Date: 8.8.06 Lowest price paid: $0. 5507 Date: 23.7.06	Highest price paid: $0.62 Lowest price paid: $0.62 Highest price allowed under rule 7.33: $0.6353

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,779,197

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish　　　　Date: 10 August, 2006

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Listing Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	22 May, 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	**Previous day**
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	405,000	23,553
4	Total consideration paid or payable for the shares	$230,972.04	$14,675.87

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $0.57 Date: 8.6.06 Lowest price paid: $0. 5507 Date: 23.7.06	Highest price paid: $0.62 Lowest price paid: $0.62 Highest price allowed under rule 7.33: $0.6311

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,821,447

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 9 August, 2006

Company secretary

== == == == ==

+ See chapter 19 for defined terms.


DarkBlueSea
NAVIGATING THE INTERNET

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 3 August, 2006

Notification of Share Cancellation

Following the recent on-market buy-back of 70,000 ordinary shares for $39,999.16 (including brokerage) and the subsequent cancellation of these shares, the issued capital of the Company is now 84,863,809 ordinary shares at a paid up value of $12,351,124 (see accompanying Form 484 for further details).

Richard Moore
Chief Executive Officer

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Australian Securities &
Investments Commission

Electronic Lodgement

Document No. **7E0802026**

Lodgement date/time: 03-08-2006 15:52:08
Reference Id: 73887598

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
DARK BLUE SEA LIMITED
Australian Company Number (ACN)
091 509 796

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Duncan Patrick CORNISH

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
Duncan Patrick CORNISH
Capacity
Secretary
Signature

Date signed
03-08-2006

C1 Cancellation of shares

Reason for cancellation

Shares cancellation details

Reason for cancellation

ss.257H(3) Share buyback - Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

The cancelled shares are listed below:

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	70000	39999.16

Earliest Date of cancellation **07-07-2006**

C3 Change to share structure

The updated details for this changed share class are shown in the table below.

Share class code	Full title if not standard	Total number of shares	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY SHARES	84863809	12351124.09	0.00

Earliest date of change **07-07-2006**


DarkBlueSea
NAVIGATING THE INTERNET

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 2 August, 2006

June 2006 - Quarterly Update

Dark Blue Sea Ltd (ASX listing code DBS) today released an update on its quarterly performance for the three months to 30 June, 2006.

As previously advised, the Company will no longer be releasing detailed quarterly cash flow results, having been granted an exemption from this requirement by the Australian Stock Exchange.

However, the Company will continue to release some Key Performance Indicators (KPIs) on a quarterly basis.

Key Performance Indicators

The Company releases some key financial performance indicators for comparative purposes. These indicators are based on unaudited management accounts.

The updated Key Performance Indicators for the June 2006 Quarter are as follows:

Revenue (US$'000)	Qtr end 30.06.05	Qtr end 30.09.05	Qtr end 31.12.05	Qtr end 31.03.06	Qtr end 30.06.06
Internal Traffic – Profitable Domain Names	1,180	1,056	879	923	1,256
Internal Traffic – Unprofitable Domain Names	67	74	68	80	72
Total Internal Traffic	1,247	1,130	947	1,003	1,328
Internal Domain Name Sales	222	341	286	336	295
Total Internal Revenue	1,469	1,471	1,233	1,339	1,623

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796


DarkBlueSea
NAVIGATING THE INTERNET

External Traffic	3,885	3,850	4,191	4,547	4,804
Total Traffic Revenue	5,132	4,981	5,138	5,550	6,132
Revenue Margin (%)					
Internal Traffic Revenue	90	89	89	88	89
– Profitable Domain Names Total Internal Revenue	49	47	43	51	47
External Revenue	26	30	23	25	31
Total Traffic Revenue	39	34	23	27	31
Number of Profitable Domains	79,000	77,000	65,000	72,000	91,000

A more detailed explanation on the Key Performance Indicators is provided in the "Background on Key Performance Indicators Section" below.

June Quarter Trading Performance

The Company had a good trading result in the June quarter.

Traffic revenue from the Company's domain name portfolio was US$1.3 million, up 32% from previous quarter. The revenue is now more directly leveraged to the main growth drivers of the online advertising industry which is expected to grow strongly over the next few years.

Fabulous, the Company's domain name management product, continues to attract new customers and aggregate more direct navigation traffic. External traffic for the quarter was $4.8 million, up 6% from the previous quarter and up 24% from the previous corresponding quarter.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796


DarkBlueSea
NAVIGATING THE INTERNET

The Company continues to roll out Fabulous Domains, the Company's secondary market domain sales business. The Company is currently negotiating with a number of retail registrars and other high quality distributors to expand the reach of the network.

The Company recently finalised a new traffic monetisation agreement with its main upstream advertising partner. The economic terms of the new agreement are more favourable than the previous one and the maturity of the agreement has been extended. The new agreement commenced during the June quarter, with implementation work continuing during the September quarter.

Key Performance Indicators Background Information

The Company releases some key financial performance indicators for comparative purposes. These indicators are based on unaudited management accounts.

From an overall financial performance perspective, it is important to understand that the Company generates all its revenue in US dollars and it pays all its traffic sources in US dollars, so the Company earns a gross profit which is denominated in US dollars. However, the Company's overheads which are primarily staffing related are denominated in Australian dollars so the $A/$US exchange rate can have a significant impact on the Company's financial performance.

The Company generates the bulk of its revenue from selling traffic. A segmentation by traffic source provides the best indicators of the overall trends in the financial performance of the Company.

In any Internet business that generates revenue from traffic, it is important to distinguish between revenue generated from ***Internal*** and ***External*** traffic sources. ***Internal*** traffic sources are ones that are owned and operated by the Company. ***External*** traffic sources are ones that are owned by customer's of the Company.

As ***Internal*** traffic sources are controlled by the Company they form a reliable annuity style revenue stream. ***External*** traffic sources are much less reliable as they are subject to competition in the traffic market. Almost all traffic arrangements can be cancelled on short notice and contracted deals rarely extend beyond one or two years.

Dark Blue Sea's ***Internal*** traffic is almost exclusively sourced from the Company's domain name portfolio. Dark Blue Sea's ***External*** traffic sources are primarily other domain name portfolio owners. The Company uses its unique platform, good relationships with domain name portfolio owners and competitive pricing as the primary methods of acquiring and maintaining ***External*** traffic sources.

The Company earns different margins on ***Internal*** and ***External*** traffic sources. For ***Internal*** traffic sources, the main expense is domain name registration fees. These are a fixed cost and so the margins can be high and expand as the industry grows.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796


DarkBlueSea
NAVIGATING THE INTERNET

For ***External*** traffic sources, the arrangements are typically revenue share based and hence the margins are much lower. Good traffic sources have excellent bargaining power.

A further segmentation of the Company's ***Internal*** traffic sources provides additional clarity. A breakdown of the Internal Revenue into the revenue that is generated from ***profitable domain names*** (*i.e. those domain names that earn sufficient revenue to* cover the annual registration expense) and ***unprofitable domain names***, the number of profitable domain names and the margin achieved on the profitable names is provided. It should be noted that the portfolio of profitable domain names generates the bulk of the ***Internal*** revenue and is a very high margin business.

Domain sales revenues include revenue from all domains the Company sold during the period. These include sales from the Company's main web site (FabulousDomains.com) as well as ad-hoc sales (typically for a large number of domains) that are agreed external to the web site.

It should be noted that the Company has additional revenue sources that are not included in these numbers. These revenue sources do not currently have a material impact on the overall financial performance of the Company.

Accounting Treatment of the Domain Name Portfolio

For both new domain name registrations and renewals, it costs the Company US$6 to hold each domain name for a period of one year. The $US6 cost is paid in advance and so has an immediate cash flow impact. It is viewed by the Company as a prepayment of traffic for twelve months and is recorded as a short term asset in the balance sheet. Domain name registrations are also recorded as operational cash flow in the reported cash flow statements.

The Company amortises that US$6 short term prepaid traffic asset over the subsequent 12 month period, effectively passing that cost through as an expense in the profit and loss statement.

Notwithstanding the accounting treatment of domain name registrations and renewals, the domain name portfolio is viewed by the Company as of a capital nature, ie. an enduring asset having long term revenue generating capabilities.

The Company also acquires domain names in the secondary market, typically paying a significant premium to the annual registration cost. These purchases are recorded as long terms assets on the balance sheet and are amortised over the deemed useful life of the domain (currently five years). The cost of a domain acquired in the secondary market is recorded as a financing cash flow in the cash flow statement.

In regard to the Company's domain name sales, the proceeds of sales are treated as operating income, and the component in excess of the registration expense is recorded as operating profit.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796


DarkBlueSea
NAVIGATING THE INTERNET

About Dark Blue Sea

Dark Blue Sea is an online advertising intermediary or "internet traffic" broker servicing a global customer base from its office in Brisbane. Dark Blue Sea has developed and successfully manages a number of world-class commercial Internet properties including:

- Roar and Pageseeker, pay-per-click advertising portals;
- Fabulous, an ICANN accredited domain name registrar and domain name management system;
- Dark Blue, an online advertising affiliate network; and
- Its Domain Name Portfolio.

Fabulous, Dark Blue and Roar / PageSeeker provide a fully integrated package for the generation, management and monetization of "internet traffic". "Internet traffic" is directly analogous to shopping centre floor traffic.

The ability to offer traffic sources and advertisers a platform consisting of an integrated domain name registrar, advertiser affiliate network and a pay-per-click advertising portal is a compelling value-added proposition that the Company believes is unique in the global marketplace.

Dark Blue Sea currently owns a portfolio of approximately 545,000 internet domain names.

The vast majority of Dark Blue Sea's domain names are what are termed generic keyword domain names. These are domains such as www.bedroomfurniture.com that are constructed from generic keywords or phrases ("bedroom furniture" in this case). Users find Dark Blue Sea's domain names by typing simply typing domain names such as www.bedroomfurniture.com into the address bar of their browser (e.g. Internet Explorer). Approximately 515,000 of the Company's domain names are generic domains.

Approximately 170,000 people (or "unique visitors") from around the world type in (or "directly navigate" to) one of Dark Blue Sea's domain names every day.

The "internet traffic" that is generated from Dark Blue Sea's portfolio of domain names can be sold to online advertisers. Advertisers can purchase the "internet traffic" from either Roar / PageSeeker or Dark Blue, the companies online advertising properties. Dark Blue Sea also has commercial relationships with many other leading online advertiser networks that effectively also buy the "internet traffic" from Dark Blue Sea's domain name portfolio.

Fabulous was developed to help the Company manage its own domain name portfolio and to provides services to other domain name portfolio owners. The Company combines the internet traffic from its own and other portfolios to try to negotiate the best possible advertising deals.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796


DarkBlueSea
NAVIGATING THE INTERNET

Fabulous also provides domain name registration services. Fabulous is currently the 16th largest domain name registrar in the world.

Domain names are the real estate of the internet – it is the first step for any business wanting to establish a presence on the Internet. Like offline real estate, domain names can be bought, sold, rented, leased, etc.

Domain names can trade at wildly inconsistent prices in the secondary market but, like offline real estate, prices are broadly underwritten by financial investors. Such investors (including domain name portfolio owners) are willing to purchase domain names by capitalising current or potential leasing revenue.

Businesses such as Fabulous help establish base line valuations for domain names by determining the leasing potential of any domain name. This is done by selling the direct navigation (or domain name type in) traffic to advertisers.

The Company believes it is well-positioned in a small but important niche of rapidly growing global US$13 billion per annum online advertising market.

Dark Blue Sea is listed on the Australian Stock Exchange (code: DBS) and has a Level 1 over-the-counter ADR program through the Bank of New York (code: DKBLY)

For further information, please contact:

Mr Richard Moore
Chief Executive Office
Dark Blue Sea
(07) 3007 0000

Listing Rule 3.8A


SEC MAIL
RECEIVED
PROCESSING
SEP 2 6 2006
WASH, D.C.
213
SECTION

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	22 May, 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	399,827	5,173
4	Total consideration paid or payable for the shares	$228,109.03	$2,863.01

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $0.57 Date: 8.6.06 Lowest price paid: $0.56 Date: 14.6.06	Highest price paid: $0.5507 Lowest price paid: $0.5507 Highest price allowed under rule 7.33: $0.6773

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,845,000

Compliance statement

1. *The company is in compliance with all Corporations Act requirements relevant to this buy-back.*

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 24 July, 2006

Company secretary

== == == == ==

+ See chapter 19 for defined terms.


SEC
PROCESSING
WASH, D.C.
SEP 2 0 2006
213
SECTION

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

DARK BLUE SEA LIMITED

ABN

47 091 509 796

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options to acquire fully paid ordinary shares (unquoted)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,755,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercisable at $0.90 each on or after 30 June, 2008 and expiring 30 September 2008; Issued pursuant to the terms of the Company's Employee Share Option Plan Rules.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options issued under an employee incentive scheme.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 July, 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	84,933,809	Ordinary fully paid Shares (ASX Code: DBS)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,402,000	Options to subscribe for ordinary shares exercisable at 50 cents each on or before 30 June 2007
		1,755,000	Options to subscribe for ordinary shares exercisable at 90 cents each on or before 30 September, 2008

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Participation available from the date of issue.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A

+ See chapter 19 for defined terms.

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Date: 7 July, 2006

Mr Duncan Cornish

Company secretary

== == == == ==

+ See chapter 19 for defined terms.


DarkBlueSea
NAVIGATING THE INTERNET

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 6 July, 2006

Notification of Share Cancellation

Following the recent on-market buy-back of 335,000 ordinary shares for $190,972.88 (including brokerage) and the subsequent cancellation of these shares, the current issued share capital in the Company is now 84,933,809 ordinary fully paid shares at a paid up value of $12,931,123.25 (see accompanying Form 484 for further details).

By order of the Board.

Mr Duncan Cornish
Company Secretary

Australian Securities &
Investments Commission

Electronic Lodgement

Document No. **7E0769588**

Lodgement date/time: 06-07-2006 15:56:05
Reference Id: 73747922

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
DARK BLUE SEA LIMITED
Australian Company Number (ACN)
091 509 796

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Duncan Patrick CORNISH

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
Duncan Patrick CORNISH
Capacity
Secretary
Signature

Date signed
06-07-2006

C1 Cancellation of shares

Reason for cancellation

Shares cancellation details

Reason for cancellation

ss.257H(3) Share buyback - Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

The cancelled shares are listed below:

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	335000	190972.88

Earliest Date of cancellation **14-06-2006**

C3 Change to share structure

The updated details for this changed share class are shown in the table below.

Share class code	Full title if not standard	Total number of shares	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY SHARES	84933809	12391123.25	0.00

Earliest date of change **14-06-2006**

Listing Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	22 May, 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	335,000	64,827
4	Total consideration paid or payable for the shares	$190,986.43	$37,136.15

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $0.57 Date: 8.6.06 Lowest price paid: $0.56 Date: 14.6.06	Highest price paid: $0.57 Lowest price paid: $0.57 Highest price allowed under rule 7.33: $0.6037

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,850,173

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 30 June, 2006

Company secretary

== == == == ==

+ See chapter 19 for defined terms.


DarkBlueSea
NAVIGATING THE INTERNET

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 28 June, 2006

"FABULOUS" DOMAIN NAMES AVAILABLE AT GODADDY.COM

New Partnership Enriches Domain Name Aftermarket

FabulousDomains (the Company's domain name sales business) is pleased to announce a partnership with GoDaddy.com®, which gives the Internet community increased access to a large number of quality domain names.

The agreement allows Go Daddy® to sell FabulousDomains' portfolio of premium names on the Domain Name Aftermarket™, Go Daddy's auction house. Premium domains are memorable, marketable and often based on popular search terms, giving them greater appeal.

"Domain names are the real estate of the 21st century," said Bob Parsons, GoDaddy.com CEO and founder. "Our Domain Name Aftermarket provides great opportunities to obtain names in demand. This partnership with FabulousDomains broadens the spectrum of top-notch names we can offer our customers."

"FabulousDomains' portfolio fits perfectly into Go Daddy's Domain Name Aftermarket," said Dan Warner, FabulousDomains COO. "The premium names we bring augment Go Daddy's already superior auction site, while they provide our names with excellent exposure."

The Domain Name Aftermarket provides customers a safe, secure and easy-to-use marketplace to either bid on a domain name or advertise a domain for sale, with commissions lower than major competitors. Go Daddy's Domain Name Aftermarket exchange service has more than one million domain names available for purchase and is the industry leader in terms of transaction volume.

To see the domain names available for auction on the Domain Name Aftermarket, visit www.thedomainnameaftermarket.com

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796


DarkBlueSea
NAVIGATING THE INTERNET

About FabulousDomains and the Dark Blue Sea Group
FabulousDomains owns over 500,000 high quality, commercially focused, generic keyword domain names. FabulousDomains is operated by the Australian listed company, Dark Blue Sea Ltd. Dark Blue Sea are direct navigation experts, whose suite of products including Fabulous.com (an ICANN accredited domain name registrar), DarkBlue.com (online advertising affiliate network) and Roar.com / PageSeeker.com (its online advertising portals) provide a fully integrated package for the generation, management and monetization of domain name traffic. Approximately 170,000 unique visitors from around the world, directly navigate to one of FabulousDomains' domain names every day, by simply typing the domain name directly into their internet browser. The inherent brandability of FabulousDomains' domain names makes them ideal for small to medium enterprises. Dark Blue Sea is listed on the Australian Stock Exchange (code: DBS) and has a Level 1 over-the-counter ADR program through the Bank of New York (code: DKBLY).

About The Go Daddy Group, Inc.
Go Daddy is a leading provider of services that enable individuals and businesses to establish, maintain and evolve an online presence. Go Daddy provides a variety of domain name registration and Web site hosting services as well as a broad array of on-demand and other services. The Go Daddy Group is the world's largest domain name registrar, with approximately 14.1 million domain names under management as of May 31, 2006 and North America's largest shared Web site hosting provider. During the final six months of 2005, The Go Daddy Group registered approximately one-third of all domain names registered in the top five generic top-level domains, or gTLDs, including .com, .net, .org, .biz and .info.

For further information, please contact:

Mr Richard Moore
Chief Executive Office
Dark Blue Sea
(07) 3007 0000

Listing Rule 3.8A


SEC MAIL
RECEIVED
PROCESSING
SEP 26 2006
WASH, D.C.
213
SECTION

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6. Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	22 May, 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	302,870	32,130
4	Total consideration paid or payable for the shares	$172,580.76	$18,405.67

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $0.57 Date: 8.6.06 Lowest price paid: $0.56 Date: 14.6.06	Highest price paid: $0.57 Lowest price paid: $0.57 Highest price allowed under rule 7.33: $0.5964

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,915,000

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 23 June, 2006

Company secretary

== == == == ==

+ See chapter 19 for defined terms.


Listing Rule 3.8A
SEC MAIL PROCESSING
SECTION
SEP 26 2006
WASH., D.C.
213

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	22 May, 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	257,870	45,000
4	Total consideration paid or payable for the shares	$146,802.51	$25,778.25

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $0.57 Date: 8.6.06 Lowest price paid: $0.56 Date: 14.6.06	Highest price paid: $0.57 Lowest price paid: $0.57 Highest price allowed under rule 7.33: $0.5985

Participation by directors

6	Deleted 30/9/2001	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,947,130

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish　　　　Date: 22 June, 2006

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Listing Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	22 May, 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	247,870	10,000
4	Total consideration paid or payable for the shares	$141,073.86	$5,728.65

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $0.57 Lowest price paid: $0.56	Highest price paid: $0.57 Lowest price paid: $0.57 Highest price allowed under rule 7.33: $0.5985

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,992,130

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish   Date: 21 June, 2006

Company secretary

== == == == ==

+ See chapter 19 for defined terms.


SEC MAIL PROCESSING
RECEIVED
SEP 2 6 2006
WASH., D.C.
213
SECTION

Listing Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	22 May, 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	200,000	47,870
4	Total consideration paid or payable for the shares	$114,119.22	$26,954.64

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $0.57 Lowest price paid: $0.56	Highest price paid: $0.56 Lowest price paid: $0.56 Highest price allowed under rule 7.33: $0.6027

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	4,002,130

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 16 June 2006

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Listing Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	22 May, 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	155,146	44,854
4	Total consideration paid or payable for the shares	$88,875.39	$25,243.83

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $0.57 Lowest price paid: $0.57	Highest price paid: $0.56 Lowest price paid: $0.56 Highest price allowed under rule 7.33: $0.6006

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	4,050,000

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 15 June, 2006

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Listing Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	22 May, 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	56,044	99,102
4	Total consideration paid or payable for the shares	$32,104.81	$56,770.58

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $0.57 Lowest price paid: $0.57	Highest price paid: $0.57 Lowest price paid: $0.57 Highest price allowed under rule 7.33: $0.6027

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	4,094,854

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish

Date: 14 June, 2006

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

Listing Rule 3.8A


SEC MAIL
RECEIVED
PROCESSING
SEP 20 2006
WASH. D.C.
213
SECTION

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	22 May, 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	**Previous day**
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	40,044	16,000
4	Total consideration paid or payable for the shares	$22,939.21	$9,165.60

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $0.57 Lowest price paid: $0.57	Highest price paid: $0.57 Lowest price paid: $0.57 Highest price allowed under rule 7.33: $0.5964

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	4,193,956

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish　　　　Date: 13 June, 2006

Company secretary

== == == == ==

+ See chapter 19 for defined terms.

latzListing Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	22 May, 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	NIL	40,044
4	Total consideration paid or payable for the shares	NIL	$22,939.21

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	N/A N/A	Highest price paid: $0.57 Lowest price paid: $0.57 Highest price allowed under rule 7.33: $0.5922

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	4,209,956

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 9 June, 2006

Company secretary

== == == == ==

+ See chapter 19 for defined terms.


Rule 3.8A
PROCESSING
2006
SECTION

Appendix 3D

Changes relating to buy-back
(*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LIMITED	47 091 509 796

We (the entity) give ASX the following information.

1	Date that an Appendix 3C or the last Appendix 3D was given to ASX	22 May, 2006

Information about the change

Complete each item for which there has been a change and items 9 and 10.

		Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	**Column 2** (Details of change to buy-back proposals)
	On-market buy-back		
2	Name of broker who will act on the company's behalf	To be advised	Southern Cross Equities Limited
3	Deleted 30/9/2001.		
4	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage. The reference to a maximum number is to the total number including shares already bought back and shares remaining to be bought back. If the total has not changed, the item does not need to be completed.		

+ See chapter 19 for defined terms.

	Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	**Column 2** (Details of change to buy-back proposals)
5 If the company intends to buy back a maximum number of shares - the number remaining to be bought back		
6 If the company intends to buy-back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention		
7 If the company intends to buy back shares if conditions are met - those conditions		

All buy-backs

8 Any other change		

9 Reason for change	Broker had not been appointed at time of original announcement.

+ See chapter 19 for defined terms.

10	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	No

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish

Date: 29 May, 2006

Company secretary

== == == == ==

$^+$ See chapter 19 for defined terms.


DarkBlueSea
NAVIGATING THE INTERNET

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 22 May, 2006

Share Buy Back

Dark Blue Sea Ltd (ASX listing code DBS) today announces its third share buy back.

For the last two years, the company has been reinvesting a significant component of its free cash flow from operations into additional domain names exposure. This has mainly involved the acquisition of new domain names in the primary market but has also been extended to include the purchase of Dark Blue Sea shares by way of an on-market share buy backs.

Share Buy-Back

At current price levels, Dark Blue Sea shares represent more favourable exposure to domain names than most domain name acquisition opportunities in the secondary market.

The company intends to buy back up to 4.25 million shares representing approximately 5% of the issued capital of the company. The buy back will commence on Wednesday 7 June, 2006 and will extend for six months (see accompanying Appendix 3C for further information).

During the buy back period, the decision to buy back shares will be made in consideration of actual cash flow from operations, the Dark Blue Sea share price at the time, expectations of revenue performance at the time and the availability of other domain name acquisitions.

About Dark Blue Sea

Dark Blue Sea is an online advertising intermediary or "internet traffic" broker servicing a global customer base from its office in Brisbane. Dark Blue Sea has developed and successfully manages a number of world-class commercial Internet properties including:

- Roar and Pageseeker, pay-per-click advertising portals;
- Fabulous, an ICANN accredited domain name registrar and domain name management system;
- Dark Blue, an online advertising affiliate network; and
- Its Domain Name Portfolio.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796


DarkBlueSea
NAVIGATING THE INTERNET

Fabulous, Dark Blue and Roar / PageSeeker provide a fully integrated package for the generation, management and monetization of "internet traffic". "Internet traffic" is directly analogous to shopping centre floor traffic.

The ability to offer traffic sources and advertisers a platform consisting of an integrated domain name registrar, advertiser affiliate network and a pay-per-click advertising portal is a compelling value-added proposition that the Company believes is unique in the global marketplace.

Dark Blue Sea currently owns a portfolio of approximately 545,000 internet domain names.

The vast majority of Dark Blue Sea's domain names are what are termed generic keyword domain names. These are domains such as www.bedroomfurniture.com that are constructed from generic keywords or phrases ("bedroom furniture" in this case). Users find Dark Blue Sea's domain names by typing simply typing domain names such as www.bedroomfurniture.com into the address bar of their browser (e.g. Internet Explorer). Of the 500,000 domain names the Company owns, approximately 470,000 are generic domains.

Approximately 170,000 people (or "unique visitors") from around the world type in (or "directly navigate" to) one of Dark Blue Sea's domain names every day.

The "internet traffic" that is generated from Dark Blue Sea's portfolio of domain names can be sold to online advertisers. Advertisers can purchase the "internet traffic" from either Roar / PageSeeker or Dark Blue, the companies online advertising properties. Dark Blue Sea also has commercial relationships with many other leading online advertiser networks that effectively also buy the "internet traffic" from Dark Blue Sea's domain name portfolio.

Fabulous was developed to help the Company manage its own domain name portfolio and to provides services to other domain name portfolio owners. The Company combines the internet traffic from its own and other portfolios to try to negotiate the best possible advertising deals.

Fabulous also provides domain name registration services. Fabulous is currently the 16th largest domain name registrar in the world.

Domain names are the real estate of the internet – it is the first step for any business wanting to establish a presence on the Internet. Like offline real estate, domain names can be bought, sold, rented, leased, etc.

Domain names can trade at wildly inconsistent prices in the secondary market but, like offline real estate, prices are broadly underwritten by financial investors. Such investors (including domain name portfolio owners) are willing to purchase domain names by capitalising current or potential leasing revenue.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796


DarkBlueSea
NAVIGATING THE INTERNET

Businesses such as Fabulous help establish base line valuations of domain names by determining a base line leasing potential of any domain name. This is done by selling the direct navigation (or domain name type in) traffic to advertisers.

The Company believes it is well-positioned in a small but important niche of rapidly growing global US$12 billion per annum online advertising market.

Dark Blue Sea is listed on the Australian Stock Exchange (code: DBS) and has a Level 1 over-the-counter ADR program through the Bank of New York (code: DKBLY)

For further information, please contact:

Mr Richard Moore
Chief Executive Office
Dark Blue Sea
(07) 3007 0000

Rule 3.8A


SEC
PROCESSING
SEP 2 6 2006
WASH, D.C.
SECTION

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
DARK BLUE SEA LIMITED	47 091 509 796

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary shares
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	85,268,809
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	The company has decided that its shares are better priced than other investment opportunities in its particular area of interest.

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	Refer to Company Announcement dated 22 May, 2006.

On-market buy-back

9	Name of broker who will act on the company's behalf	TBA
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	4,250,000
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	6 months, commencing 7 June, 2006
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Date: 22 May, 2006

Mr Duncan Cornish

Company Secretary

== == == == ==

+ See chapter 19 for defined terms.


SEC MAIL
Rule 3.8A
RECEIVED
PROCESSING
SEP 20 2006
WASH., D.C.
213
SECTION

Appendix 3F

Final share buy-back notice (*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

NB. This notice relates to the expiry of the buy-back period for the previous share buy-back undertaken by the Company as disclosed in Appendix 3C lodged on 23 June, 2005.

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On-market

Details of all shares bought back

2	Number of shares bought back	1,969,820
3	Total consideration paid or payable for the shares	$919,930
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $0.54 date: 11.10.05 lowest price: $0.42 date: 13.7.05

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Mr Duncan Cornish Date: 22 May, 2006

Company Secretary

== == == == ==

+ See chapter 19 for defined terms.


DarkBlueSea
NAVIGATING THE INTERNET

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 15 May, 2006

Corporate Development Update

The Board of Dark Blue Sea Ltd (ASX listing code: DBS) today releases the following update on its recent corporate development activities.

Corporate Development Update

Over the last few years, there has been considerable amount of merger and acquisition activity amongst participants in the online advertising industry. In the last 18 months, this M&A activity has spread into the specific sector of the online advertising industry in which Dark Blue Sea operates, being domain name portfolios and associated domain name services.

Two significant transactions involving large scale domain name portfolios were completed in early 2005. The announcement of these particular transactions and a growing understanding of the domain name portfolio/direct navigation industry have generated significant interest from a variety of public and private companies that operate in the online advertising industry as well as private equity firms.

Over the last couple of years, market conditions in the Internet space have been and remain very favourable. While the outlook for online advertising is for very strong growth, with industry projections of 20% to 30% p.a. growth for the next few years, current company valuations increasingly reflect this anticipated growth rate, so any disappointment could have a significant adverse market impact.

In the context of this environment, the Company decided that it was important to become more proactive in looking at corporate development opportunities to add value for shareholders. In December 2005, Dark Blue Sea Ltd announced the appointment of Arbor Advisors LLC, a boutique US investment bank to assist the Company in exploring corporate development opportunities.

Over the last four months the Company has met with a wide range of public and private groups that have investments in or have expressed interest in the domain name space.


DarkBlueSea
NAVIGATING THE INTERNET

During this process, the Company has acquired a much greater appreciation of current state of financial interest in the domain name industry. While most financial investors understand the traffic characteristics of domain names, the Company believes that the real estate characteristics of domain names are not yet fully appreciated.

The Company's secondary market domains for sale business, which is still ramping up, and the structure of the Company's domain name portfolio are both investments in the real estate characteristics of domain names.

In the context of this information, the Company has decided that it will refocus its corporate development activities until the secondary market domains for sale business has become more established and financial investors better appreciate the real estate characteristics of domain names.

The M&A environment in the domain name industry is likely to remain dynamic. The Company will continue to retain Arbor Advisors and will be responsive to any corporate development opportunities if they emerge.

A couple of significant transactions in the domain name space closed recently.

During the March quarter, a large scale domain name portfolio with approximately 350,000 domain names was sold to iReit, a private equity backed group. The price has not been disclosed.

On May 1, 2006, Demand Media, a private equity backed company led by Richard Rosenblatt, the former Chairman of Myspace, announced that it had raised US$120 million to build a new company based on generic domain names. Demand Media also announced that it had acquired eNom, the world's third largest domain name registrar and 150,000 domain names for an undisclosed price.

Domain name portfolios are typically held by private individuals who are scattered all over the globe. The domain name portfolio industry is very fragmented with no single participant having more than a 10% market share. It is an industry where there are significant economies of scale.

The value of portfolios in private individual's hands, on the basis of other transactions, is credibly estimated to be well in excess of US$1 billion. Like offline real estate, the competitive edge in domain name acquisition is rapidly becoming the cost of capital. In the industry in which the Company operates, the cheapest and most readily accessible capital is in the US financial markets.

It is becoming increasingly clear that this industry is likely to be rolled up over the next few years. Dark Blue Sea Ltd owns one of the best large scale domain name portfolios in the world. It also has one of the major direct navigation intermediary businesses and one of the few technology and business platforms in the world specific to domain name services that is scalable.


DarkBlueSea
NAVIGATING THE INTERNET

About Arbor Advisors

Arbor Advisors is a boutique investment banking firm focused on providing strategic advisory services for middle market technology companies. The Arbor Principals have extensive backgrounds in both operational and transactional roles. Arbor has advised many companies, both domestic and international, and specializes in complex transactions.

About Dark Blue Sea

Dark Blue Sea is an online advertising intermediary or "internet traffic" broker servicing a global customer base from its office in Brisbane. Dark Blue Sea has developed and successfully manages a number of world-class commercial Internet properties including:

- Roar and Pageseeker, pay-per-click advertising portals;
- Fabulous, an ICANN accredited domain name registrar and domain name management system;
- Dark Blue, an online advertising affiliate network; and
- Its Domain Name Portfolio.

Fabulous, Dark Blue and Roar / PageSeeker provide a fully integrated package for the generation, management and monetization of "internet traffic". "Internet traffic" is directly analogous to shopping centre floor traffic.

The ability to offer traffic sources and advertisers a platform consisting of an integrated domain name registrar, advertiser affiliate network and a pay-per-click advertising portal is a compelling value-added proposition that the Company believes is unique in the global marketplace.

Dark Blue Sea currently owns a portfolio of approximately 545,000 internet domain names.

The vast majority of Dark Blue Sea's domain names are what are termed generic keyword domain names. These are domains such as www.bedroomfurniture.com that are constructed from generic keywords or phrases ("bedroom furniture" in this case). Users find Dark Blue Sea's domain names by typing simply typing domain names such as www.bedroomfurniture.com into the address bar of their browser (e.g. Internet Explorer). Of the 500,000 domain names the Company owns, approximately 470,000 are generic domains.

Approximately 170,000 people (or "unique visitors") from around the world type in (or "directly navigate" to) one of Dark Blue Sea's domain names every day.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796


DarkBlueSea
NAVIGATING THE INTERNET

The "internet traffic" that is generated from Dark Blue Sea's portfolio of domain names can be sold to online advertisers. Advertisers can purchase the "internet traffic" from either Roar / PageSeeker or Dark Blue, the companies online advertising properties. Dark Blue Sea also has commercial relationships with many other leading online advertiser networks that effectively also buy the "internet traffic" from Dark Blue Sea's domain name portfolio.

Fabulous was developed to help the Company manage its own domain name portfolio and to provides services to other domain name portfolio owners. The Company combines the internet traffic from its own and other portfolios to try to negotiate the best possible advertising deals.

Fabulous also provides domain name registration services. Fabulous is currently the 16th largest domain name registrar in the world.

Domain names are the real estate of the internet – it is the first step for any business wanting to establish a presence on the Internet. Like offline real estate, domain names can be bought, sold, rented, leased, etc.

Domain names can trade at wildly inconsistent prices in the secondary market but, like offline real estate, prices are broadly underwritten by financial investors. Such investors (including domain name portfolio owners) are willing to purchase domain names by capitalising current or potential leasing revenue.

Businesses such as Fabulous help establish base line valuations of domain names by determining a base line leasing potential of any domain name. This is done by selling the direct navigation (or domain name type in) traffic to advertisers.

The Company believes it is well-positioned in a small but important niche of rapidly growing global US$12 billion per annum online advertising market.

Dark Blue Sea is listed on the Australian Stock Exchange (code: DBS) and has a Level 1 over-the-counter ADR program through the Bank of New York (code: DKBLY)

For further information, please contact:

Mr Richard Moore
Chief Executive Office
Dark Blue Sea
(07) 3007 0000

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**DARK BLUE SEA LTD**
ABN	**47 091 509 796**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RICHARD EDWARD MOORE
Date of last notice	21 June, 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered Holder is Mobius Solutions Pty Ltd ACN 094 232 505 Registered Holder is Mobius Solutions Pty Ltd as trustee for the Framleigh Trust. Registered Holder is Mobius Solutions Pty Ltd as trustee for the More Money Superfund. Director is a director and shareholder in Mobius Solutions Pty Ltd. Director is a beneficiary of the Framleigh Trust. Director is a member of the More Money Superfund.
Date of change	19 April, 2006

+ See chapter 19 for defined terms.

No. of securities held prior to change	Richard Edward Moore held 619,744 ordinary shares Mobius Solutions Pty Ltd held 1,321,892 ordinary shares Mobius Solutions Pty Ltd as trustee for the Framleigh Trust held 1,037,486 ordinary shares Mobius Solutions Pty Ltd ACN 094 232 505 as *trustee for the More Money Superfund* held NIL ordinary shares Total – 2,979,122 ordinary shares
Class	Ordinary Shares
Number acquired	Refer to section "Nature of Change" below
Number disposed	Refer to section "Nature of Change" below
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Refer to section "Nature of Change" below
No. of securities held after change	Richard Edward Moore held 619,744 ordinary shares Mobius Solutions Pty Ltd held 1,321,892 ordinary shares Mobius Solutions Pty Ltd as trustee for the Framleigh Trust held 617,486 ordinary shares Mobius Solutions Pty Ltd as trustee for the More Money Superfund held 420,000 ordinary shares Total – 2,979,122 ordinary shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market transfer 420,000 ordinary shares were transferred from Mobius Solutions Pty Ltd as trustee for the Framleigh Trust to Mobius Solutions Pty Ltd as trustee for the More Money Superfund for $294,000 NB. As a result of this transaction, there has been no change in the total number of securities in which the Director has a relevant interest.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


DarkBlueSea
NAVIGATING THE INTERNET

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 28 April, 2006

March 2006 - Quarterly Cash Flow Statement

Dark Blue Sea Ltd (ASX listing code DBS) today released its cash flow statement for the three months ending 31 March, 2006.

Revenue for this period was A$8.6 million, up from the A$8.0 million revenue generated in the December 2005 quarter, and a 72% increase in revenue compared to the March 2005 quarter.

During the current period, net operating cash flow was A$682,000 (compared to A$856,000 in the previous three month period). Total cash held at the end of the quarter was approximately A$5.6 million, up from A$4.9 million on hand at the end of the December 2005 quarter.

The rest of this release contains information about:

- March Quarter Trading Performance
- Key Performance Indicators
- Corporate Development Update

March Quarter Trading Performance

The Company had a good trading performance in the March quarter.

Revenue from the company's domain name portfolio was just over US$1 million, up slightly from previous quarter (see the section headed "Key Performance Indicators" below for further information).

The quality and stability of the Company's revenue continues to improve. The revenue is now more directly leveraged to the main growth drivers of the online advertising industry which is expected to grow strongly over the next few years. The company continues to increase the number of domain names in its portfolio. The company currently has 545,000 domains, including some new domains that were acquired in the .eu domain name land rush in early April.

Fabulous, the company's domain name management product, continues to attract new customers and aggregate more direct navigation traffic. External traffic for the quarter was $4.5 million, up 8% from the previous quarter and up 53% from the previous corresponding quarter.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796


DarkBlueSea
NAVIGATING THE INTERNET

Fabulous Domains, the company's secondary market domain sales business continues to expand. Demand for domain names continues to be strong, reflecting the desire of SMEs to obtain or improve their internet presence.

The Company is currently negotiating with a number of retail registrars and other high quality domain name resellers to expand the reach of the network.

The Company has been negotiating a new traffic monetisation agreement with its main upstream advertising partner. The new agreement extends the term of the current agreement and is expected to be finalised shortly. Upon finalisation, it will be progressively implemented during the balance of the June quarter.

The economic terms of the new agreement are more favourable than the existing one and it is expected to contribute positively to revenue from the September 2006 quarter onwards.

Key Performance Indicators

The Company releases some key financial performance indicators for comparative purposes. These indicators are based on unaudited management accounts.

The updated Key Performance Indicators for the March 2006 Quarter are as follows:

Revenue (US$'000)	Qtr end 31.03.05	Qtr end 30.06.05	Qtr end 30.09.05	Qtr end 31.12.05	Qtr end 31.03.06
Internal Traffic – Profitable Domain Names	1,045	1,180	1,056	879	923
Internal Traffic – Unprofitable Domain Names	69	67	74	68	80
Total Internal Traffic	1,114	1,247	1,130	947	1,003
Internal Domain Name Sales	43	222	341	286	336
Total Internal Revenue	1,157	1,469	1,471	1,233	1,339
External Traffic	2,960	3,885	3,850	4,191	4,547
Total Traffic Revenue	4,074	5,132	4,981	5,138	5,550

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796


DarkBlueSea
NAVIGATING THE INTERNET

Revenue Margin (%)

Internal Traffic Revenue	90	90	89	89	88
– Profitable Domain Names Total Internal Revenue	53	49	47	43	51
External Revenue	32	26	30	23	25
Total Traffic Revenue	38	39	34	23	27
Number of Profitable Domains	60,000	79,000	77,000	65,000	72,000

A more detailed explanation on the Key Performance Indicators is provided in the "Background on Key Performance Indicators Section" below

Corporate Development Update

In December 2005, Dark Blue Sea Ltd finalized the appointment of Arbor Advisors LLC, a boutique US investment bank to assist the Company in exploring corporate development opportunities.

Over the last few years, there has been considerable amount of merger and acquisition activity amongst participants in the online advertising industry. In the last twelve months, this M&A activity has spread into the specific sector of the online advertising industry in which Dark Blue Sea operates, being domain name portfolios and associated domain name services.

Two significant transactions involving large scale domain name portfolios were completed in early 2005. The announcement of these particular transactions and a growing understanding of the domain name portfolio/direct navigation industry have generated significant interest from a variety of public and private companies that operate in the online advertising industry as well as private equity firms.

During the March quarter, a large scale domain name portfolio with approximately 350,000 domain names was sold to a private equity backed group. The transaction has not been formally announced and the price has not been disclosed.

There is renewed interest in the internet and there are currently significant pools of capital that are available to be immediately deployed.

Domain name portfolios are typically held by private individuals who are scattered all over the globe. The domain name portfolio industry is very fragmented industry with no one participant having more than a 10% market share. It is an industry where there are significant economies of scale.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796


DarkBlueSea
NAVIGATING THE INTERNET

The value of portfolios in private individual's hands, on the basis of the two significant transactions, is well in excess of US$1 billion. Like offline real estate, the competitive edge in domain name acquisition is rapidly becoming the cost of capital. In the industry in which the Company operates, the cheapest and most readily accessible capital is in the US financial markets.

It is becoming increasingly clear that this industry is likely to be rolled up over the next few years. Dark Blue Sea Ltd owns one of the best large scale domain name portfolios in the world. It also has one of the major direct navigation intermediary businesses and one of the few technology and business platforms in the world specific to domain name services that is scalable.

The Company has a wide array of potential strategic options in a market environment which we expect to be extremely dynamic. In the context of this environment, the Company decided that it was important to become more proactive in looking at corporate development opportunities to add value for shareholders. The appointment of an investment bank based in the United States will help facilitate this.

Executives from the Company are currently in the United States. The primary purpose is to attend Ad-tech, the leading online advertising trade show as well as two domain name industry conferences. The Company continues to discuss corporate development opportunities with potential strategic and financial partners.

About Arbor Advisors

Arbor Advisors is a boutique investment banking firm focused on providing strategic advisory services for middle market technology companies. The Arbor Principles have extensive backgrounds in both operational and transactional roles. Arbor has advised many companies, both domestic and international, and specializes in complex transactions.

Key Performance Indicators Background Information

The Company releases some key financial performance indicators for comparative purposes. These indicators are based on unaudited management accounts.

From an overall financial performance perspective, it is important to understand that the Company generates all its revenue in US dollars and it pays all its traffic sources in US dollars, so the Company earns a gross profit which is denominated in US dollars. However, the Company's overheads which are primarily staffing related are denominated in Australian dollars so the $A/$US exchange rate can have a significant impact on the Company's financial performance.

The Company generates the bulk of its revenue from selling traffic. A segmentation by traffic source provides the best indicators of the overall trends in the financial performance of the Company.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796


DarkBlueSea
NAVIGATING THE INTERNET

In any Internet business that generates revenue from traffic, it is important to distinguish between revenue generated from ***Internal*** and ***External*** traffic sources.

Internal traffic sources are ones that are owned and operated by the Company. ***External*** traffic sources are ones that are owned by customer's of the Company.

As ***Internal*** traffic sources are controlled by the Company they form a reliable annuity style revenue stream. ***External*** traffic sources are much less reliable as they are subject to competition in the traffic market. Almost all traffic arrangements can be cancelled on short notice and contracted deals rarely extend beyond one or two years.

Dark Blue Sea's ***Internal*** traffic is almost exclusively sourced from the Company's domain name portfolio. Dark Blue Sea's ***External*** traffic sources are primarily other domain name portfolio owners. The Company uses its unique platform, good relationships with domain name portfolio owners and competitive pricing as the primary methods of acquiring and maintaining ***External*** traffic sources.

The Company earns different margins on ***Internal*** and ***External*** traffic sources. For ***Internal*** traffic sources, the main expense is domain name registration fees. These are a fixed cost and so the margins can be high and expand as the industry grows. For ***Externa***l traffic sources, the arrangements are typically revenue share based and hence the margins are much lower. Good traffic sources have excellent bargaining power.

A further segmentation of the Company's ***Internal*** traffic sources provides additional clarity. A breakdown of the Internal Revenue into the revenue that is generated from ***profitable domain names*** (i.e. those domain names that earn sufficient revenue to cover the annual registration expense) and ***unprofitable domain names***, the number of profitable domain names and the margin achieved on the profitable names is provided. It should be noted that the portfolio of profitable domain names generates the bulk of the ***Internal*** revenue and is a very high margin business.

Domain sales revenues include revenue from all domains the Company sold during the period. These include sales from the Company's main web site (FabulousDomains.com) as well as ad-hoc sales (typically for a large number of domains) that are agreed external to the web site.

It should be noted that the Company has additional revenue sources that are not included in these numbers. These revenue sources do not currently have a material impact on the overall financial performance of the Company.

Accounting Treatment of the Domain Name Portfolio

For both new domain name registrations and renewals, it costs the Company US$6 to hold each domain name for a period of one year. The $US6 cost is paid in advance and so has an immediate cash flow impact. It is viewed by the Company as a prepayment of traffic for twelve months and is recorded as a short term asset in the

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796


DarkBlueSea
NAVIGATING THE INTERNET

balance sheet. Domain name registrations are also recorded as operational cash flow in the reported cash flow statements.

The Company amortises that US$6 short term prepaid traffic asset over the subsequent 12 month period, effectively passing that cost through as an expense in the profit and loss statement.

Notwithstanding the accounting treatment of domain name registrations and renewals, the domain name portfolio is viewed by the Company as of a capital nature, ie. an enduring asset having long term revenue generating capabilities.

The Company also acquires domain names in the secondary market, typically paying a significant premium to the annual registration cost. These purchases are recorded as long terms assets on the balance sheet and are amortised over the deemed useful life of the domain (currently five years). The cost of a domain acquired in the secondary market is recorded as a financing cash flow in the cash flow statement.

In regard to the Company's domain name sales, the proceeds of sales are treated as operating income, and the component in excess of the registration expense is recorded as operating profit.

About Dark Blue Sea

Dark Blue Sea is an online advertising intermediary or "internet traffic" broker servicing a global customer base from its office in Brisbane. Dark Blue Sea has developed and successfully manages a number of world-class commercial Internet properties including:

- Roar and Pageseeker, pay-per-click advertising portals;
- Fabulous, an ICANN accredited domain name registrar and domain name management system;
- Dark Blue, an online advertising affiliate network; and
- Its Domain Name Portfolio.

Fabulous, Dark Blue and Roar / PageSeeker provide a fully integrated package for the generation, management and monetization of "internet traffic". "Internet traffic" is directly analogous to shopping centre floor traffic.

The ability to offer traffic sources and advertisers a platform consisting of an integrated domain name registrar, advertiser affiliate network and a pay-per-click advertising portal is a compelling value-added proposition that the Company believes is unique in the global marketplace.

Dark Blue Sea currently owns a portfolio of approximately 545,000 internet domain names.


DarkBlueSea
NAVIGATING THE INTERNET

The vast majority of Dark Blue Sea's domain names are what are termed generic keyword domain names. These are domains such as www.bedroomfurniture.com that are constructed from generic keywords or phrases ("bedroom furniture" in this case).

Users find Dark Blue Sea's domain names by typing simply typing domain names such as www.bedroomfurniture.com into the address bar of their browser (e.g. Internet Explorer). Of the 500,000 domain names the Company owns, approximately 470,000 are generic domains.

Approximately 170,000 people (or "unique visitors") from around the world type in (or "directly navigate" to) one of Dark Blue Sea's domain names every day.

The "internet traffic" that is generated from Dark Blue Sea's portfolio of domain names can be sold to online advertisers. Advertisers can purchase the "internet traffic" from either Roar / PageSeeker or Dark Blue, the companies online advertising properties. Dark Blue Sea also has commercial relationships with many other leading online advertiser networks that effectively also buy the "internet traffic" from Dark Blue Sea's domain name portfolio.

Fabulous was developed to help the Company manage its own domain name portfolio and to provides services to other domain name portfolio owners. The Company combines the internet traffic from its own and other portfolios to try to negotiate the best possible advertising deals.

Fabulous also provides domain name registration services. Fabulous is currently the 16th largest domain name registrar in the world.

Domain names are the real estate of the internet – it is the first step for any business wanting to establish a presence on the Internet. Like offline real estate, domain names can be bought, sold, rented, leased, etc.

Domain names can trade at wildly inconsistent prices in the secondary market but, like offline real estate, prices are broadly underwritten by financial investors. Such investors (including domain name portfolio owners) are willing to purchase domain names by capitalising current or potential leasing revenue.

Businesses such as Fabulous help establish base line valuations of domain names by determining a base line leasing potential of any domain name. This is done by selling the direct navigation (or domain name type in) traffic to advertisers.

The Company believes it is well-positioned in a small but important niche of rapidly growing global US$12 billion per annum online advertising market.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796


DarkBlueSea
NAVIGATING THE INTERNET

Dark Blue Sea is listed on the Australian Stock Exchange (code: DBS) and has a Level 1 over-the-counter ADR program through the Bank of New York (code: DKBLY)

For further information, please contact:

Mr Richard Moore
Chief Executive Office
Dark Blue Sea
(07) 3007 0000

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
SEP 20 2006
213
SECTION

Introduced 31/3/2000. Amended 30/9/2001

Please note that, having satisfied the ASX's requirement to lodge Appendix 4C Quarterly Reports since being reinstated to official quotation on 24 October, 2002, the ASX have released Dark Blue Sea Ltd from its obligation to lodge Appendix 4C Quarterly Reports. Accordingly, no further Appendix 4C Quarterly Reports will be lodged by Dark Blue Sea Ltd after the current quarter.

Name of entity

DARK BLUE SEA LTD

ABN	Quarter ended ("current quarter")
47 091 509 796	31 March, 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current Quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers		8,621	24,619
1.2	Payments for	(a) staff costs	(855)	(2,623)
		(b) advertising and marketing	(5,950)	(17,074)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(1,007)	(2,034)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		41	88
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		(168)	(194)
1.7	Other (provide details if material)		-	-
	Net operating cash flows		682	2,782

+ See chapter 19 for defined terms.

		Current Quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	682	2,782
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(62)	(127)
	(e) other non-current assets	-	(5)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other: Movement in security deposits	-	146
	Net investing cash flows	(62)	14
1.14	**Total operating and investing cash flows**	620	2,796
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	
1.18	Repayment of borrowings	-	
1.19	Dividends paid	-	-
1.20	Other (payments for share buy-backs)	-	(920)
	Net financing cash flows	-	(920)
	Net increase (decrease) in cash held	620	1,876
1.21	Cash at beginning of quarter/year to date	4,864	3,505
1.22	Exchange rate adjustment	173	276
1.23	**Cash at end of quarter**	5,657	5,657

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current Quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	80
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

NIL

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

NIL

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	3	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	5,203	4,417
4.2 Deposits at call	366	412
4.3 Bank overdraft	-	-
4.4 Other: Internet Payment Account	88	35
Total: cash at end of quarter (item 1.23)	5,657	4,864

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	-	-
5.2 Place of incorporation or registration	-	-
5.3 Consideration for acquisition or disposal	-	-
5.4 Total net assets	-	-
5.5 Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

By order of the Board.

Mr Duncan Cornish

Company Secretary

Date: 28 April, 2006

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.


DarkBlueSea
NAVIGATING THE INTERNET

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 4 April, 2006

INVESTOR PRESENTATION

The Company will today present the following Investor Presentation to selected brokers and investors at the Citigroup Micro-Cap Conference being held in Sydney.

For further information, please contact:

Mr Richard Moore
Chief Executive Office
Dark Blue Sea
(07) 3007 0000

Dark Blue Sea
Citigroup Micro-Cap Conference Presentation

April 2006


DarkBlueSea
DIRECT NAVIGATION EXPERTS

Confidentiality Notice and Disclaimer

The information contained in this presentation does not constitute a solicitation or offer to purchase securities in Dark Blue Sea Ltd or its subsidiaries ("the Company").

You should consult with your own independent tax, business and financial advisors with respect to any contemplated investment in the Company.

Past financial, operating and share price performance of the Company cannot be relied upon as a guide to future financial, operating and share price performance.

Any reliance on information contained in this presentation shall be at your own risk. The Company shall not be liable for any direct, indirect or consequential losses arising from the use of the information.


DarkBlueSea
DIRECT NAVIGATION EXPERTS

Summary

- Domain name portfolio (500,000 domain names) is a strategic asset
- Domain Names are
  - The real estate of the Internet
  - A source of high quality traffic (direct navigation)
- A leading full service domain name / direct navigation intermediary business
- Direct leverage to the global online advertising Industry

DarkBlueSea
DIRECT NAVIGATION EXPERTS

Domain Names - Internet Real Estate

- To have a commercial presence in the offline world, you need
  - Some land; and
  - A building to accommodate customers, staff and stock, etc
- To have a commercial presence in the online world, you need
  - a domain name; and
  - a web site that is hosted on the domain
- Domain Names are the vacant land of the Internet
- Like offline real estate, domains can be bought, sold, leased, etc
- Secondary market domain names values should continue to rise as ecommerce activity increases

DarkBlueSea
DIRECT NAVIGATION EXPERTS

Domain Names - High Quality Traffic Source

- Traffic is created as surfers “directly navigate” by typing in domain names to the address bar (e.g. Bedroomfurniture.com)
- Traffic is sold to online advertisers seeking qualified visitors to their website
- Primary (keyboard) traffic is very high quality – “first look” for advertisers
- Only source of primary traffic are search engines and direct navigation
- Direct navigation industry is approximately a US$400 to US$600 million per annum market


DarkBlueSea
DIRECT NAVIGATION EXPERTS

A Fully Integrated Domain Name company

- Long history of managing direct navigation traffic – since inception in 1999
- Technology developed specifically to manage direct navigation traffic
- Fully integrated domain name registrar, domain name management and advertising networks
- Significant investment in domain related research & development


DarkBlueSea
DIRECT NAVIGATION EXPERTS

Financial Performance - Profit and Loss

A$'000	12 mths Jun-04	12 mths Jun-05	Percent Change
Revenue	11,138	22,245	+100%
EBITDA	1,698	2,544	+50%
EBIT	811	2,376	+193%
NPAT	834	2,077	+149%

DarkBlueSea
DIRECT NAVIGATION EXPERTS

Financial Performance - Profit and Loss

A$'000	6 mths Dec-03	6 mths Jun-04	6 mths Dec-04	6 mths Jun-05	6 mths Dec-05
Revenue	4,509	6,629	8,438	13,807	16,068
EBITDA	218	1,480	68	2,476	2,285
EBIT	-236	1,047	-8	2,384	2,188
NPAT	-231	1,065	-94	2,171	1,550


DarkBlueSea
DIRECT NAVIGATION EXPERTS

Growth Strategy

- Continue to accumulate domain names for our portfolio
- Appreciation in the value of the domain name portfolio in line with ecommerce activity
- Improved advertising revenue performance as the online advertising industry continues to grow
- Attracting more domain name portfolio customers to our intermediary business
- Progressive roll out of our secondary market domain for sales business

DarkBlueSea
DIRECT NAVIGATION EXPERTS

Contact Information

Dark Blue Sea

Level 10, 243 Edward St, Brisbane

(07) 3007 0000

www.darkbluesea.com

Richard Moore

Chief Executive Officer

r.moore@au.darkbluesea.com


DarkBlueSea
DIRECT NAVIGATION EXPERTS


DarkBlueSea
NAVIGATING THE INTERNET

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 20 March, 2006

INVESTOR PRESENTATION

The Company will present the following Investor Presentation to selected brokers and investors at several seminars over the coming week, commencing Monday 20 March, 2006.

For further information, please contact:

Mr Richard Moore
Chief Executive Office
Dark Blue Sea
(07) 3007 0000


DarkBlueSea
DIRECT NAVIGATION EXPERTS

Investor Presentation

March 2006

Confidentiality Notice and Disclaimer

THE INFORMATION CONTAINED IN THIS PRESENTATION DOES NOT CONSTITUTE A SOLICITATION OR OFFER TO PURCHASE SECURITIES IN DARK BLUE SEA LTD OR ITS SUBSIDIARIES ("THE COMPANY").

YOU SHOULD CONSULT WITH YOUR OWN INDEPENDENT TAX, BUSINESS AND FINANCIAL ADVISORS WITH RESPECT TO ANY CONTEMPLATED INVESTMENT IN THE COMPANY.

PAST FINANCIAL, OPERATING AND SHARE PRICE PERFORMANCE OF THE COMPANY CANNOT BE RELIED UPON AS A GUIDE TO FUTURE FINANCIAL, OPERATING AND SHARE PRICE PERFORMANCE.

ANY RELIANCE ON INFORMATION CONTAINED IN THIS PRESENTATION SHALL BE AT YOUR OWN RISK. THE COMPANY SHALL NOT BE LIABLE FOR ANY DIRECT, INDIRECT OR CONSEQUENTIAL LOSSES ARISING FROM THE USE OF THE INFORMATION.

Executive Summary

- Domain name portfolio (500,000 domain names) is a strategic asset
- Domain names are
  - The real estate of the internet
  - A source of very high quality traffic (direct navigation)
- A leading full service domain name / direct navigation intermediary business
- Direct leverage to the online advertising Industry which is growing strongly
- US market conditions are currently favourable
- Company is being proactive on corporate development

Company Overview

- Dark Blue Sea is an Internet Company specializing in Domain Names/Direct Navigation
- Domain Name Portfolio with 500,000 domain names
  - Mainly dot com domains
  - Second largest in the world
- Advertising intermediary (traffic broker) between traffic sources (mainly other domain name portfolio owners) and advertisers
- Main Business Units are
  - Fabulous – ICANN accredited domain name registrar and domain name management system
  - Roar / PageSeeker – Pay per click contextual advertising / search engine
  - Dark Blue – CPA affiliate network
- Revenue : $US 22m (Calendar 2005)
- Cash flow positive with approximately A$5 million cash

Domain Names are the Real Estate of the Internet

- To have a commercial presence in the offline world, you need
  - Some land; and
  - A building to accommodate customers, staff and stock, etc
- To have a commercial presence in the online world, you need
  - a domain name; and
  - a web site that is hosted on the domain
- Domain Names are the vacant land of the Internet
- Web sites are the buildings and other improvements on the vacant land
- Like offline real estate, domains can be bought, sold, leased, etc
- Like offline real estate, trades can occur at a wide range of prices due to different perceptions of value
- Domain Names currently cost US$6 per annum to maintain the registration (land taxes)

- Secondary market domain names values should continue to rise as ecommerce activity increases

Domain Name Characteristics (Real Estate)

- Like offline real estate, domain names are also about location, location, location
- The best locations have some or all of the following characteristics
  - A well established brand (e.g. CocaCola.com)
  - Short in length to minimise errors (typically up to 6 characters – e.g. eBay.com)
  - A combination of one, two or three generic/descriptive words – e.g. CheapTickets.com)
  - A relevant extension (.com for the US/Global, .com.au for Australia)
- The universe of the "good location" domain names is finite -> Scarcity -> price appreciation
- Secondary market for domain names have been rising
- Domain name prices should increase in line with eCommerce activity

Domain Names are also a source of High Quality Traffic

- Traffic is created as surfers "directly navigate" by typing in domain names to the address bar
- An example is typing in bedroomfurniture.com into the address bar. The surfer is looking for "bedroom furniture"
- Traffic is sold to online advertisers seeking visitors to their website
- Primary traffic
  - Very high quality "first look" traffic
  - Keyboard test
- There is a limited supply of high quality primary traffic on the Internet (search engines, direct navigation)
- Revenue from domain name traffic is broadly leveraged to the online advertising industry which is growing strongly
- The advertising revenue from the domain name industry is estimated to be US$400 to US$600 million per annum

A Fully Integrated Domain Name company

- Long history of managing domain name traffic – since inception in 1999
- Technology developed specifically to manage domain name traffic
- Fully integrated domain name registrar, domain name management and advertising networks
- An advertising intermediary with our own advertiser base to help understand advertiser requirements – Traffic quality control
- Very large databases of domain name related data
- Significant investment in domain related research & development
- Leverage our resources and market position to
  - Source and maintain good quality customers
  - Accumulate domain names for our own portfolio

Dark Blue Sea's Domain Name Portfolio

- 500,000 domain names
  - Mainly dot com
  - Mainly generic/descriptive domains
    - Suitable for sale (as real estate)
    - Able to generate generic intent direct navigation traffic
- Most are available for sale at FabulousDomains.com

Secondary Market Domains Business

- FabulousDomains.com
- Like a retail business but with a 1% to 3% stock turn to become profitable
  - E.g. sell 2% of the portfolio p.a. @ $500 average
  - $10 per domain per annum – registration expenses of $6 = $4 profit
- Dark Blue Sea's secondary market domains business is being rolled out
- New functionality and marketing rollout planned over the balance of 2005/06
- Based on proven domains for sale business models (e.g. BuyDomains.com)

Key Performance Indicators - Internal v External Traffic

	Qtr end 31.12.04	Qtr end 31.03.05	Qtr end 30.06.05	Qtr end 30.09.05	Qtr end 31.12.05
Traffic Revenue (US$'000)					
Internal – Profitable Domain Names	584	1,045	1,180	1,056	879
Internal – Unprofitable Domain Names	46	69	67	74	68
Total Internal Traffic	630	1,114	1,247	1,130	947
Internal Domain Name Sales	23	43	222	341	286
Total Internal Revenue	653	1,157	1,469	1,471	1233
External Traffic	2,296	2,960	3,885	3,850	4,191
Total	**2,926**	**4,074**	**5,132**	**4,980**	**5,138**
Traffic Revenue Margin (%)					
Internal – Profitable Domain Names	89	90	90	89	89
Total Internal	39	53	49	47	43
External	28	32	26	30	23
Total	**30**	**38**	**39**	**34**	**23**

Number of Profitable Domains	38,000	60,000	79,000	77,000	65,000

Domain Name Accounting

- Registration of new domains costs $6 per annum payable in advance
- New domain registration costs are treated as a traffic acquisition cost (TAC)
- Recorded as an operating expense of 50 cents per month over the subsequent 12 months
- New domain name registrations are not recorded as an asset on the balance sheet
- Sales of new domains are treated as operating income, and the difference is recorded as profit
- Secondary market purchases of domain names are treated as an asset
- Secondary market purchases of domain names are amortised over 5 years
- Domain name sales of domains acquired in the secondary market are treated as capital gains

Financial Performance - Profit and Loss

A$'000	12 mths Jun-04	12 mths Jun-05	Percent Change
Revenue	11,138	22,245	+100%
Internal Domain TAC	824	2,256	
Other Cost of Revenue	5,156	11,948	
Gross Profit	5,158	8,041	
Overheads	3,514	5,257	
Exchange Rate Gain	54	-240	
EBITDA	1,698	2,544	+50%
Depreciation & Amortization	887	168	
EBIT	811	2,376	+193%
NPAT	834	2,077	+149%

*includes one off $234,000 of rental reduction

Financial Performance - Profit and Loss (6 monthly)

A$'000	6 mths Dec-03	6 mths Jun-04	6 mths Dec-04	6 mths Jun-05	6 mths Dec-05
Revenue	4,509	6,629	8,438	13,807	16,068
Internal Domain TAC	377	447	810	1,446	1,680
Other Cost of Revenue	2,012	3,144	4,689	7,259	9,190
Gross Profit	2,120	3,038	2,939	5,102	5,198
Overheads	1,794	1,720	2,540	2,717	3,016
Exchange Rate Gain	-108	162	-331	91	103
EBITDA	218	1,480	68	2,476	2,285
Depreciation & Amortization	454	433	76	92	97
EBIT	-236	1,047	-8	2,384	2,188
NPAT	-231	1,065	-94	2,171	1,550

Financial Performance - Balance Sheet

(A$'000)	Dec '05
Cash	4,864
Receivables	1,673
Other *	2,178
PPE	321
Intangibles	1,138
Total Assets	**10,174**
Payables	2,931
Provisions	246
Tax	942
Total Liabilities	**4,119**
Net Assets	**6,055**

*mainly domain name traffic acquisition cost (TAC)

Operational Strategy Overview

- Domain names are the real estate of the internet and are a source of very high quality primary traffic
- Domain names values, like offline real estate, should grow broadly in line with overall ecommerce activity
- Domain name represent the most effective and simplest ways of getting exposure to the expected strong long term growth in ecommerce
- Strategy is to reinvest all free cash flow into new domain names by way of
  - New domain name registrations
  - Secondary market purchases
  - Share buy back

Industry M&A Activity

- Online advertising industry bottomed out in 2002
- Since then, there has been significant M & A activity in the space
- M & A activity in domain name business (portfolio & services) has increased in the last 12 months
- Two significant domain name portfolio transactions were completed earlier this year
  - Marchex / Name Developments
  - Highland Capital & Summit / Buy Domains
- Renewed interest in internet investment
- Significant pools of capital available to be deployed

Domain Name Portfolios

- Typically held by private individuals (valued at US $1 Billion+)
- Only significant corporate domain name holders are Marchex, Buy Domains, Dark Blue Sea, Vendare Media, Oversee & some registrars
- A fragmented industry with no participant having no more than 10% market share
- Significant economies of scale through consolidation
- Industry is likely to be rolled up over the next year or two
- Cost of capital will be a major factor in the rollup

Dark Blue Sea Corporate Strategy Overview

- Dark Blue Sea has one of the best large scale portfolios
- Dark Blue Sea has a major direct navigation intermediary business
- Dark Blue Sea is one of the few scaleable technology & business platforms specific to domain name services

=> Likely to be involved in the roll out of the industry

=> Proactive on corporate development

=> US based advisor

Corporate Strategy Considerations

- Dark Blue Sea has one of the best large scale portfolios
- Dark Blue Sea has a major direct navigation intermediary business
- Dark Blue Sea is one of the few scaleable technology & business platforms specific to domain name services

=> Likely to be involved in the roll out of the industry

=> Proactive on corporate development

=> US based advisor

Corporate Strategy Considerations

- US Market conditions are currently favourable (Google, Marchex)
- Some significant domain name portfolios are in the market
- Understanding of the domain name industry by financial participants has improved significantly
- Domains as real estate (assets) v Domains as traffic (cash flow)
- Dark Blue Sea's secondary market sales business has only recently launched and is currently unprofitable
- Direct navigation industry is currently shaking out – Dark Blue Sea is well positioned vs competitors

Share Capital Structure / Directors

- 85 million shares on issue
- 2.5 million employee options (exercisable at 50c in 2007)
- Dean Shannon is the major shareholder with approximately 45% of the equity
- Other directors interests own approximately 15% of the equity
- Directors
  - Vern Wills – Non-executive Chairman
  - Richard Moore – Managing Director and Chief Executive Officer
  - Joe Ganim – Non-executive Director

Contact Information

Dark Blue Sea

- Level 10, 243 Edward St, Brisbane
- (07) 3007 0000

Richard Moore

- Chief Executive Officer
- r.moore@au.darkbluesea.com

Company Timeline

- Founded in late 1999 by Dean Shannon – PageSeeker is the main business unit
- Private equity raised in early 2001
- Richard Moore becomes CEO in mid 2001
- Dark Blue business model developed during 2001
- Non-operational ICANN accredit domain name registrar acquired in early 2002 – renamed Fabulous.com
- Dan Warner joins Dark Blue Sea as COO in early 2002
- Fabulous.com become operational in mid 2002
- Dark Blue Sea starts building domain name portfolio in mid 2002
- Dark Blue Sea reverses into an ASX listed public company in late 2002
- Since 2003, progressive development on all aspects on the direct navigation industry as well as improving the domain name portfolio asset

Making Money from Domain Names is Simple

- Create a website which includes ads and host the website on the domain
- Surfer types in the domain and clicks on the ad = Revenue / revenue potential
- Keyword targeted ads are the most effective for conversion rates
  - Bedroomfurniture.com = “bedroom furniture” advertisements
  - CPC listings from Roar – paid on a per click basis
  - CPC listings from other PPC providers (Google, Yahoo/Overture, etc)
  - CPA advertisements from Dark Blue – paid on a commission basis
  - Other CPA advertisements (Commission Junction, eBay, Amazon, etc)
- Domain Name Parking Services help manage domain name portfolios
  - Yahoo / Overture, Google deal with bigger domain name owners
  - Fabulous, Domain Sponsor, Sedo deal with the middle market/resell Overture and Google

PPC Search Engine Advertising Market / Money Flows

- Advertisers / Ad agencies pay the PPC search engine in advance
- The advertisers bid on relevant keywords (a florist might bid on “flowers”, “florist”, ”roses”, etc) on a price per click basis in an ongoing real time auction
- PPC search engines send their results via “XML feeds” to the traffic sources e.g.
  - Overture sends PPC results to Yahoo (internal) and MSN (external)
  - Google Adwords sends PPC results to Google (internal) and AOL (external)
  - Roar sends PPC results to domain names managed in Fabulous
- When a surfer clicks on the PPC supplied link, the relevant advertiser account is debited by their bid amount
- The external traffic sources receives a % revenue share from the PPC engine
- The PPC engine pays the traffic source typically 7 to 45 days after month end
- There is a very active PPC to PPC market which settles up each month

Example PPC advertising Implementation

overture

You searched for flowers.

Get listed in these results and reach 80% of active Internet users on sites like MSN, Yahoo!, InfoSpace and AltaVista.

1. Proflowers - Send Flowers for $29.99
Send beautiful floral arrangements and gifts nationwide. We ship direct from the grower so they are guaranteed fresh for seven days. Save 30-55% off retail prices.
www.proflowers.com

2. Flower and Gift Site - Official FTD.COM
Celebrate all occasions with fresh flowers and gifts from FTD.COM. Same-day delivery available.
www.ftd.com

3. Arranged Flowers - Prices Start at $29
Send beautiful cut arranged flowers, not the flowers you get in a box from other online florists. Order by 2pm for same-day delivery. 100% satisfaction guaranteed - FTD and Teleflora florist
www.flowershop-a.com

4. FTD and Teleflora Florist Delivery
Prices starting at $29.99, satisfaction 100% guaranteed. Order by 2 p.m. EST for same day delivery. Flowers delivered anywhere in the world. We offer arrangements and gifts at great prices.
www.floristconnection.com

5. Flowers from $24.99 at 1-800-FLOWERS.COM
Same-day nationwide delivery at 1-800-FLOWERS.COM. Find beautiful flower arrangements and gifts from $24.99.
www.1800flowers.com

6. Buy High End Flowers Online
At Butterfield Blooms, we specialize in dis...
www.butterfieldblooms.com

7. Mystic Blooms - Fragrant Flowers
Grower direct fresh fragrant flowers. Also...
www.mysticblooms.com

8. American Floral LLP
National florist specializes in providing flo... and birthdays to funerals.
www.realpages.com

overture — Advertisers' Max Bids

1. Proflowers - Send Flowers for $29.99 (Advertiser's Max Bid: $2.46)
2. Flower and Gift Site - Official FTD.COM (Advertiser's Max Bid: $1.60)
3. Arranged Flowers - Prices Start at $29 (Advertiser's Max Bid: $1.59)
4. FTD and Teleflora Florist Delivery (Advertiser's Max Bid: $1.59)
5. Flowers from $24.99 at 1-800-FLOWERS.COM (Advertiser's Max Bid: $1.58)
6. Buy High End Flowers Online (Advertiser's Max Bid: $1.11)
7. Mystic Blooms - Fragrant Flowers (Advertiser's Max Bid: $1.10)
8. American Floral LLP (Advertiser's Max Bid: $1.00)

YAHOO! search — flowers

SPONSOR RESULTS

1. Proflowers - Send Flowers for $29.99 Send beautiful floral arrangements and gifts nationwide. We ship direct from the grower so they are guaranteed fresh for seven days. Save 30-55% off retail prices.
2. Flower and Gift Site - Official FTD.COM Celebrate all occasions with fresh flowers and gifts from FTD.COM. Same-day delivery available.
3. Arranged Flowers - Prices Start at $29 Send beautiful cut arranged flowers, not the flowers you get in a box from other online florists. Order by 2pm for same-day delivery. 100% satisfaction guaranteed - FTD and Teleflora florist
4. FTD and Teleflora Florist Delivery Prices starting at $29.99, satisfaction 100% guaranteed. Order by 2 p.m. EST for same day delivery. Flowers delivered anywhere in the world. We offer arrangements and gifts at great prices.
5. Flowers from $24.99 at 1-800-FLOWERS.COM
6. Buy High End Flowers Online
7. Mystic Blooms - Fragrant Flowers
8. American Floral LLP

msn Search — flowers

Results 1-15 of about 6154020 containing "flowers"

1. Proflowers.com — Send the freshest flowers direct from the grower.
2. 1-800-Flowers.com — Send beautiful flowers arranged by floral designer and hand-delivered. Same-day delivery available. Order online fast and easy.
3. Flower.com — Order beautiful flowers online and save. Same day delivery.
4. FTD.com — Order fresh flower arrangements professionally designed and delivered by an FTD Florist. Same-day delivery available.

1. Proflowers - Send Flowers for $29.99 — Send beautiful floral arrangements and gifts nationwide. We ship direct from the grower so they are guaranteed fresh for seven days. Save 30-55% off retail prices.
2. Flower and Gift Site - Official FTD.COM — Celebrate all occasions with fresh flowers and gifts from FTD.COM. Same-day delivery available.
3. Arranged Flowers - Prices Start at $29 — Send beautiful cut arranged flowers, not the flowers you get in a box from other online florists. Order by 2pm for same-day delivery. 100% satisfaction guaranteed - FTD and Teleflora florist
4. FTD and Teleflora Florist Delivery — Prices starting at $29.99, satisfaction 100% guaranteed. Order by 2 p...
5. Flowers from $24.99 at 1-800-FLOWERS.COM — Same-day nationwide delivery at 1-800-FLOWERS.COM. Find beautiful...
6. Buy High End Flowers Online — At Butterfield Blooms, we specialize in distinctive floral designs...
7. Mystic Blooms - Fragrant Flowers — Grower direct fresh fragrant flowers. Also floral arrangements and...
8. American Floral LLP — National florist specializes in providing flowers for all occasions...

Example Domain name Implementation

overture

SELECT A COUNTRY: US

bedroom furniture | SEARCH | View Advertisers' Max Bids

1. Shopping > Home & Garden > Home Furnishings > Bedroom Furniture

Other Categories: Computing, Education & Career, Entertainment, Finance, Health, Homelife, Reference, Shopping, Travel

You searched for bedroom furniture. Search Tips

Get listed in these results and reach 80% of active Internet users on sites like MSN, Yahoo!, InfoSpace and AltaVista.

1. Redesign Your Bedroom on a Budget
Attractive bedroom pieces in a variety of styles and finishes to blend with any decor. Choose from headboards, night stands, dressers, mirrors, wardrobes and chests.
www.sauder.com (sponsored listing)

2. Bedroom Furniture
Contemporary, traditional, solid wood bedroom and dining room furniture for the discerning buyer. Children's furniture, sleigh beds, platform beds, bed walls, dressers, armoires and more.
www.bedroomfurnitureusa.com (sponsored listing)

3. Ready To Ship - Bedroom Furniture
Large inventory of contemporary bedroom furniture. Ready to ship. Call toll free. Compare our low prices. Financing with no interest. Reliable home delivery.
www.tema-usa.com (sponsored listing)

4. Custom Made Patina Bedroom Furniture
Durable modern bedroom furniture with the graceful lines and rich texture of 10th century Venetian painted furniture. Beds, nightstands, chests, secretaries, armoires, etagere and more.
www.outbackboutique.com (sponsored listing)

5. Eddie Bauer - Furniture Bedroom
Offers a large collection of great room furniture. Purchase sofas, couches, mirrors, accent tables and more. Furnish your home in style with Eddie Bauer.
www.eddiebauer.com (sponsored listing)

6. Bedroom Furniture: Only Iron Beds Here
Claudio Rayes-La Colezione Romantica - designed in Italy. The beds are shaped ...
www.designerbeds.com (sponsored listing)

overture — Advertisers' Max Bids

1. Redesign Your Bedroom on a Budget (Advertiser's Max Bid: $0.56)
2. Bedroom Furniture (Advertiser's Max Bid: $0.56)
3. Ready To Ship - Bedroom Furniture (Advertiser's Max Bid: $0.54)
4. Custom Made Patina Bedroom Furniture (Advertiser's Max Bid: $0.53)
5. Eddie Bauer - Furniture Bedroom (Advertiser's Max Bid: $0.52)
6. Bedroom Furniture: Only Iron Beds Here (Advertiser's Max Bid: $0.51)

http://www.bedroomfurniture.com/ - Microsoft Internet Explorer

Address http://www.bedroomfurniture.com

Bedroom Furniture

More Information

At this web site we offer assistance with bedroom furniture. In addition to information related to bedroom furniture, you can find the best sites concerning furniture, furniture and dining room furniture. This makes bedroomfurniture.com the most complete guide concerning bedroom furniture on the web.

Helpful Info

Most Popular Sites for Furniture

Buy Best-Selling Furniture - Lamps Plus
Order best-selling furniture at Lamps Plus. Get a low-price guarantee and two-day shipping on most products.

Woodchests.com
The Internet's largest, most popular, exciting selection of wood chests and treasure boxes! ALSO furniture, pub signs, shadow boxes, treasure boxes, humidors, nautical items. AND MORE!

Furniture: Compare Prices
Compare prices from over 40,000 stores. At BizRate.com, find deals, consumer reviews, and store ratings to save money.

Suggested Links: Real Estate, Home Improvement, Rentals, Gardening, Pets, Weddings, Parenting, Home Security

Further Reading: Jewelry, Sporting Goods

Bedroom Furniture

Associated Searches

Bed, Bedding, Baby furniture, Kid furniture, Bedroom set, Vanity, Dresser, Bed frame, Armoire, Bedroom decorating

Hot Topics

Movies & TV, Music, Radio, Celebrities, Gambling, Games, Hobbies, Sports, Arts, Family Attractions, Humor

The Internets best BEDROOM FURNITURE web sites

1. Redesign Your Bedroom on a Budget
Attractive bedroom pieces in a variety of styles and finishes to blend with any dÃ©cor. Choose from headboards, night stands, dressers, mirrors, wardrobes and chests.

2. Bedroom Furniture
Contemporary, traditional, solid wood bedroom and dining room furniture for the discerning buyer. Children's furniture, sleigh beds, platform beds, bed walls, dressers, armoires and more.

3. Ready To Ship - Bedroom Furniture
Large inventory of contemporary bedroom furniture. Ready to ship. Call toll free. Compare our low prices. Financing with no interest. Reliable home delivery.

4. Custom Made Patina Bedroom Furniture
Durable modern bedroom furniture with the graceful lines and rich texture of 18th century Venetian painted furniture. Beds, nightstands, chests, secretaries, armoires, etagere and more.

5. Eddie Bauer - Furniture Bedroom
Offers a large collection of great room furniture. Purchase sofas, couches, mirrors, accent tables and more. Furnish your home in style with Eddie Bauer.

6. Bedroom Furniture, Only Iron Beds Here
Claudio Rayes-La Colezione Romantica - designed in Italy. It is costly because of the craftmanship. The beds are shaped by heating and hammering solid iron. No part is hollow tubing.

Valuation Considerations - Overview

- Two components to the Company
  - Domain Name Portfolio
    - "Internal" Revenue
    - Revenue / Profitable Domains
    - Secondary Market Domain Sales
  - Business
    - "External" Revenue
    - Existing Operational businesses including trained staff and business procedures
    - Intellectual Property / Code Base
    - Comprehensive Databases
- Full service / Fully integrated domain name company

Valuation Considerations - Domain Name Portfolio

- Revenue Component
  - Marchex acquisition of Name Developments (8.6x Revenue)
  - Highland Capital / Summit acquisition of BuyDomains
  - Current market is approximately 10x to 12x annual revenue
- Secondary Market Domain Sales component
  - Dark Blue Sea's non-profitable domains – approximately 420,000
  - Available for sale via FabulousDomains.com
  - Developing business – value depends on stock turn and average sale price
  - Using DCF can be translated into a value per domain

Valuation Considerations - Business Component

- Intermediary business – current customer base and deals
- Intellectual property plus databases
- Comparable companies are
  - Miva, Looksmart, Interchange, Marchex, ValueClick, Infospace
- Recent M&A transactions
  - Search123, Enhance, Marchex IPO, Commission Junction, Performics, Applied Semantics, GoClick, Interchange IPO, Linkshare, Web Client



Dark Blue Sea Limited

ABN 47 091 509 796

Half Year Report

31 December, 2005

Dark Blue Sea Limited : Half-Year Report

CONTENTS

Directors' Report

Your directors submit their report of the consolidated entity, consisting of Dark Blue Sea Ltd and its wholly owned subsidiaries, for the half-year ended 31 December 2005.

Directors

The names of the Group's directors in office during the half-year and until the date of this report are as follows. Directors were in office for this entire period unless otherwise stated:

Vernon Alan Wills (Non Executive Chairman), Appointed 9 October 2002
Richard Edward Moore (Executive Director), Appointed 9 October 2002
Joseph Michael Ganim (Non-executive Director), Appointed 9 October 2002

Review of Results and Operations

Review of Results

During the six months to 31 December, 2005 ("current period"), both operating revenue and net profit increased compared to the period 31 December, 2004 ("previous corresponding period").

Revenue from operating activities almost doubled from $8,376,000 generated in the previous corresponding period, to $15,942,000 in the current period. The substantial increase in operating revenue was due to a number of factors, including the overall growth of the online advertising industry, a significant increase in the volume of internet traffic flowing through our advertiser network and the continued expansion in the size and revenue optimization of the Group's own domain name portfolio.

The Group recorded a net profit from ordinary activities after income tax of $1,550,000 in the current period, compared to the net loss of $94,000 recorded during the previous corresponding period.

Earnings before interest, tax and depreciation (EBITD) for the current period was $2,331,000, up from $80,000 for the previous corresponding period.

Operating cash flow for the current period was a positive $2,099,000 (compared to the positive $945,000 cash flow recorded during the previous corresponding period).

Operating costs incurred by the Group in the current period were $13,881,000 (up from $8,446,000 in the previous corresponding period.

This increase was primarily due to the 'cost of traffic', rising from $5,499,000 in the previous corresponding period to $10,870,000 in the current period. The cost of traffic consists of expensing the Group's domain name acquisitions and renewals, as well as fees paid to affiliates, i.e. third party providers of Internet traffic to the Group.

Operating cash in-flows were partly offset by financing cash out-flows. During the current period, the Group bought back 1,969,820 shares or approximately 2.3% of the current issued capital. The cost of the on-market share buy back was approximately A$920,000.

The positive net cash flow position of the Group in the current period has resulted in cash on hand as at 31 December, 2005 of $4,864,000 (up from $3,062,000 on hand at the end of the previous corresponding period).

Review of Operations

The improved financial results for the current period (compared to the previous corresponding period) have been due to a combination of factors, including the continued growth in the online advertising industry and a change of focus in regard to the segment of the market in which the Group now operates, being internet domain names.

The Group's decision to focus its efforts and concentrate its resources in the domain name sector of the market has led to the development of industry leading technology and systems for the administration and monetisation of domain name traffic.

During the last six months the Group has continued to refine and improve its current suite of domain name management and monetization services as well as continuing to develop new services. As a full internet domain name service provider, we are now considered as a leading player in this niche market.

Directors' Report (continued)

In addition to administering the Group's own domain name portfolio, these proprietary systems and tools have recently been made available to our customers. The uptake of these unique systems and tools is very encouraging and has been the main contributor to the increase in internet traffic flowing through our advertiser network. This in turn, has resulted in a substantial increase in the advertising revenue generated by the Group.

The Group has also continued to expand and optimize its own domain name portfolio. As at 31 December, 2005, the Group owned approximately 500,000 domain names, making it the second largest domain name portfolio and the largest dot com portfolio in the world.

During the current period, the Group also completed the roll out of it secondary market domain sales site at www.fabulousdomains.com. The site is an online secondary market 'domains for sale' business where consumers and businesses can search for and buy domain names to host their website. The business has been modeled on some other well established secondary market domains for sale businesses.

Revenue generated from these secondary market domain sales has been steadily growing over the last six months and is now an important contributor towards the overall operating revenue of the Group.

Rounding

The amounts contained in this half-year financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Group under ASIC Class Order 98/0100. The Group is an entity to which that Class Order applies.

Auditor's Indepedendence Declaration

We have obtained an auditor's independence declaration from our auditors, Ernst & Young. A copy is attached on page 4 of this report.

Signed in accordance with a resolution of the directors.



....
Vernon Alan Wills
Chairman
Brisbane, 6 March, 2006

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100

Auditor's Independence Declaration to the Directors of Dark Blue Sea Limited

In relation to our review of the financial report of Dark Blue Sea Limited for the half-year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.



Ernst & Young



Alison de Groot
Partner
6th March, 2006

Condensed Income Statement

For Half-Year Ended 31 December 2005

	Notes	*Consolidated*	
		31-Dec-05	***31-Dec-04***
		$'000	***$'000***
Revenues from ordinary activities			
Rendering of services	2	15,942	8,376
Non-Operating income	2	173	82
Total income		16,115	8,458
Expenses from ordinary activities			
Cost of Traffic		10,870	5,499
Depreciation & Impairment losses		97	76
Salaries, wages and related costs		1,753	1,764
Computer hosting & bandwidth		162	132
Rent		73	66
Travel		233	99
Exchange (gain)/loss		(103)	331
Other expenses from ordinary activities		796	479
Total expenses from ordinary activities		13,881	8,446
Profit/(loss) from ordinary activities before income tax expense		2,234	12
Income tax expense relating to ordinary activities		684	106
Profit/(loss) from ordinary activities after income tax expense		1,550	(94)
Net profit/(loss) attributable to members of Dark Blue Sea Limited		1,550	(94)

Earnings per Share

Basic earnings per share (cents per share)	1.82¢	(0.11) ¢
Diluted earnings per share (cents per share)	1.77¢	(0.10) ¢

Note: The Income Statement should be read in conjunction with the Notes to the Financial Report.

Condensed Balance Sheet

As at 31 December 2005

	Notes	*Consolidated*	
		31-Dec-05	***30-Jun-05***
		$'000	***$'000***
Current assets			
Cash assets		4,864	3,505
Receivables		1,673	1,592
Other Current Assets			
- Prepayments		1,965	1,457
- Security Deposits		213	359
Total current assets		8,715	6,913
Non-current assets			
Property, plant and equipment		321	354
Intangible assets & Goodwill		976	970
Deferred tax asset		162	174
Total non-current assets		1,459	1,498
Total assets		10,174	8,411
Current liabilities			
Payables		2,931	2,506
Provisions		201	212
Tax liabilities		942	270
Total current liabilities		4,074	2,988
Non-current liabilities			
Provisions		45	36
Total non-current liabilities		45	36
Total liabilities		4,119	3,024
Net assets		6,055	5,387
Equity			
Contributed equity		12,653	13,573
Accumulated losses		(7,947)	(9,497)
Employee share option reserve		1,349	1,311
Total equity		6,055	5,387

Note: The Balance Sheet should be read in conjunction with the Notes to the Financial Report.

Condensed Cash Flow Statement
For Half-Year Ended 31 December 2005

	Note	*Consolidated*	
		2005 ***$'000***	***2004*** ***$'000***
Cash flows from operating activities			
Receipts from customers and other income		16,023	9,338
Payments to suppliers and employees		(13,945)	(8,452)
Other (GST refund/(paid))		(26)	39
Interest received		47	20
Interest paid		-	-
Net cash flows from operating activities		2,099	945
Cash flows from investing activities			
Purchase of property, plant and equipment		(64)	(63)
Acquisition of domain names		(5)	(1)
Other (security deposit – merchant facility)		146	56
Net cash flows from investing activities		77	(8)
Cash flows from financing activities			
Share buy back		(920)	-
Net cash flows from financing activities		(920)	-
Net increase in cash held		1,256	937
Add opening cash brought forward		3,505	2,456
Effects of exchange rate changes on cash		103	(331)
Closing cash carried forward	8	4,864	3,062

Note: The Cash Flow Statement should be read in conjunction with the Notes to the Financial Report.

Condensed Statement of Changes in Equity

For the Half-Year Ended 31 December 2005

CONSOLIDATED	Issued Capital $'000	Retained Earnings $'000	Other Reserves $'000	Total Equity $'000
At 1 July, 2004	14,416	(11,276)	969	4,109
Profit / (Loss) for the period	-	(94)	-	(94)
Exercise of options	-	-	-	-
Cost of share based payments	-	-	323	323
Share buy- back	-	-	-	-
At 31 December, 2004	14,416	(11,370)	1,292	4,338
At 1 July, 2005	13,573	(9,497)	1,311	5,387
Profit for the period	-	1,550	-	1,550
Exercise of options	-	-	-	-
Cost of share based payments	-	-	38	38
Share buy-back	(920)	-	-	(920)
At 31 December, 2005	12,653	(7,947)	1,349	6,055

Note: The Statement of Changes in Equity should be read in conjunction with the Notes to the Financial Report

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the annual Financial Report of Dark Blue Sea Limited as at 30 June 2005, which was prepared based on Australian Accounting Standards applicable before 1 January 2005 ('AGAAP').

It is also recommended that the half-year financial report be considered together with any public announcements made by Dark Blue Sea Limited and its controlled entities during the half year ended 31 December 2005 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

The financial report is presented in Austalian dollars and all values are rounded to the nearest thousand Dollars ($'000)

(a) Basis of accounting

The half-year financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 *Interim Financial Reporting* and other mandatory professional reporting requirements.

The half-year financial report has been prepared on a historical cost convention.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Statement of compliance

The half-year financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the half-year financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

This is the first half-year financial report prepared based on AIFRS and comparatives for the half-year ended 31 December 2004 and full-year ended 30 June 2005 have been restated accordingly. A summary of the significant accounting policies of the Group under AIFRS are disclosed in Note 1(c) below.

Reconciliations of:

- AIFRS equity as at 1 July 2004, 31 December 2004 and 30 June 2005; and

- AIFRS profit for the half-year 31 December 2004 and full year 30 June 2005,

to the balances reported in the 31 December 2004 half-year report and 30 June 2005 full-year financial report prepared under AGAAP are detailed in Note 1(e) below.

Notes to the Half-Year Financial Statements

For the Half-Year Ended 31 December 2005

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(c) Summary of significant accounting policies

(i) Basis of consolidation

The consolidated financial statements comprise the financial statements of Dark Blue Sea Limited and its subsidiaries ('the Group').

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All inter-company balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(ii) Foreign currency translation

Both the functional and presentation currency of Dark Blue Sea Limited and its Australian subsidiaries is Australian dollars (A$).

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rate of exchange ruling at the balance sheet date.

(iii) Property, plant and equipment

Cost and Valuation

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

Depreciation

Depreciation is calculated on a straight-line basis for all fixed assets except for office equipment and furniture, which is depreciated using the diminishing value method. The following rates are used to calculate depreciation:

Computer equipment – 25% to 50%
Leasehold Improvements – Term of lease (5 years)
Office furniture – 20%
Software – 33.33%

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(c) Summary of significant accounting policies (continued)

(iii) Property, plant and equipment (continued)

Impairment

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the Income Statement in the period the item is derecognised.

(iv) Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is not amortised.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(c) Summary of significant accounting policies (continued)

(v) Intangible assets

Acquired both separately and from a business combination

Intangible assets acquired separately are capitalised at cost and from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to the class of intangible assets.

The useful lives of these intangible assets are assessed to be either finite or indefinite.

Intangible assets, excluding development costs, created within the business are not capitalised and expenditure is charged against profits in the period in which the expenditure is incurred.

Intangible assets are tested for impairment where an indicator of impairment exists, and in the case of indefinite lives, intangibles are assessed annually, either individually or at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

A summary of the policies applied to the Group's intangible assets and goodwill is as follows:

	Premium Domain Names	***Traffic Domain Names***	***Goodwill***
Useful lives	*Infinite*	*Infinite*	*Infinite*
Method used	*Not depreciated or revalued*	*Not depreciated or revalued*	*Not depreciated or revalued*
Internally generated or Acquired	*Acquired*	*Acquired*	*Acquired*
Impairment test or Recoverable amount testing	*Annually and where an indicator of impairment exists*	*Annually and where an indicator of impairment exists*	*Annually and where an indicator of impairment exists*

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the Income Statement when the asset is derecognised.

(vi) Recoverable amount of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Impairment Losses are shown in the Income statement with Depreciation

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(c) Summary of significant accounting policies (continued)

(vi) Recoverable amount of assets (continued)

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(vii) Trade and other receivables

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off as identified.

(viii) Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(ix) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the Income Statement net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(x) Share-based payment transactions

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

There is currently one plan in place to provide these benefits, being the Employee Share Option Plan (ESOP), which provides benefits to selected employees, including directors and senior executives.

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(c) Summary of significant accounting policies (continued)

(x) Share-based payment transactions (continued)

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a binomial model.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Dark Blue Sea Limited ('market conditions').

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the remuneration ('vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of shares or options comprising the equity based remuneration that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for shares or options comprising the equity based remuneration that do not ultimately vest, except for equity based remuneration where vesting is conditional upon a market condition.

Where the terms of an equity-settled remuneration is modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled remuneration is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the remuneration is recognised immediately. However, if new equity-settled remuneration is substituted for the cancelled equity-settled remuneration, and designated as replacement remuneration on the date that it is granted, the cancelled and new remuneration are treated as if they were a modification of the original remuneration, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(xi) Leases

Operating lease payments are recognised as an expense in the Income Statement on a straight-line basis over the lease term.

Notes to the Half-Year Financial Statements

For the Half-Year Ended 31 December 2005

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(c) Summary of significant accounting policies (continued)

(xii) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. In relation to the rendering of services, revenue is recognised when control of the right to be compensated for the services can be reliably measured. Revenue received in advance is brought to account as services are rendered.

Advertising click revenue:

Revenue is recorded when an Internet user clicks on a paying advertiser's link.

Domain registrations & domain sales:

Revenue is recorded when new domain names are registered with Fabulous.com or company owned domains are sold on FabulousDomains.com.

Unearned Revenue:

Unearned advertising click revenue is received when a customer deposit funds into the company's account prior to services being provided (i.e. prepaid advertising on the PageSeeker/Roar advertising portals). Unearned revenue is accounted for as a current liability/payable.

(xiii) Government grants

Government grants are recognised as revenue when received. The value of the grant cannot be determined with any certainty to enable the matching of this revenue with the expense items incurred.

(xiv) Income tax

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(c) Summary of significant accounting policies (continued)

(xiv) Income tax (continued)

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the Income Statement.

(xv) Other taxes

Revenues, expenses and assets and liabilities are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(c) Summary of significant accounting policies (continued)

(xvi) Earnings Per Share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus component.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- Costs of servicing equity (other than dividends) and preference shares dividends;
- The after-tax effect of dividends and interest associated with the dilutive potential ordinary shares that have been recognised as expenses; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares,

divided by the weighted average number of ordinary shares and the dilutive effect of any potential issue of ordinary shares under options, adjusted for any bonus element.

(xvii) Interest revenue

Interest revenue is recognised as interest accrues using the effective interest method.

(xviii) Payables

Payables are carried at amortised costs and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

(xix) Employee leave benefits

(i) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulated sick leave expected to be settled within 12 months of the reporting date are recognised in other payables and provisions in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(d) AASB 1 Transitional exemptions

The Group has made its election in relation to the transitional exemptions allowed by AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* as follows:

Business combinations

AASB 3 'Business Combinations' was not applied retrospectively to past business combinations (i.e. business combinations that occurred before the date of transition to AIFRS).

Share-based payment transactions

AASB 2 'Share-Based Payments' is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

Exemption from the requirement to restate comparative information for AASB 132 and AASB 139

The Group has elected to adopt this exemption and therefore was not required to apply AASB 132 'Financial Instruments: Presentation and Disclosure' and AASB 139 'Financial Instruments: Recognition and Measurement' to the applicable comparative information for the preceding period.

The comparative information for the preceding period for financial instruments within the scope of AASB 132 and AASB 139 have been prepared based on Australian Accounting Standards applicable before 1 January 2005 ('AGAAP').

There is no material effect on adoption of these standards.

(e) Impact of adoption of AIFRS

(i) Reconciliation of total equity as presented under AGAAP to that under AIFRS

	CONSOLIDATED		
	30-Jun-05 $'000	***31-Dec-04 $'000***	***01-Jul-04 $'000***
Total equity under AGAAP	**4,863**	**3,534**	**3,444**
Adjustments:			
Write back amortisation on intangibles – Premium Domain and Traffic names (A)	145	70	-
Impairment of assets (B)	(35)	(60)	(52)
Write-back of goodwill amortization (C)	367	183	-
Recognition of share-based payment expense (D)	(1,311)	(1,292)	(969)
Recognition of Deferred Tax Asset (E)	47	611	717
Adjustment to Share Option Reserve (D)	1,311	1,292	969
Total equity under AIFRS	**5,387**	**4,338**	**4,109**

Notes to the Half-Year Financial Statements

For the Half-Year Ended 31 December 2005

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(e) Impact of adoption of AIFRS (continued)

(ii) Reconciliation of profit after tax under AGAAP to that under AIFRS

	CONSOLIDATED	
	Year ended 30-Jun-05 $'000	***Half-Year ended 31-Dec-04 $'000***
Profit after tax as previously reported	**2,260**	**89**
Adjustments:		
Write back amortisation on intangibles – Premium Domain and Traffic names (A)	145	70
Impairment of assets (B)	17	(7)
Write-back of goodwill amortization (C)	367	183
Recognition of share-based payment expense (D)	(342)	(323)
Tax effect of recognition of prior year tax losses (E)	(670)	(106)
Profit after tax under AIFRS	**1,777**	**(94)**

(iii) Notes to reconciliations of total equity and profit as presented under AGAAP to that under AIFRS

A. Under AASB 138 *Intangible Assets*, these assets are no longer permitted to be amortised but instead are subject to annual impairment testing.

Accordingly, under AASB 138, there would have been a write back of the amortisation expense for these intangibles incurred in the relevant period and a corresponding increase in both the Group's profit and equity for the applicable period.

B. Under AASB 136 *Impairment of Assets*, the Group's assets are tested at the end of the reporting period annually for impairment as part of the cash generating unit to which they belong, by comparing the carrying amount against the recoverable amount. The recoverable amount of an asset (including intangibles) is determined as the higher of its 'fair value less costs to sell' and 'value in use'. The difference between the carrying amount and the recoverable is recognised as an impairment loss at the end of the reporting period.

Where at the end of the subsequent period, the assets recoverable amount has increased (compared to the previous period), impairment losses are reversed to the extent of increasing the asset's carrying value to the lower of the re-valued amount or the value had no impairment loss been previously recognised.

The recognition of an impairment loss in a particular reporting period, would result in a corresponding reduction in the Group's profit for the period.

Where there is a net impairment loss for the period (ie. the difference between the previous period's impairment loss and the impairment loss reversal (if any) for the subsequent period, would result in a corresponding reduction in the Group's equity at the end of the subsequent period.

An impairment loss reveral would result in an increase in the Group's profit for the period.

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(e) Impact of adoption of AIFRS (continued)

(iii) Notes to reconciliations of total equity and profit as presented under AGAAP to that under AIFRS (continued)

C. Under AASB 138 *Intangible Assets*, the definition of intangible asset is "a separable asset that is capable of being separated or divided from the entity and sold, transferred, licensed, rented or exchanged, either individually or together with a related contract, asset or liability".

In regards to the Pageseeker IP that was previously recognised as an intangible in the Group's accounts, management is of the opinion that this asset does not meet the new definition of "intangible asset". The Pageseeker IP is a computer code that was developed in-house that was only designed to run on the Group's internal systems and be used by the Group's programmers (ie.it was not written for intended commercial use).

Therefore the Pageseeker IP would not be an intangible asset under AASB 138, but rather would be recognised as goodwill.

Goodwill is not amortised under AASB 3 *Business Combinations*, but was amortised under AGAAP. Accordingly, there would be a write back of the amortization expense for the Pageseeker IP recorded in the relevant period, resulting in a corresponding increase in both the Group's profit and equity for the appliacable period.

This goodwill was acquired as part of a business combination that occurred in September 2002, but under the transitional exemptions of AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 3 *Business Combinations* is not applied to assets acquired through a business combinations that occurred before the Group's date of transition to AIFRS (being 1 July, 2004), so no further write back of goodwill amortised prior to the AIFRS transition date is required.

D. Under AASB 2 *Share based Payments*, the Group would recognise the fair value of options granted to employees as remuneration as an expense on a pro-rata basis over the vesting period in the Income Statement, with a corresponding adjustment to equity. Share-based payment costs were not recognised under AGAAP.

Accordingly, under AASB 2 *Share based Payments*, the Group would have recorded an option expense in the relevant period, resulting in a corresponding reduction in both the Group's profit and therefore, equity at the end of the period.

As this option expense is not funded by cash, but rather equity, a corresponding credit to the employee share option reserve account would have resulted in an increase in the Group's total equity at the end of the applicable period.

E. Under AASB 112 *Income Taxes*, the Group is required to use the balance sheet liability method, rather than the Income Statement method, which recognizes deferred tax balances where there is a difference between the carrying value of an asset or liability and its tax base. A deferred tax asset is recognised to the extent that it is probable that there will be a taxable profit against which a deductible temporary difference can be used.

The recognition of an income tax expense for December 2004 under AIFRS is the result of utilising the Group's carried forward income tax losses from 30 June 2004 recognised initially on the transition to AIFRS reporting on 1 July 2004 and movements in other temporary differences.

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

(e) Impact of adoption of AIFRS (continued)

(iii) Notes to reconciliations for total equity and profit as presented under AGAAP to that under AIFRS (continued)

Carried forward income tax losses were never recognised as an asset under AGAAP due to the "virtually certain" test under AGAAP not being satisfied and the timing differences were not recognised under AGAAP until the year ended 30 June 2005, due to the "beyond reasonable doubt" test not being satisifed until then. Both tax losses and tempory differences would have been recognised from 1 July 2004 under the AIFRS "probability" test being satisfied.

Under AIFRS, tax deductible capital raising costs are to be recognized directly in equity net of related tax and a corresponding future tax asset recognised. Under AGAAP, the Group was not required to recognise the tax effect of these costs reflected in equity. The tax effect of the transition to AIFRS is an increase in deferred tax asset of $71,000 and a corresponding increase in share capital.

(iv) Explanation of material adjustments to the cash flow statements

There are no material differences between the cash flow statements presented under AIFRS and those presented under AGAAP.

Notes to the Half-Year Financial Statements

For the Half-Year Ended 31 December 2005

	CONSOLIDATED	
	December 2005 $'000	*December 2004 $'000*
2. REVENUE AND EXPENSES		
(a) Specific Items		
Profit from ordinary activities before income tax expense includes the following revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity:		
(i) Revenue from ordinary activities		
Rendering of Services		
Advertising revenue	13,585	7,427
Subscriptions revenue	-	39
Domain Name Registrations revenue	1,511	811
Domain Name Sales	846	99
	15,942	8,376
(ii) Non Operating income		
Austrade Grant	126	62
Interest Revenue	47	20
	173	82

3. DIVIDENDS PAID AND PROPOSED

There have been no dividends paid or provided for during the half–year, nor were any dividends paid or provided for in the comparative period. .

4. ISSUED CAPITAL	*December 2005*	*June 2005*
	$'000	*$'000*
Ordinary shares		
Issued and fully paid	12,653	13,573

Movements in ordinary shares on issue	*Number of shares ('000)*	*Amount ($'000)*
At 1 July, 2005	87,238	13,573
Shares bought back on-market	(1,969)	(920)
At 31 December, 2005	85,269	12,653

Notes to the Half-Year Financial Statements

For the Half-Year Ended 31 December 2005

5. SEGMENT REPORTING

The Group operates in one segment and no segmented financial reporting is undertaken by the Group, primarily due to the integral way in which each of its four core business units, Roar/PageSeeker, Fabulous, Dark Blue and its Domain Name portfolio interact and collectively contribute to the revenue generating activities of the Group.

The Group conducts its business activities via the Internet in the global market. Sales are derived primarily in the United States with immaterial sales occurring in other jurisdictions. As the Internet is global, the company does not and cannot specifically identify the geographic location of the end users.

6. CONTINGENT ASSETS AND LIABILITIES

Since the last annual reporting date, there has been no material change in any contingent liabilities or contingent assets of the Group

Readers should refer to Note 25 of the Group's 2005 Annual Report for further information.

7. EVENTS AFTER THE BALANCE SHEET DATE

There are no material subsequent events to report.

8. ADDITIONAL INFORMATION

Reconciliation of Cash

For the purposes of the Condensed Cash Flow Statement, cash and cash equivalents comprise of the following as at 31 December:

	CONSOLIDATED	
	December 2005	***December 2004***
	$'000	***$'000***
Cash at bank and on hand	4,864	3,062
	4,864	3,062

Directors' Declaration

In accordance with a resolution of the directors of Dark Blue Sea Limited, I state that:

In the opinion of the directors:

(a) the financial statements and notes of the consolidated entity:

(i) give a true and fair view of the financial position as at 31 December 2005 and the performance for the half-year ended on that date of the consolidated entity; and

(ii) comply with Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board



....

Vernon Alan Wills
Chairman
Brisbane, 6 March 2006

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100

Independent review report to members of Dark Blue Sea Limited

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity and accompanying notes to the financial statements for the consolidated entity comprising both Dark Blue Sea Limited (the company) and the entities it controlled during the six month period, and the directors' declaration for the company, for the period ended 31 December 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 *Interim Financial Reporting*, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134 *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report. In addition to our review of the financial report, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

ERNST & YOUNG

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Dark Blue Sea Limited and the entities it controlled during the six months is not in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2005 and of its performance for the six months ended on that date; and

(ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.



Ernst & Young



Alison de Groot
Partner
Brisbane
6 March 2006

Rule 4.2A.3

Appendix 4D

Half year report

Introduced 1/1/2003

Name of entity	ABN
DARK BLUE SEA LTD	47 091 509 796

1. Reporting Period

Current period	Previous corresponding period
Half year ended 31 December, 2005	Half year ended 31 December, 2004

2. Results for announcement to the market

$A'000

Revenues from ordinary activities *(item 2.1)*	Up	90%	to	$15,942
Profit (loss) from ordinary activities after tax attributable to members (*item 2.2*)		N/A		1,550
Net profit (loss) for the period attributable to members *(item 2.3)*		N/A		1,550

Dividends *(item 2.4)*

It is not proposed to pay any dividends for the current period

Record date for determining entitlements to the dividend (*item 2.5)*

N/A

A brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood *(item 2.6)*

The percentage increase/decrease for Items 2.2 and 2.3 above are not applicable as the results have gone from a loss in the previous corresponding period to a profit in the current period.

3. NTA backing

	Current period	Previous corresponding period
Net tangible asset backing per ordinary security	5.8¢	4.8¢

+ See chapter 19 for defined terms.

4. Control gained over entities having material effect

Name of entity (or group of entities)	N/A
Date on which control was gained	N/A
The contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period.	N/A

Loss of control of entities having material effect

Name of entity (or group of entities)	N/A
Date on which control was lost	N/A
The contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period.	N/A

5. Dividends

Date dividend is payable	N/A

6. Dividend reinvestment plans

There are no dividend or distribution plans for the current period.

7. Details of associates and joint venture entities

Name of entity	**Percentage of ownership interest held at end of period or date of disposal**		**Contribution to net profit (loss)**	
Equity accounted associates and joint venture entities	**Current period**	**Previous corresponding period**	**Current period $A'000**	**Previous corresponding period - $A'000**
NIL	N/A	N/A	N/A	N/A
Total	-	-	-	-
Other material interests NIL	N/A	N/A	N/A	N/A
Total	-	-	-	-

+ See chapter 19 for defined terms.

8. Foreign entities - Accounting Standards

Not applicable

9. Audit dispute or qualification

The accounts are not subject to audit dispute or qualification.

+ See chapter 19 for defined terms.


DarkBlueSea
NAVIGATING THE INTERNET

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 31 January, 2006

December 2005 - Quarterly Cash Flow Statement

Dark Blue Sea Ltd (ASX listing code DBS) today released its cash flow statement for the three months ending 31 December, 2005.

Revenue for this period was A$8.02 million, slightly up from the A$7.98 million revenue generated in the September 2005 quarter, and up 67% compared to the December 2004 quarter.

During the current period, net operating cash flow was A$856,000 (compared to A$1.24 million in the previous three month period). Total cash held at the end of the quarter was approximately A$4.9 million, up from A$4.2 million on hand at the end of the September 2005 quarter.

Operating cash in-flows were partly offset by financing cash out-flows. During the current quarter, the Company bought back approximately 500,000 shares, which represents approximately 0.6% of the issued capital. The cost of the buy back was approximately A$230,000.

The rest of this release contains information about:

- December Trading Performance
- Secondary Market Domain Name Sales
- Key Performance Indicators
- Appointment of US Investment Bank

December Trading Performance

The Company's overall financial performance for the current quarter was flat compared to the previous quarter. The ever increasing exposure of the domain name industry to the wider market place has had positive and negative implications to the operating environment.

The Company continues to reposition itself to reflect this changing environment. While the Company believes that it is very well placed to take advantage of the new environment, there has been a cost, in terms of short term financial performance, relative to the continued growth in the online advertising industry.

On the positive side, the wider market's growing understanding of domain names as the real estate of the Internet is translating into substantial demand for generic domain names.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796


DarkBlueSea
NAVIGATING THE INTERNET

We anticipate continued demand for generic domain names which will help drive sales volume through the Company's secondary market domain name sales business and provide scope for substantial price increases. This leads to improving valuations for the Company's main asset, its domain name portfolio which is heavily weighted to generic domain names.

The sale of the Company's domains through the FabulousDomains.com web site increased markedly over the quarter. Since the Company soft launched FabulousDomains.com, the Company's secondary market domains for sale website, in early 2005, the revenue from domain name sales has broadly doubled every quarter.

The Company now believes it has achieved significant traction with this business and has started to more aggressively market the product. Further details are provided below under the heading "Secondary Market Domain Name Sales."

On the negative side, the increased exposure has lead to some of the industry's more aggressive monetisation practices coming under closer scrutiny. During the coming year, the Company believes that certain types of domain names that have historically generated significant revenue will no longer do so.

During 2005, but more particularly in the second half, the Company has restructured some parts of its domain name portfolio. The restructuring has involved divesting (partly through sales and partly through not renewing expiring domain names) some poor quality but high revenue generating domains. The restructuring of the Company's domain portfolio was undertaken in response to the anticipated changes to the operating environment and is now substantially complete.

Secondary Market Domain Name Sales

Domain names, like offline real estate, are tradeable assets. Many buyers of domain names use completely different metrics for valuing domain names to financial buyers such as Dark Blue Sea. In many cases, domains with little or no revenue can be sold to end user buyers wishing to brand their websites for very high prices.

The Company has been continuing to roll out its secondary market domain sales site at www.fabulousdomains.com. The site is an online secondary market domains for sale business where end user buyers can search for and buy domain names to host their website. The business has been modelled on some other well established secondary market domains for sale businesses.

The typical buyer of a domain name from Fabulous Domains is a small to medium sized enterprise (SME). It is worthwhile outlining some of the characteristics of this market to provide some insight into the potential demand for domain names.

In 2004, the Kelsey Group estimated that there were approximately 20 million small to medium enterprises (SMEs) in the United States. At that time, 70% of these didn't

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796


DarkBlueSea
NAVIGATING THE INTERNET

have an active website and only 2% were advertising online. Consumers are increasingly turning to the Internet to find information about products and services and the businesses that provide them. All SMEs need to consider strategies for expanding their internet presence.

There are various stages of evolution of having an online presence for an SME. The entry point is email. At a very basic level, a business can use an email address in much the same way they use a postal address to expand the ways in which a customer can communicate with the SME. It is often integrated into offline marketing materials (e.g. business cards). Cheap (or even free) email services can be provided by an ISP (e.g. AOL, Bigpond) or a portal (e.g. Yahoo, Hotmail or GMail). An example is seattleboatrentals@yahoo.com . A more professional presence can be achieved by having an email address that uses a domain name specific to the business (e.g. info@seattleboatrentals.com). This is the first level of demand for domain names.

The next level of internet presence is to have an information style web site. This allows an SME to communicate information to a potential customer online. This is typically a one to five page site and includes contact details and perhaps additional information about the business that a customer might find useful. ISP's and Portals can provide a hosted solution for a Company website but, again, having a domain name is a more professional approach. Compare the web address seattleboatrentals.tripod.com with www.seattleboatrentals.com . This generates more demand for domain names from Fabulous Domains.

In an environment where a significant percentage of retail sales will be eCommerce (Forrester estimates 12% of total US retail sales in 2010), there are SMEs that want to use the internet as one of its primary (if not only) sales and marketing channels. These companies will make a significant investment in web development and will often buy the best domain name or names they can afford to host their web site(s). Trying to brand a domain name that users can't easily remember is a waste of advertising dollars.

An understanding that SMEs are the main buyers of our domain names provides some insight into our pricing considerations. The Company has been progressively increasing the minimum price at which it sells domain names. During the course of 2005, the Company increased the price from $300 to $800 in $100 increments without any apparent drop off in sales volume. The Company intends to continue to increase prices until it finds the price point at which total sales revenue starts to fall away. It is difficult to gauge where that price point will be. The only significant reference point we have is Buy Domains, which is the market leader and they too have been increasing prices. It perhaps should be noted that in the context of web development costs which can run into the thousands of dollars and media spend (both online and offline), domain name prices of a few hundred dollars or even a few thousand dollars are not that significant.

Like a retail store, the key financial driver for the success of the domain sales business will be average sales price and stock turn. Businesses such as these


DarkBlueSea
NAVIGATING THE INTERNET

typically sell domain names for a few hundred dollars and expect to sell one or two percent of their inventory per annum. At these levels, the revenue derived is more than sufficient to cover the registration costs for the entire portfolio.

Dark Blue Sea currently owns a portfolio of approximately 500,000 internet domain names. This makes it the second largest domain name portfolio and the largest dot com portfolio in the world.

The vast majority of Dark Blue Sea's domain names are what are termed generic keyword domain names. These are domains such as www.bedroomfurniture.com that are constructed from generic keywords or phrases ("bedroom furniture" in this case). Of the 500,000 domain names the Company owns, approximately 470,000 are generic domains.

Users find Dark Blue Sea's domain names by typing simply typing domain names such as www.bedroomfurniture.com into the address bar of their browser (e.g. Internet Explorer).

Approximately 170,000 people (or "unique visitors") from around the world type in (or "directly navigate" to) one of Dark Blue Sea's domain names every day.

Domain names, particularly those focused on commercial key words, are one of the simplest forms of leveraging from the growth of the internet. Like offline real estate, domain name values should broadly increase in line with growth in overall e-commerce activity. Domain names also have the added advantage of being a targeted primary traffic source for online advertisers. Using the expertise and infrastructure we have developed, domain names also offer some of the best prospective returns on investment.

The domain name portfolio is viewed as an enduring assets having long term revenue generating capabilities. The traffic generated by the domain name portfolio constitutes an important and self-reliant source of internet traffic that is used by the Company's own advertising portals, Roar and PageSeeker as well as by other commercial search engine operators.

Key Performance Indicators

The Company releases some key financial performance indicators for comparative purposes. These indicators are based on unaudited management accounts.

This quarter, the Company has released some additional KPIs related to the secondary market domain name sales business.

The updated Key Performance Indicators for the December 2005 Quarter are as follows:


DarkBlueSea
NAVIGATING THE INTERNET

Revenue (US$'000)	Qtr end 31.12.04	Qtr end 31.03.05	Qtr end 30.06.05	Qtr end 30.09.05	Qtr end 31.12.05
Internal Traffic	584	1,045	1,180	1,056	879
– Profitable Domain Names Internal Traffic	46	69	67	74	68
– Unprofitable Domain Names Total Internal Traffic	630	1,114	1,247	1,130	947
Internal Domain Name Sales	23	43	222	341	286
Total Internal Revenue	653	1,157	1,469	1,471	1233
External Traffic	2,296	2,960	3,885	3,850	4191
Total Traffic Revenue	2,926	4,074	5,132	4,981	5,138
Revenue Margin (%)					
Internal Traffic Revenue	89	90	90	89	89
– Profitable Domain Names Total Internal Revenue	39	53	49	47	43
External Revenue	28	32	26	30	23
Total Traffic Revenue	30	38	39	34	23
Number of Profitable Domains	38,000	60,000	79,000	77,000	65,000

The traffic revenue generated from the Company's own domain name portfolio (ie. "internal traffic") was US$947,000. The reduction in internal traffic revenue from that generated in the previous quarter reflects the Company's decision to sell some of its lower quality domains in the current quarter. Although these domains were

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796


DarkBlueSea
NAVIGATING THE INTERNET

contributing to revenue, the asset value of these domains was unlikely to be sustainable in the medium term.

The Company was anticipating offsetting some of the negative impact this decision had on revenue by implementing a significant upgrade with its main upstream advertising partner but that did not occur.

On the externally generated traffic, the Company continues to attract new domain name portfolio owners to the Fabulous domain name management product. This resulted in an increase in external traffic revenues over the quarter.

The Company has also applied similar principles to third party domain name portfolios that it manages in relation to domain quality. This has taken some of the edge off the growth in the December growth but underlines the good operational performance in terms of customer recruitment.

The Company continues to generate the bulk of its internal revenue from the traffic from a relatively small component of its overall domain name portfolio. Approximately 65,000 profitable domain names generated approximately 93% of the Internal traffic revenue. The revenue margin on these domains was 89% during the current quarter.

The domain name sales revenue data includes both the sale of a large number of lower quality domains negotiated directly with third parties, as well as the domain sales made through the FabulousDomains.com web site.

A more detailed explanation on the Key Performance Indicators is provided in the "Background on Key Performance Indicators Section" below

Appointment of Investment Bank

During the quarter, Dark Blue Sea Ltd finalized the appointment of Arbor Advisors LLC, a boutique US investment bank to assist the Company in exploring corporate development opportunities.

Over the last few years, there has been considerable amount of merger and acquisition activity amongst participants in the online advertising industry. In the last twelve months, this M&A activity has spread into the specific sector of the online advertising industry in which Dark Blue Sea operates, being domain name portfolios and associated domain name services.

Two significant transactions involving large scale domain name portfolios were completed in early 2005. The announcement of these particular transactions and a growing understanding of the domain name portfolio/direct navigation industry have generated significant interest from a variety of public and private companies that operate in the online advertising industry as well as private equity firms.


DarkBlueSea
NAVIGATING THE INTERNET

There is renewed interest in the internet and there are currently significant pools of capital that are available to be immediately deployed.

Domain name portfolios are typically held by private individuals who are scattered all over the globe. The domain name portfolio industry is very fragmented industry with no one participant having more than a 10% market share. It is an industry where there are significant economies of scale.

The value of portfolios in private individual's hands, on the basis of the two significant transactions, is well in excess of US$1 billion. Like offline real estate, the competitive edge in domain name acquisition is rapidly becoming the cost of capital. In the industry in which the Company operates, the cheapest and most readily accessible capital is in the US financial markets.

It is becoming increasingly clear that this industry is likely to be rolled up over the next few years. Dark Blue Sea Ltd owns one of the best large scale domain name portfolios in the world. It also has one of the major direct navigation intermediary businesses and one of the few technology and business platforms in the world specific to domain name services that is scalable.

The Company has a wide array of potential strategic options in a market environment which we expect to be extremely dynamic. In the context of this environment, the Company decided that it was important to become more proactive in looking at corporate development opportunities to add value for shareholders. The appointment of an investment bank based in the United States will help facilitate this.

Executives from the Company are currently in the United States. The primary purpose is to attend a domain name industry conference in Santa Clara, California. The Company has also commenced meeting with potential strategic and financial partners.

About Arbor Advisors

Arbor Advisors is a boutique investment banking firm focused on providing strategic advisory services for middle market technology companies. The Arbor Principles have extensive backgrounds in both operational and transactional roles. Arbor has advised many companies, both domestic and international, and specializes in complex transactions.

Key Performance Indicators Background Information

The Company releases some key financial performance indicators for comparative purposes. These indicators are based on unaudited management accounts.

From an overall financial performance perspective, it is important to understand that the Company generates all its revenue in US dollars and it pays all its traffic sources in US dollars, so the Company earns a gross profit which is denominated in US dollars. However, the Company's overheads which are primarily staffing related are

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796


DarkBlueSea
NAVIGATING THE INTERNET

denominated in Australian dollars so the $A/$US exchange rate can have a significant impact on the Company's financial performance.

The Company generates the bulk of its revenue from selling traffic. A segmentation by traffic source provides the best indicators of the overall trends in the financial performance of the Company.

In any Internet business that generates revenue from traffic, it is important to distinguish between revenue generated from ***Internal*** and ***External*** traffic sources. ***Internal*** traffic sources are ones that are owned and operated by the Company. ***External*** traffic sources are ones that are owned by customer's of the Company.

As ***Internal*** traffic sources are controlled by the Company they form a reliable annuity style revenue stream. ***External*** traffic sources are much less reliable as they are subject to competition in the traffic market. Almost all traffic arrangements can be cancelled on short notice and contracted deals rarely extend beyond one or two years.

Dark Blue Sea's ***Internal*** traffic is almost exclusively sourced from the Company's domain name portfolio. Dark Blue Sea's ***External*** traffic sources are primarily other domain name portfolio owners. The Company uses its unique platform, good relationships with domain name portfolio owners and competitive pricing as the primary methods of acquiring and maintaining ***External*** traffic sources.

The Company earns different margins on ***Internal*** and ***External*** traffic sources. For ***Internal*** traffic sources, the main expense is domain name registration fees. These are a fixed cost and so the margins can be high and expand as the industry grows. For ***External*** traffic sources, the arrangements are typically revenue share based and hence the margins are much lower. Good traffic sources have excellent bargaining power.

A further segmentation of the Company's ***Internal*** traffic sources provides additional clarity. A breakdown of the Internal Revenue into the revenue that is generated from ***profitable domain names*** (i.e. those domain names that earn sufficient revenue to cover the annual registration expense) and ***unprofitable domain names***, the number of profitable domain names and the margin achieved on the profitable names is provided. It should be noted that the portfolio of profitable domain names generates the bulk of the ***Internal*** revenue and is a very high margin business.

Domain sales revenues include revenue from all domains the Company sold during the period. These include sales from the Company's main web site (FabulousDomains.com) as well as ad-hoc sales (typically for a large number of domains) that are agreed external to the web site.

It should be noted that the Company has additional revenue sources that are not included in these numbers. These revenue sources do not currently have a material impact on the overall financial performance of the Company.


DarkBlueSea
NAVIGATING THE INTERNET

Accounting Treatment of the Domain Name Portfolio

For both new domain name registrations and renewals, it costs the Company US$6 to hold each domain name for a period of one year. The $US6 cost is paid in advance and so has an immediate cash flow impact. It is viewed by the Company as a prepayment of traffic for twelve months and is recorded as a short term asset in the balance sheet. Domain name registrations are also recorded as operational cash flow in the reported cash flow statements.

The Company amortises that US$6 short term prepaid traffic asset over the subsequent 12 month period, effectively passing that cost through as an expense in the profit and loss statement.

Notwithstanding the accounting treatment of domain name registrations and renewals, the domain name portfolio is viewed by the Company as of a capital nature, ie. an enduring asset having long term revenue generating capabilities.

The Company also acquires domain names in the secondary market, typically paying a significant premium to the annual registration cost. These purchases are recorded as long terms assets on the balance sheet and are amortised over the deemed useful life of the domain (currently five years). The cost of a domain acquired in the secondary market is recorded as a financing cash flow in the cash flow statement.

In regard to the Company's domain name sales, the proceeds of sales are treated as operating income, and the component in excess of the registration expense is recorded as operating profit.

About Dark Blue Sea

Dark Blue Sea is an online advertising intermediary or "internet traffic" broker servicing a global customer base from its office in Brisbane. Dark Blue Sea has developed and successfully manages a number of world-class commercial Internet properties including:

- Roar and Pageseeker, pay-per-click advertising portals;
- Fabulous, an ICANN accredited domain name registrar and domain name management system;
- Dark Blue, an online advertising affiliate network; and
- Its Domain Name Portfolio.

Fabulous, Dark Blue and Roar / PageSeeker provide a fully integrated package for the generation, management and monetization of "internet traffic". "Internet traffic" is directly analogous to shopping centre floor traffic.

The ability to offer traffic sources and advertisers a platform consisting of an integrated domain name registrar, advertiser affiliate network and a pay-per-click advertising portal is a compelling value-added proposition that the Company believes is unique in the global marketplace.


DarkBlueSea
NAVIGATING THE INTERNET

Dark Blue Sea currently owns a portfolio of 500,000 internet domain names. This makes it the second largest domain name portfolio and the largest dot com portfolio in the world.

The vast majority of Dark Blue Sea's domain names are what are termed generic keyword domain names. These are domains such as www.bedroomfurniture.com that are constructed from generic keywords or phrases ("bedroom furniture" in this case). Users find Dark Blue Sea's domain names by typing simply typing domain names such as www.bedroomfurniture.com into the address bar of their browser (e.g. Internet Explorer). Of the 500,000 domain names the Company owns, approximately 470,000 are generic domains.

Approximately 170,000 people (or "unique visitors") from around the world type in (or "directly navigate" to) one of Dark Blue Sea's domain names every day.

The "internet traffic" that is generated from Dark Blue Sea's portfolio of domain names can be sold to online advertisers. Advertisers can purchase the "internet traffic" from either Roar / PageSeeker or Dark Blue, the companies online advertising properties. Dark Blue Sea also has commercial relationships with many other leading online advertiser networks that effectively also buy the "internet traffic" from Dark Blue Sea's domain name portfolio.

Fabulous was developed to help the Company manage its own domain name portfolio and to provides services to other domain name portfolio owners. The Company combines the internet traffic from its own and other portfolios to try to negotiate the best possible advertising deals.

Fabulous also provides domain name registration services. Fabulous is currently the 15th largest domain name registrar in the world.

Domain names are the real estate of the internet – it is the first step for any business wanting to establish a presence on the Internet. Like offline real estate, domain names can be bought, sold, rented, leased, etc.

Domain names can trade at wildly inconsistent prices in the secondary market but, like offline real estate, prices are broadly underwritten by financial investors. Such investors (including domain name portfolio owners) are willing to purchase domain names by capitalising current or potential leasing revenue.

Businesses such as Fabulous help establish base line valuations of domain names by determining a base line leasing potential of any domain name. This is done by selling the direct navigation (or domain name type in) traffic to advertisers.

The Company believes it is well-positioned in a small but important niche of rapidly growing global US$12 billion per annum online advertising market.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796


DarkBlueSea
NAVIGATING THE INTERNET

Dark Blue Sea is listed on the Australian Stock Exchange (code: DBS) and has a Level 1 over-the-counter ADR program through the Bank of New York (code: DKBLY)

For further information, please contact:

Mr Richard Moore
Chief Executive Office
Dark Blue Sea
(07) 3007 0000

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

DARK BLUE SEA LTD

ABN	Quarter ended ("current quarter")
47 091 509 796	31 December, 2005

Consolidated statement of cash flows

	Cash flows related to operating activities		Current Quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		8,022	15,998
1.2	Payments for	(a) staff costs	(895)	(1,768)
		(b) advertising and marketing	(5.755)	(11.124)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(536)	(1,027)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		30	47
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		(10)	(26)
1.7	Other (provide details if material)		-	-
	Net operating cash flows		856	2,100

+ See chapter 19 for defined terms.

		Current Quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	856	2,100
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(49)	(64)
	(e) other non-current assets	(1)	(5)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other: Movement in security deposits	-	146
	Net investing cash flows	(50)	76
1.14	**Total operating and investing cash flows**	806	2,176
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	
1.18	Repayment of borrowings	-	
1.19	Dividends paid	-	-
1.20	Other (payments for share buy-backs)	(227)	(920)
	Net financing cash flows	(227)	(920)
	Net increase (decrease) in cash held	579	1,256
1.21	Cash at beginning of quarter/year to date	4,225	3,505
1.22	Exchange rate adjustment	60	103
1.23	**Cash at end of quarter**	4,864	4,864

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current Quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	81
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

NIL

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

NIL

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	3	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	4,417	3,825
4.2	Deposits at call	412	381
4.3	Bank overdraft	-	-
4.4	Other: Internet Payment Account	35	19
	Total: cash at end of quarter (item 1.23)	4,864	4,225

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

By order of the Board.

Mr Duncan Cornish

Company Secretary

Date: 31 January, 2006

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.